

2024 Annual Report



2024 Annual Letter

To our fellow shareholders:

As we close out another year we are looking forward to a new year. Not only because 2024 was difficult for the economy and the sector, but because the strategic transformational journey Saga embarked upon the better part of two years ago is beginning to show meaningful results.

First, I want to thank those who have been so instrumental in the transformational change Saga has been going through over the past two years:

- Our Corporate Team

- Our Saga Board of Directors

- Our carefully chosen 3rd Party Partners

- Our Shareholders

- Our Leadership Teams in each of Saga's 28 markets

- Our Saga Media Advisors

- Our nearly 800 Saga employees all over the country, who make this engine go.

- Our clients, those who trust us with their advertising dollars to bring about outcomes. After all, our revenue comes from these clients.

Transformational change is **NOT** easy — it takes time, resources, people-training, commitment and a very strong belief that what you are building will be successful. We chose this path of transformational change both out of necessity and because we believe we have identified a local digital advertising market ripe for disruption.

We determined **4 THINGS:**

1. **There is a significant increase in digital advertising dollars.**
   Businesses are pouring more money into digital advertising every year, but the rapid growth of digital budgets has outpaced the ability of advertisers to use them effectively.

2. **There are frustrated buyers with unmet needs.**
   Advertisers are fed up with ineffective evergreen "Set it and Forget it" campaigns and empty promises. They don't like what they are buying or who they are buying it from. These are the same local advertisers who say they trust radio salespeople most for market knowledge and advice but aren't buying from us.

   The RAB recently released a report that in 2024, radio surpassed the $2 billion dollar mark in digital sales. That is a very pedestrian .067% of all digital dollars spent in 2024. Radio cannot win celebrating less than 1% of the digital ad pie. We cannot simply compare it to where radio came from; we need to lift our eyes and look at the macro digital marketplace for what's available to us.

   HERE'S WHY

   - According to E-Marketer, in 2024, excluding political, there was approximately $421 billion dollars spent on advertising in the U.S.

   - 73%, or $309 billion dollars, was spent in digital

- In 2025, estimated advertising expenditures in the U.S. will top $456 billion dollars, and 75%, or $342 billion dollars, will go to digital advertising. That number is expected to climb to 83% by 2029. Radio's approach to digital ad dollars is broken.

3. **There is a fragmented and confusing marketplace.**
   Too many providers and too many conflicting solutions. Businesses don't know who to trust. In this marketplace, simplicity and clarity win. Just ask the broadcasters I like and respect who have gone through their own 4th, 5th, and 6th iterations of a digital strategy. It's frustrating and costly.

4. **There is a shift in consumer behavior.**
   Advertising strategies haven't caught up with the journey people take when they buy. There is a gap where tech meets human behavior. Focusing the influence of ads on REAL consumer journeys will allow everyone to win vs. the product-focused offerings that currently exist.

As a part of Saga's Digital Strategy, which we call "Blended Advertising", we have benefitted from talking with and observing the 3rd party struggles of our brethren.

There's an old saying that says **"The 2nd mouse gets the cheese."**

"Blended Advertising" focuses on the consumer journey with three simple and effective products:

1. Radio — Leads to a search and gets the advertiser wanted.

2. Search — Gets the advertiser found.

3. Display — Gets the advertiser chosen.

We see it. We cannot unsee it. We believe it.

We have studied it and trained our media advisors with all this data in mind.

The question we had to ask ourselves was…
Do we build upon our already existing radio infrastructure or start anew?

We chose the former.

Infrastructure requires training. Training requires time and expense. This is why we forecasted a rise in expenses over a year ago. And by investing in infrastructure vs. going brand new, the speed of growth increases.

Unfortunately, the short term was impacted by the broadcast sector experiencing a significant downdraft. So why should you continue to invest in Saga or perhaps become a new investor? Because we see a broken local digital market ripe for disruption. And we are the right media company to take advantage of that opportunity.

The customers we work with every day already like us and trust us and if we can impact just 5% of the digital dollars available in our 28 Saga markets over the next 18-24 months, we could significantly increase our total gross annual revenue (most of it digital), while also protecting, preserving, and growing radio.

For example, in our 28 Saga markets, there is approximately $2.9 billion dollars available in just search and display. To disrupt 5% of the available dollars would result in more gross revenue than Saga generates in a calendar year.

Before I share just some of the success blended advertising has helped us create, let me take you back to earlier, regarding building on an existing infrastructure versus starting anew.

In previous President's Letters, and on virtually every quarterly earnings call for the past 2 years, I have asked the question, **"Where would Saga be today if we had decided NOT to go down this path and had NOT added the revenue verticals to our arsenal when we did to help launch Saga's transformational change?**

Here is the answer to that question.

In 2024, we generated a nearly $7.6 million dollar increase in revenue since we began this transformation at the end of 2022. They consisted of the following revenue verticals:

- Online local news sites
- E-Commerce
- Streaming
- Market-specific "Best of" programs
- Plus, a variety of digital products and services

These strategic additives have served us well in building the infrastructure of transformational change and will continue to do so as we grow.

Again, at the same time, we forecasted a lift in expenses as we invested in our people, our products, and our processes. These efforts are increasingly more important as the broadcast sector faces growing headwinds.

Allow me to share several data points from a 5-market snapshot inside Saga which illustrates how blended advertising has already impacted Saga's local, direct, and digital revenues… and how they show promise for Saga, its shareholders, it's customers, it's employees, and financial strength in both the short and the long-term:

> Using a combination of Saga's Marketron traffic system and Saga's CRM called Rumple, we analyzed local direct advertisers who purchased a blended product consisting of search, display, O.T.T. or social media.

> We compared January '23 through October '23 to January '24 through October '24.

> **Here is what we found:**

> - Local direct advertisers who bought a blended product **INCREASED** their radio spend 9% YOY, while their overall Radio and Digital spend increased by 27% YOY.
> - Conversely, over the same period, local direct advertisers who did **NOT** buy a blended product reduced their radio spend by 13% YOY.
> - Furthermore, accounts who were never presented blended advertising experienced a 50-55% decrease in their radio spend. However, when blended advertising **WAS** pitched but the client didn't buy, their radio spend **INCREASED** by 1 – 2%.
> - From November 7, 2024 through March 7, 2025, as a company, we secured $5.7 million dollars in "Blended" orders with 203 customers. Of that, $2.9 million dollars were digital dollars, and $2.8 million dollars were radio dollars.

During the same period, blended advertising orders yielded us 4.3 times more than non-blended orders, and when examining the radio-only dollars and comparing blended and non-blended orders, we found that those who bought blended spent 96% more on radio than those who did **NOT** buy blended. Building on these results, during a 7-day period in early March 2025, in just 3 Saga markets, we generated another **$2 million** in **BRAND NEW BLENDED** advertising dollars! And these wins do not even begin to drain our pipeline!

> It used to be said in our business,
> **"Control the Creative- Control the Campaign".**

> Today it's,
> **"Control the Strategy- Control the Campaign".**

With blended advertising, radio has the opportunity to include itself **IN THE STRATEGY** and we are just getting started. Radio is the star of Saga's digital strategy. Radio, with its high consumer trust leads to a search. Data shows Radio is the very best, most pervasive, and most efficient top-of-the-funnel medium available.

Radio's role in this strategy is to move consumers to **click — visit — call** or **search** an advertiser's business. Radio gets the advertiser wanted. Digital gets the advertiser found and chosen.

In closing, someone once said to me, **"If you are exposed to a product or service that can't tell you the problem they are solving, you need to be absolutely terrified**."

So what problem is Saga solving for the customer and for radio through blended advertising?

- Advertising, that is easy to buy and understand.

- Advertising focused on the real consumers that **click — visit — call** and **search.**

- Attribution that is easy to understand and focused on the actions consumers take that lead to a sale.

- And selfishly, radio gets to do the magic it has always been known for.

- In other words, a strategy that is:
  …Easy to understand
  …Easy to buy
  …Easy to execute
  …Easy to measure
  …And easy to re-buy

We believe our blended advertising digital strategy, when executed properly, can lead to significant growth in gross revenue. We are excited about the prospect's blended advertising has, to leverage, preserve, protect and grow the magic that is radio!

Respectfully,

Chris Forgy
President / CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from_____ to_____

Commission file number 1-11588

SAGA COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Florida	**38-3042953**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
73 Kercheval Avenue	
Grosse Pointe Farms, Michigan	**48236**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(313) 886-7070

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $.01 par value	SGA	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller Reporting Company	Emerging growth company
☐	☑	☐	☑	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

On June 28, 2024 the aggregate market value of the shares of Class A Common Stock held by nonaffiliates of the registrant, computed on the basis of the closing stock price of the Class A Common Stock on the NASDAQ was $61,656,352.

The number of shares of the registrant's Class A Common Stock, $.01 par value outstanding as of March 4, 2025 was 6,441,913.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2025 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission not later than 120 days after the end of the Company's fiscal year) are incorporated by reference in Part III hereof.

Saga Communications, Inc.
2024 Form 10-K Annual Report

Table of Contents

Forward-Looking Statements

Statements contained in this Form 10-K that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, words such as "will," "may," "believes," "intends," "expects," "anticipates," "plans," "estimates," "guidance," and similar expressions are intended to identify forward-looking statements. These statements are made as of the date of this report or as otherwise indicated, based on current expectations. We undertake no obligation to update this information. A number of important factors could cause our actual results for 2025 and beyond to differ materially from those expressed in any forward-looking statements made by or on our behalf. Forward-looking statements are not guarantees of future performance as they involve a number of risks, uncertainties and assumptions that may prove to be incorrect and that may cause our actual results and experiences to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions that may affect our performance, which are described in Item 1A of this report, include our financial leverage and debt service requirements, dependence on key personnel, dependence on key stations and advertising revenue they generate, global, U.S. and local economic conditions, including the effects of inflation and trade policy, our ability to successfully integrate acquired stations, regulatory requirements including royalties we pay, new technologies, health epidemics, natural disasters, terrorist attacks, information technology and cybersecurity failures and data security breaches. We cannot be sure that we will be able to anticipate or respond timely to changes in any of these factors, which could adversely affect the operating results in one or more fiscal quarters. Results of operations in any past period should not be considered, in and of itself, indicative of the results to be expected for future periods. Fluctuations in operating results may also result in fluctuations in the price of our stock.

PART I

Item 1. *Business*

We are a media company primarily engaged in acquiring, developing and operating broadcast properties including opportunities complimentary to our core radio business including digital, e-commerce and non-traditional revenue initiatives. As of February 28, 2025, we owned eighty-two FM, thirty-one AM radio stations and seventy-nine metro signals serving twenty-eight markets. Our principal executive offices are located at 73 Kercheval, Grosse Pointe Farms, Michigan 48236. We are a Florida corporation, reorganized in 2020. We were originally organized as a Delaware corporation in 1986.

During 2022, our founder and former Chief Executive Officer ("CEO"), Edward K. Christian passed away. As of the date of his passing, Mr. Christian held approximately 65% of the combined voting power of the Company's Common Stock. His passing resulted in the conversion of his Class B Shares into Class A Shares that were transferred to an estate planning trust that now owns approximately 14.6% of the common stock outstanding. We were also required to make certain payments to his estate as outlined in his employment agreement.

Strategy

Our strategy is to operate top billing radio stations, including harnessing opportunities complimentary to our core radio business including digital, e-commerce, online local news sites and other non-traditional revenue initiatives, in mid-sized markets, which we define as markets ranked from 20 to 200 out of the markets summarized by Investing in Radio Market Report.

Local programming and marketing are key components in our strategy to achieve top ratings in our radio operations. In many of our markets, the three or four most highly rated radio stations receive a disproportionately high share of the market's advertising revenues. As a result, a station's revenue is dependent upon its ability to maximize its number of listeners within an advertiser's given demographic parameters. In certain cases we use attributes other than specific market listener data for sales activities. We also use our strong local presence and community involvement to develop strong relationships with our listeners, advertising clients and community organizations.

The radio stations that we own and/or operate employ a variety of programming formats, including Classic Hits, Country, Classic Country, Hot/Soft/Urban Adult Contemporary, Oldies, Classic Rock, Rock and News/Talk. We regularly perform extensive market research, including music evaluations, focus groups and strategic vulnerability studies. Our stations also employ audience promotions to further develop and secure a loyal following.

We concentrate on the development of strong decentralized local management, which is responsible for the day-to-day operations, including local community development, of the stations we own and/or operate. We compensate local management based on the station's financial performance, as well as other performance factors that are deemed to affect the long-term ability of the stations to serve their local communities and to achieve financial performance objectives. Corporate management is responsible for long-range planning, establishing policies and procedures, resource allocation and monitoring the activities of the stations.

Under the Telecommunications Act of 1996 (the "Telecommunications Act"), we are permitted to own up to eight radio stations in a single market. See "Federal Regulation of Radio Broadcasting". We seek to acquire reasonably priced broadcast properties with significant growth potential that are located in markets with well-established and relatively stable economies. We often focus on local economies supported by a strong presence of state or federal government or one or more major universities. Future acquisitions will be subject to the availability of financing, the terms of our credit facility, and compliance with the Communications Act of 1934 (the "Communications Act") and Federal Communications Commission ("FCC") rules.

Advertising Sales

Our primary source of revenue is from the sale of advertising for broadcast on our stations. Depending on the format of a particular radio station, there are a predetermined number of advertisements broadcast each hour. We determine the number of advertisements broadcast hourly that can maximize a station's available revenue dollars without jeopardizing listening levels. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of pricing adjustments, which are made to ensure that the station efficiently utilizes available inventory.

Advertising rates charged by radio stations are based primarily on a station's ability to attract audiences in the demographic groups targeted by advertisers, the number of stations in the market competing for the same demographic group, the supply of and demand for radio advertising time, and other qualitative factors including rates charged by competing radio stations within a given market. Radio rates are generally highest during morning and afternoon drive-time hours. Most advertising contracts are short-term, generally running for only a few weeks. This allows broadcasters the ability to modify advertising rates as dictated by changes in station ownership within a market, changes in listener ratings and changes in the business climate within a particular market.

Approximately $106,302,000 or 88% of our gross revenue for the year ended December 31, 2024 (approximately $111,240,000 or 90% in fiscal 2023) was generated from the sale of local advertising. Additional revenue is generated from the sale of national advertising, network compensation payments, barter and other miscellaneous transactions. In all of our markets, we attempt to maintain a local sales force that is generally larger than our competitors. The principal goal in our sales efforts is to develop long-standing customer relationships through frequent direct contacts, which we believe represents a competitive advantage. We also typically provide incentives to our sales staff to seek out new opportunities resulting in the establishment of new client relationships, as well as new sources of revenue, not directly associated with the sale of broadcast time.

Each of our stations also engages independent national sales representatives to assist us in obtaining national advertising revenues. These representatives obtain advertising through national advertising agencies and receive a commission from us based on our net revenue from the advertising obtained. Total gross revenue resulting from national advertising in fiscal 2024 was approximately $13,889,000 or 12% of our gross revenue (approximately $11,880,000 or 10% in fiscal 2023). Gross national political revenue is included in these numbers.

Competition

Radio broadcasting is a highly competitive business. Our stations compete for listeners and advertising revenues directly with other radio stations, as well as other media, within their markets. Our radio stations compete for listeners primarily on the basis of program content and by employing on-air talent which appeals to a particular demographic group. By building a strong listener base comprised of a specific demographic group in each of our markets, we are able to attract advertisers seeking to reach these listeners.

Other media, including broadcast television and/or radio (as applicable), cable television, newspapers, magazines, direct mail, the Internet, coupons and billboard advertising, also compete with us for advertising revenues.

The radio broadcasting industry is also subject to competition from new media technologies, such as the delivery of audio programming by cable and satellite television systems, satellite radio systems, direct reception from satellites, and streaming of audio on the Internet.

Seasonality

Our revenue varies throughout the year. Advertising expenditures, our primary source of revenue, is generally lowest in the first quarter.

Environmental Compliance

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require us to make significant expenditures of funds.

Human Capital Resources

Our key human capital management objectives are to attract, develop and retain top industry talent that reflects the diversity of the communities in which we broadcast. To support this goal, our human resources programs are designed to develop talent to prepare for key roles and leadership positions for the future; reward employees through competitive industry pay, benefits and other programs, instill our culture with a focus on ethical behavior and enhance our employees' performance through investment in current technology, tools and training to enable our employees to operate at a high level.

As of December 31, 2024, we had approximately 601 full-time employees and 240 part-time employees, none of whom are represented by unions. We believe that our relations with our employees are good.

We employ several high-profile personalities with large loyal audiences in their respective markets. We have entered into employment and non-competition agreements with our President/Chief Executive Officer and with most of our on-air personalities, as well as non-competition agreements with our commissioned sales representatives.

We are committed to hiring, developing and supporting a diverse and inclusive workplace. Our management teams are expected to exhibit and promote honest, ethical and respectful conduct in the workplace. All of our employees must adhere to a code of conduct that sets standards for appropriate ethical behavior.

Available Information

You can find more information about us at our Internet website www.sagacom.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC").

Federal Regulation of Radio Broadcasting

Introduction. The ownership, operation and sale of radio stations, including those licensed to us, are subject to the jurisdiction of the FCC, which acts under authority granted by the Communications Act. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules or the Communications Act. For additional information on the impact of FCC regulations and the introduction of new technologies on our operations, see "Forward Looking Statements" and "Risk Factors" contained elsewhere in this report.

The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies (collectively, hereinafter the "Communications Act"). Reference should be made to the Communications Act, FCC rules (Title 47 Code of Federal Regulation, Chapter I, Subchapters A and C) and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

License Renewal. Radio broadcasting licenses are granted for maximum terms of eight years, and are subject to renewal upon application to the FCC. Under its "two-step" renewal process, the FCC must grant a renewal application if it finds that during the preceding term the licensee has served the public interest, convenience and necessity, and there have been no serious violations of the Communications Act or the FCC's rules which, taken together, would constitute a pattern of abuse. If a renewal applicant fails to meet these standards, the FCC may either deny its application or grant the application on such terms and conditions as are appropriate, including renewal for less than the full 8-year term. In making the determination of whether to renew the license, the FCC may not consider whether the public interest would be served by the grant of a license to a person other than the renewal applicant. If the FCC, after notice and opportunity for a hearing, finds that the licensee has failed to meet the requirements for renewal and no mitigating factors justify the imposition of lesser sanctions, the FCC may issue an order denying the renewal application, and only thereafter may the FCC accept applications for a construction permit specifying the broadcasting facilities of the former licensee. Petitions may be filed to deny the renewal applications of our stations, but any such petitions must raise issues that would cause the FCC to deny a renewal application under the standards adopted in the "two-step" renewal process. Failure to renew a license could have a material adverse effect on the Company's business. Radio station licenses generally expire along with the licenses of all other radio stations in a given state. The FCC accepts renewal applications for various groups of radio stations every two months. The last cycle having begun in June 2019, concluded for the Company's stations in June 2022. All the Company's renewal applications were routinely granted by the FCC. In January 2018 and again in February 2022, the FCC designated the renewal applications of radio stations (not the Company's) for hearing based on the stations' records of extended periods of silence during and following their respective license renewal terms. Under the Communications Act, if a broadcast station fails to transmit signals for any consecutive 12-month period, the FCC license expires at the end of that period, unless the FCC exercises its discretion to extend or reinstate the license "to promote equity and fairness." The FCC, to date, has rarely exercised such discretion. Further, the FCC has revoked the licenses of broadcast stations that failed to pay regulatory fees. The Company is current in the payment of regulatory fees to the FCC.

The following table sets forth information about our radio stations, including the markets they serve, their format, and the FCC class of each of the broadcast stations that we own or operate with an attributable interest and the date on which each such station's FCC license expires:

Station	Market (1)	Station Format	FCC Station Class (2)	Expiration Date of FCC Authorization
FM:				
WOXL	Asheville, NC	Hot Adult Contemporary	C2	December 1, 2027
WTMT	Asheville, NC	Classic Rock	C2	December 1, 2027
KISM	Bellingham, WA	Classic Rock	C	February 1, 2030
KAFE	Bellingham, WA	Adult Contemporary	C	February 1, 2030
WRSY	Brattleboro, VT	Adult Album Alternative	A	April 1, 2030
WKVT	Brattleboro, VT	Classic Hits	A	April 1, 2030
WQEL	Bucyrus, OH	Classic Rock	A	October 1, 2028
WLRW	Champaign, IL	Hot Adult Contemporary	B	December 1, 2028
WIXY	Champaign, IL	Country	B1	December 1, 2028
WREE	Champaign, IL	Classic Hits	B1	December 1, 2028
WYXY	Champaign, IL	Classic Country	B	December 1, 2028
WAVF	Charleston, SC	Adult Variety Hits	C	December 1, 2027
WCKN	Charleston, SC	Country	C1	December 1, 2027
WMXZ	Charleston, SC	Hot Adult Contemporary	C2	December 1, 2027
WXST	Charleston, SC	Urban Adult Contemporary	C1	December 1, 2027
WWWV	Charlottesville, VA	Classic Rock	B	October 1, 2027
WQMZ	Charlottesville, VA	Adult Contemporary	A	October 1, 2027
WCNR	Charlottesville, VA	Adult Album Alternative	A	October 1, 2027
WCVL	Charlottesville, VA	Country	A	October 1, 2027
WCVQ	Clarksville, TN/Hopkinsville, KY	Hot Adult Contemporary	C1	August 1, 2028
WZZP	Clarksville, TN/Hopkinsville, KY	Rock	A	August 1, 2028
WVVR	Clarksville, TN/Hopkinsville, KY	Country	C0	August 1, 2028
WRND	Clarksville, TN/Hopkinsville, KY	Classic Hits	A	August 1, 2028
WSNY	Columbus, OH	Adult Contemporary	B	October 1, 2028
WNNP	Columbus, OH	Classic Hits	A	October 1, 2028
WNND	Columbus, OH	Classic Hits	A	October 1, 2028
WVMX	Columbus, OH	Hot Adult Contemporary	A	October 1, 2028
WLVQ	Columbus, OH	Classic Rock	B	October 1, 2028
KSTZ	Des Moines, IA	Hot Adult Contemporary	C	February 1, 2029
KIOA	Des Moines, IA	Classic Hits	C1	February 1, 2029
KAZR	Des Moines, IA	Rock	C1	February 1, 2029
KOEZ	Des Moines, IA	Soft Adult Contemporary	C1	February 1, 2029
WHAI	Greenfield, MA	Adult Contemporary	A	April 1, 2030
WPVQ	Greenfield, MA	Country	A	April 1, 2030
WMQR	Harrisonburg, VA	Hot Adult Contemporary	B1	October 1, 2027
WQPO	Harrisonburg, VA	Contemporary Hits	B	October 1, 2027
WSIG	Harrisonburg, VA	Classic Country	B1	October 1, 2027
WWRE	Harrisonburg, VA	Classic Hits	A	October 1, 2027
WOEZ	Hilton Head Island, SC	Soft Adult Contemporary	C3	December 1, 2027
WLHH	Hilton Head Island, SC	Classic Hits	C3	December 1, 2027
WVSC	Hilton Head Island, SC	Adult Variety Hits	C3	December 1, 2027
WYXL	Ithaca, NY	Adult Contemporary	B	June 1, 2030
WQNY	Ithaca, NY	Country	B	June 1, 2030
WIII	Ithaca, NY	Classic Rock	B	June 1, 2030
WFIZ	Ithaca, NY	Contemporary Hits	A	June 1, 2030

Station	Market (1)	Station Format	FCC Station Class (2)	Expiration Date of FCC Authorization
KEGI	Jonesboro, AR	Classic Rock	C2	June 1, 2028
KDXY	Jonesboro, AR	Country	C3	June 1, 2028
KJBX	Jonesboro, AR	Adult Contemporary	C3	June 1, 2028
WKNE	Keene, NH	Hot Adult Contemporary	B	April 1, 2030
WSNI	Keene, NH	Adult Contemporary	A	April 1, 2030
WINQ	Keene, NH	Country	A	April 1, 2030
WASK	Lafayette, IN	Classic Hits	A	August 1, 2028
WKHY	Lafayette, IN	Rock	B	August 1, 2028
WKOA	Lafayette, IN	Country	A	August 1, 2028
WXXB	Lafayette, IN	Contemporary Hits	A	August 1, 2028
WZID	Manchester, NH	Adult Contemporary	B	April 1, 2030
WMLL	Manchester, NH	Country	A	April 1, 2030
WKLH	Milwaukee, WI	Classic Rock	B	December 1, 2028
WHQG	Milwaukee, WI	Rock	B	December 1, 2028
WRXS	Milwaukee, WI	Oldies	A	December 1, 2028
WJMR	Milwaukee, WI	Urban Adult Contemporary	A	December 1, 2028
KMIT	Mitchell, SD	Country	C1	April 1, 2029
KUQL	Mitchell, SD	Classic Hits	C1	April 1, 2029
WNOR	Norfolk, VA	Rock	B	October 1, 2027
WAFX	Norfolk, VA	Classic Rock	C	October 1, 2027
WOGK	Ocala, FL	Country	C0	February 1, 2028
WYND	Ocala, FL	Classic Rock	A	February 1, 2028
WNDD	Ocala, FL	Classic Rock	A	February 1, 2028
WRSI	Northampton, MA	Adult Album Alternative	A	April 1, 2030
WPOR	Portland, ME	Country	B	April 1, 2030
WCLZ	Portland, ME	Adult Album Alternative	B	April 1, 2030
WMGX	Portland, ME	Hot Adult Contemporary	B	April 1, 2030
WYNZ	Portland, ME	Classic Hits	B1	April 1, 2030
KICD	Spencer, IA	Country	C1	February 1, 2029
KMRR	Spencer, IA	Adult Contemporary	C3	February 1, 2029
WLZX	Springfield, MA	Rock	A	April 1, 2030
WAQY	Springfield, MA	Classic Rock	B	April 1, 2030
WYMG	Springfield, IL	Classic Rock	B	December 1, 2028
WLFZ	Springfield, IL	Country	B	December 1, 2028
WDBR	Springfield, IL	Contemporary Hits	B	December 1, 2028
WTAX	Springfield, IL	News/Talk	B1	December 1, 2028
WNAX	Yankton, SD	Country	C1	April 1, 2029
AM:				
WISE	Asheville, NC	Sports/Talk	B	December 1, 2027
KGMI	Bellingham, WA	News/Talk	B	February 1, 2030
KPUG	Bellingham, WA	Sports/Talk	B	February 1, 2030
WINQ	Brattleboro, VT	Country	C	April 1, 2030
WBCO	Bucyrus, OH	Classic Country	D	October 1, 2028
WSPO	Charleston, SC	Gospel	B	December 1, 2027
WINA	Charlottesville, VA	News/Talk	B	October 1, 2027
WQEZ	Clarksville, TN/Hopkinsville, KY	Soft Adult Contemporary	D	August 1, 2028
WKFN	Clarksville, TN/Hopkinsville, KY	Sports/Talk	D	August 1, 2028

Station	Market (1)	Station Format	FCC Station Class (2)	Expiration Date of FCC Authorization
WNZE	Clarksville, TN	News/Talk	C	August 1, 2028
KRNT	Des Moines, IA	Sports/Talk	B	February 1, 2029
KPSZ	Des Moines, IA	Christian	B	February 1, 2029
WIZZ	Greenfield, MA	Oldies	D	April 1, 2030
WSVA	Harrisonburg, VA	News/Talk	B	October 1, 2027
WHBG	Harrisonburg, VA	Sports/Talk	D	October 1, 2027
WHCU	Ithaca, NY	News/Talk	B	June 1, 2030
WNYY	Ithaca, NY	Oldies	B	June 1, 2030
WKBK	Keene, NH	News/Talk	B	April 1, 2030
WZBK	Keene, NH	Classic Hits	D	April 1, 2030
WASK	Lafayette, IN	Sports/Talk	C	August 1, 2028
WFEA	Manchester, NH	News/Talk	B	April 1, 2030
WJOI	Milwaukee, WI	Christian	C	December 1, 2028
WHMP	Northampton, MA	News/Talk	C	April 1, 2030
WGAN	Portland, ME	News/Talk	B	April 1, 2030
WZAN	Portland, ME	Classic Country	B	April 1, 2030
WBAE	Portland, ME	Soft Adult Contemporary	C	April 1, 2030
WVAE	Portland, ME	Soft Adult Contemporary	C	April 1, 2030
KICD	Spencer, IA	News/Talk	C	February 1, 2029
WLZX	Springfield, MA	Rock	D	April 1, 2030
WTAX	Springfield, IL	News/Talk	C	December 1, 2028
WNAX	Yankton, SD	News/Talk	B	April 1, 2029

(1) Some stations are licensed to a different community located within the market that they serve.

(2) In order of increasing power, AM stations are classified as: Class D, C, B or A. (See Title 47 C.F.R. §73.21 for a definition of AM station class information, including operating power.) In order of increasing power and antenna height, FM stations are classified as: Class A, B1, C3, B, C2, C1, C0 or C. (See Title 47 C.F.R. §73.210 for a definition of FM station class information, including effective radiated power ["ERP"] and antenna height.) WISE, KPSZ, KPUG, KGMI, WNYY, WHCU, WINQ(AM) and WSVA operate with lower power at night than during daytime. WBCO, WQEZ, WKFN, WHBG, WZBK and WLZX(AM) are "Class D" stations that operate daytime only or with greatly reduced power at night.

Ownership Matters.   The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with the Communications Act's limitations on alien ownership; compliance with various rules limiting common ownership of broadcast, cable and newspaper properties; and the "character" and other qualifications of the licensee and those persons holding "attributable or cognizable" interests therein.

Under the Communications Act (Section 310(b)), broadcast licenses may not be granted to any corporation having more than one-fifth of its issued and outstanding capital stock owned or voted by aliens (including non-U.S. corporations), foreign governments or their representatives (collectively, "Aliens"). The Communications Act also prohibits a corporation, without FCC waiver, from holding a broadcast license if that corporation is controlled, directly or indirectly, by another corporation in which more than 25% of the issued and outstanding capital stock is owned or voted by Aliens. The FCC has issued interpretations of existing law under which these restrictions in modified form apply to other forms of business organizations, including partnerships. We serve as a holding company for our various radio station subsidiaries (and as such we cannot have more than 25% of our stock owned or voted by Aliens).

The FCC has adopted rules to extend to broadcast licensees the same rules and procedures that common carrier wireless licensees use to seek approval for foreign ownership, with broadcast-specific modifications.

The rules and procedures allow a broadcast licensee to request in a petition for declaratory ruling under Title 47 U.S.C. Section 310(b)(4):

(1) approval of up to and including 100 percent aggregate foreign ownership of its controlling U.S. parent;

(2) approval for a proposed, controlling foreign investor to increase its equity and/or voting interests in the U.S. parent up to and including 100 percent at some future time without filing a new petition—this applies where the foreign investor would acquire an initial controlling interest of less than 100 percent; and

(3) approval for a non-controlling foreign investor named in the petition to increase its equity and/or voting interests in the U.S. parent at some future time, up to and including a non-controlling 49.99 percent equity and/or voting interest.

The rules require the Company to seek specific approval only of foreign individuals or entities with a greater than 5 percent ownership interest (or, in certain situations, an interest greater than 10 percent).

The rules allow broadcast licensees that have foreign ownership rulings to apply those rulings to all radio and television broadcast licenses then held or subsequently proposed to be acquired by the same licensee and its covered subsidiaries and affiliates, regardless of the broadcast service (e.g., AM, FM, or TV) or the geographic area in which the stations are located.

The methodology provides a framework for a publicly traded licensee or controlling U.S. parent to ascertain its foreign ownership using information that is "known or reasonably should be known" to the company in the ordinary course of business.

For publicly traded licensees and U.S. parent companies (like the Company), the rules formalize the current equitable practice of recognizing a licensee's good faith efforts to comply with Section 310(b) where the non-compliance was due solely to circumstances beyond the licensee's control that were not known or reasonably foreseeable to the licensee.

We are permitted to own an unlimited number of radio stations on a nationwide basis (subject to the local ownership restrictions described below).

Under the rules, the number of radio stations one party may own in a local Nielsen Audio-rated radio market is determined by the number of full-power commercial and noncommercial educational ("NCE") radio stations in the market as determined by Nielsen Audio and BIA Advisory Services, LLC d/b/a BIA/Kelsey. Radio markets that are not Nielsen Audio rated are determined by analysis of the broadcast coverage contours of the radio stations involved.

Under the Communications Act, and the FCC's "Local Radio Ownership Rule," we are permitted to own radio stations (without regard to the audience shares of the stations) based upon the number of full-power commercial and NCE radio stations in the relevant radio market as follows:

Number of Stations In Radio Market	Number of Stations We Can Own
14 or Fewer	Total of 5 stations, not more than 3 in the same service (AM or FM), except the Company cannot own more than 50% of the stations in the market.
15-29	Total of 6 stations, not more than 4 in the same service (AM or FM).
30-44	Total of 7 stations, not more than 4 in the same service (AM or FM).
45 or More	Total of 8 stations, not more than 5 in the same service (AM or FM).

The FCC is required by the Telecommunications Act of 1996 to review its media ownership rules every four years to determine whether they remain "necessary in the public interest as the result of competition." The FCC's *2010/2014 Quadrennial Review Order on Reconsideration*, 32 FCC Rcd 9802 (2017), modified the FCC's media ownership rules by: (1) eliminating the newspaper/broadcast cross-ownership and radio/television cross-ownership rules; (2) revising the local television ownership rule by eliminating the "eight voices" test and permitting applicants to seek the combination of two top-four ranked stations in a given market on a case-by-case basis; and (3) deeming joint sales agreements between television stations to be non-attributable. In *FCC v. Prometheus Radio Project,* 141 S. Ct. 1150 (2021), the U. S. Supreme Court reversed a decision of the Court of Appeals for the Third Circuit which had vacated the FCC's 2017 order. On December 12, 2018, the FCC adopted a Notice of Proposed Rulemaking ("NPRM") to initiate the 2018 Quadrennial Review proceeding. On June 4, 2021, the FCC released a Public Notice seeking to refresh the record in the 2018 Quadrennial Review proceeding. (Hereinafter, the acronym "*R&O*" means an FCC "*Report and Order*.") In its *R&O 2018 Quadrennial Regulatory Review—Review of the Commission's Broadcast Ownership Rules and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996,* FCC 23-117, released December 26, 2023, the FCC found that its existing rules, with some minor modifications, remain necessary in the public interest. The FCC retained the "dual network rule" and the "local radio ownership rule," the latter of which was modified only to make permanent the interim contour-overlap methodology long used to determine ownership limits in areas outside the boundaries of defined Nielsen Audio Metro markets and in Puerto Rico. The FCC retained its local television ownership rule with adjustments to reflect changes that have occurred in the television marketplace to update the methodology for determining station ranking within a market to better reflect current industry practices, and expanded the existing prohibition on use of affiliation to circumvent the restriction on acquiring a second top-four ranked station in a market. Three parties filed Petitions for Review of the FCC's *R&O* in the Fifth, Eighth, and Eleventh U. S. Circuit Courts of Appeal. Before completing the *2018 Quadrennial Review*, on December 22, 2022, the FCC released a *Public Notice* (DA 22-1364) commencing the *2022 Quadrennial Review* and began accepting comments and reply comments. The Company cannot predict whatever action the Courts may take with respect to the *R&O* or the FCC may take with respect to the *2022 Quadrennial Review*.

New rules that could be promulgated under the Communications Act may permit us to own, operate, control or have a cognizable interest in additional radio broadcast stations if the FCC determines that such ownership, operation, control or cognizable interest will result in an increase in the number of radio stations in operation. No firm date has been established for initiation of this rule-making proceeding. New rules could restrict the Company's ability to acquire additional radio and television stations in some markets. On January 20, 2025, President Donald Trump was inaugurated and signed numerous Executive Orders, some of which could affect the FCC. Revisions occurring as a result of the change of Administration, the Courts and FCC proceedings are ongoing and we cannot predict what action, if any, Administration, the Courts or the FCC may take to further modify the FCC rules. Due to changes in local radio markets, the ownership of some of our radio stations, in the future, could exceed the current ownership limits imposed by the Local Radio Ownership Rule. Their current ownership structure is "grandfathered" by the FCC. Absent a waiver, it might not be possible to sell all of them as currently configured in "clusters" to a single purchaser. The statements herein are based solely on the FCC's multiple ownership rules in effect as of the date hereof and do not include any forward-looking statements concerning compliance with any future multiple ownership rules.

All commercial broadcasters were required to file a "biennial" ownership report, by December 1, 2023, describing the ownership of its stations as of October 1, 2023. The Company timely filed its reports. The next biennial ownership reports are due by December 1, 2025. The FCC eliminated the prior requirement to file with the FCC paper copies of certain agreements, corporate organization documents, and the like. Instead, a broadcaster is required to upload copies of these documents to the station's online public inspection file ("OPIF"), or provide a list of such documents and make them available to a requesting party. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. In the case of corporations holding broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation's stock (or 20% or more of such stock in the case of certain passive investors that are holding stock for investment purposes only) are generally attributable, as are positions of an officer or director of a corporate parent of a broadcast licensee. Currently, one of our directors has an attributable interest or interests in companies applying for or licensed to operate broadcast stations other than the Company.

The FCC's ownership attribution rules (a) apply to limited liability companies and registered limited liability partnerships the same attribution rules that the FCC applies to limited partnerships; and (b) include an equity/debt plus ("EDP") rule that attributes the other media interests of an otherwise passive investor if the investor is (1) a "major-market program supplier" that supplies over 15% of a station's total weekly broadcast programming hours, or (2) a same-market media entity subject to the FCC's multiple ownership rules (including broadcasters, cable operators and newspapers) so that its interest in a licensee or other media entity in that market will be attributed if that interest, aggregating both debt and equity holdings, exceeds 33% of the total asset value (equity plus debt) of the licensee or media entity. We could be prohibited from acquiring a financial interest in stations in markets where application of the EDP rule would result in us having an attributable interest in the stations.

In addition to the FCC's multiple ownership rules, the Antitrust Division of the United States Department of Justice and the Federal Trade Commission and some state governments have the authority to examine proposed transactions for compliance with antitrust statutes and guidelines. The Antitrust Division has issued "civil investigative demands" and obtained consent decrees requiring the divestiture of stations in a particular market based on antitrust concerns.

Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Licensees are required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming often will be considered by the FCC when it evaluates renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, the advertisement of contests and lotteries, obscene and indecent broadcasts, and technical operations, including limits on radio frequency radiation. In 2020, the FCC entered into a Consent Decree with Sinclair Broadcast Group, which agreed to pay a $48 million dollar fine to settle issues related to sponsorship identification violations, among other matters. The FCC also entered into a Consent Decree with Cumulus Radio to settle violations of the sponsorship identification requirements in connection with the broadcast of issue ads promoting a construction project in New Hampshire. In an Order and Consent Decree, *Townsquare Media, Inc.,* DA 24-54, released January 17, 2024, the licensee of AM radio stations in Idaho agreed to pay a civil penalty of $500,000 to resolve an investigation into violations of the FCC's rules relating to on-air sponsorship identification and the maintenance of online political files. "Payola" is the unreported payment to—or acceptance by—employees of broadcast stations, program producers, or program suppliers of any valuable consideration to achieve airplay for any programming. On February 6, 2025, the FCC's Enforcement Bureau released an "Enforcement Advisory," *Covert Manipulation of Radio Airplay Based on Artist Participation in Promotions or Events Violates FCC Payola Rules*, which reminded broadcast licensees that a practice known as payola is not only a violation of the United States Criminal Code, but may also subject broadcasters to sanctions under the Communications Act. The "Enforcement Advisory" addresses payola in connection with the covert manipulation of radio airplay by a broadcast station licensee or broadcast station personnel based on an artist's agreement to participate in a broadcast station's promotion or event, sometimes without receiving any compensation or expense reimbursement for the appearance. The Company does not engage in such prohibited conduct. The Communications Act requires those persons who have paid, accepted, or agreed to pay or accept such consideration to report that fact to the station licensee before the involved matter is broadcast. In turn, the Communications Act requires the licensee to announce that the matter contained in the program is paid for, and to disclose the identity of the person furnishing the consideration. The Company complies with these requirements. There are other examples of FCC enforcement action for violation of the sponsorship identification requirements. A licensee that broadcasts or advertises information about a contest it conducts must fully and accurately disclose the material terms of the contest, and conduct the contest substantially as announced or advertised over the air or on the Internet. The disclosure of material terms must be made by either periodic disclosures broadcast on the station or written disclosures on the station's Internet web site. Violation of the rule can result in significant fines. In 2020, the FCC fined a broadcaster $5,200 for failing to conduct its contests as advertised by failing to award prizes in a timely manner. Another licensee entered into a Consent Decree with the FCC, paying a fine of $125,000 for, among other things, predetermining the outcome of a contest. The FCC requires the owners of antenna supporting structures (towers) to register them with the FCC. As an owner of such towers, our subsidiaries are subject to the registration requirements. On January 13, 2020, the FCC released an Order confirming a Consent Decree whereby the owner of several antenna structures agreed to pay the government a civil penalty of $1,130,000 and develop a Compliance Plan requiring reports for two years as a result of (1) failing to conduct required daily inspections of the lighting systems at 10 towers, (2) failing to completely log lighting failures at 7 towers, and (3) failing to timely notify the FCC of its acquisition of two towers. In 2017, the FCC eliminated the broadcast main studio rule. The FCC retained the requirement that stations maintain a local or toll-free telephone number to ensure consumers have ready access to their local stations. The FCC's rules require cable operators, direct satellite TV providers, broadcast radio licensees, and satellite radio licensees to post public inspection files to the FCC's online database (the "OPIF" referred to above) rather than maintaining them in a local public inspection file. The FCC believes posting these files to the OPIF renders the materials more widely accessible to the public. The Company's radio stations post their public inspection files to the FCC's website. The FCC has warned licensees of possible enforcement action if these files are found not to be in compliance at the time of license renewal. Because of inadvertent untimely posting to the OPIF of certain political records at stations owned by one of the Company's subsidiaries, that subsidiary was obliged to enter into a *Consent Decree* with the FCC (FCC *Order*, DA 20-1263, released October 26, 2020). The *Consent Decree* required Company employees responsible for performing, supervising, overseeing, or managing activities related to the maintenance of online political files to thoroughly understand the Company's obligation to comply with laws regulating political broadcasting and to promptly report to the FCC any noncompliance with those laws. The affected subsidiary filed a report with the FCC on December 8, 2021, regarding its record of compliance with the political laws and the Company's obligations under the *Consent Decree* terminated as of February 7, 2022. The FCC has promulgated rules governing the publication of local notice of the filing of certain broadcast applications. FCC licensees, like the Company's subsidiaries, must maintain a tab on their station websites where the public can view the OPIF and a tab where notices describing pending applications must be posted, rather than printing such notices in local newspapers. In an NPRM, *Priority Application Review for Broadcast Stations that Provide Local Journalism or Other Locally Originated Programming*, FCC 24-1 (MB Docket No. 24-14), released January 17, 2024, the FCC proposed to prioritize processing review of certain applications filed by broadcast stations that certify that they provide locally originated programming. The FCC stated that the program would be "voluntary". If the Company were not to certify that its stations provide local programming, actions on its applications to acquire new facilities might be deferred until applications containing such certifications had been earlier processed. However, there is some risk in certifying since competitors or members of the public might file adverse petitions challenging the accuracy of such certifications. The FCC is seeking comment on the proposal and the Company cannot predict whether such rules will be adopted and become effective. In an NPRM, *Disclosure and Transparency of Artificial Intelligence-Generated Content in Political Advertisements,* MB Docket No. 24-211, released July 25, 2024, the FCC proposed to require radio stations (among other FCC licensees and regulatees) to provide an on-air announcement for all political ads that include Artificial Intelligence ("AI") generated content disclosing the use of such content in the ad. The FCC also proposes to require these licensees to include a notice in their OPIFs for all political ads that include AI-generated content disclosing that the ad contains such content. The Company cannot predict whether the proposed rules will be adopted, and if so, their effect on the Company.

The Company is required to pay (1) FCC filing fees in connection with its applications and (2) annual regulatory fees determined by the number and character of the radio stations the Company owns as of October 1 of each prior year. The Company timely paid its regulatory fees for Fiscal Year 2024.

Equal Employment Opportunity Rules. Equal employment opportunity (EEO) rules and policies for broadcasters prohibit discrimination by broadcasters and multichannel video programming distributors. They also require broadcasters to provide notice of job vacancies and to undertake additional outreach measures, such as job fairs and scholarship programs. The rules mandate a "three prong" outreach program; i.e., Prong 1: widely disseminate information concerning each full-time (30 hours or more) job vacancy, except for vacancies filled in exigent circumstances; Prong 2: provide notice of each full-time job vacancy to recruitment organizations that have requested such notice; and Prong 3: complete two (for broadcast employment units with five to ten full-time employees or that are located in smaller markets) or four (for employment units with more than ten full-time employees located in larger markets) longer-term recruitment initiatives within a two-year period. These include, for example, job fairs, scholarship and internship programs, and other community events designed to inform the public as to employment opportunities in broadcasting. The rules mandate extensive record keeping and reporting requirements. In 2017, the FCC issued a Declaratory Ruling permitting broadcast stations to use the internet for job postings as their sole means of recruiting employees (so long as the postings reach all segments of the station's community). The EEO rules are enforced through review at renewal time, and through random audits and targeted investigations resulting from information received as to possible violations. The FCC has not yet decided on whether and how to apply the EEO rule to part-time positions. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the full eight-year) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license. In an NPRM (MB Docket No. 19-177), the FCC sought comment on its track record on EEO enforcement, whether the agency should make improvements to EEO compliance and enforcement, and invited comment on its audit program. The U.S. Court of Appeals for the D.C. Circuit (*MD/DC/DE Broadcasters Association v. FCC*, Case No. 1094, 236 F.3d 13 (2001); *rehearing denied*, 253 F. 3d 732 (2001), *cert. denied*, 534 U.S. 1113 (2002)) vacated certain aspects of the EEO requirements. While the FCC in 2004 adopted revised regulations regarding the filing of Form 395-B and updated the form, the requirement that broadcasters once again submit the form to the FCC was suspended until issues were resolved regarding confidentiality of the employment data. On February 22, 2024, the FCC released its *Fourth R&O, Order on Reconsideration, and Second Further Notice of Rulemaking,* FCC 24-18, reinstating the filing of Form 395-B. The requirement to submit the form remains suspended. On May 9, 2024, the Texas Association of Broadcasters filed a Petition for Review of the *Fourth R&O* in the Fifth Circuit Court of Appeals (Case No. 60226). Petitions for Review have also been filed by the American Family Association and National Religious Broadcasters. On January 20, 2025, President Trump issued Executive Orders: (1) *Defending Women from Gender Extremism and Restoring Biological Truth to the Federal Government* and (2) *Ending Illegal Discrimination and Restoring Merit-Based Opportunity*. On January 24, 2025, Counsel for the

Petitioners filed with the Court a "Rule 28(j) Letter" advising the Court of these Executive Orders. Oral argument was held before the Court. At the argument, the FCC conceded that the inclusion in the form of a "non-binary" gender category could no longer be defended based on the President's Executive Order that the federal government will recognize only two genders. Because the FCC is currently deadlocked with two Republican and two Democrat Commissioners, the FCC cannot reverse the form's reinstatement of Form 395-B. The Company cannot predict whether the requirement to file the form will be made effective or the impact of the reinstated form on the Company or its operations.

Time Brokerage Agreements.   As is common in the industry, we have previously entered into what have commonly been referred to as Time Brokerage Agreements ("TBAs") which are sometimes termed "Local Marketing Agreements." Such arrangements are an extension of the concept of agreements under which a licensee of a station sells (or "leases") blocks of time on its station to an entity or entities which purchase the blocks of time and use the time to broadcast material the lessee has produced, or which sell their own commercial advertising announcements during the time periods in question. While these agreements may take varying forms, under a typical TBA, separately owned and licensed radio or television stations agree to enter into cooperative arrangements of varying sorts, subject to compliance with the requirements of antitrust laws and with the FCC's rules and policies. Under these types of arrangements, separately-owned stations agree to function cooperatively in terms of programming, advertising sales, and other matters, subject to the licensee of each station maintaining independent control over the financing, programming and station operations of its own station. One typical type of TBA is a programming agreement between two separately-owned radio or television stations serving a common service area, whereby the licensee of one station purchases substantial portions of the broadcast day on the other licensee's station, subject to ultimate editorial and other controls being exercised by the latter licensee, and sells advertising time during such program segments. The Company's stations currently are not parties to any TBAs.

The FCC's rules provide that a station purchasing (brokering or leasing) time on another station serving the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's multiple ownership rules. As a result, under the rules, a broadcast station will not be permitted to enter into a time brokerage agreement giving it the right to purchase more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the local ownership rules of the FCC's multiple ownership rules. Effective October 22, 2020, the FCC eliminated Title 47 C.F.R. § 73.3556, a rule that prohibited the duplication of programming on co-owned radio stations in the same market. A petition for reconsideration of that action as to FM duplication is pending. Reports have circulated that some members of the FCC are considering a proposal that would reinstate the rule in some form. If the non-duplication rule were reinstated, it could require the Company to expend additional funds to program separately some currently simulcast stations. The Company cannot predict how the FCC may act on the petition.

The FCC has adopted rules that require the broadcast of a specific disclosure at the time of broadcast if the material aired pursuant to a "lease" (a discreet block of time, *e.g*., a time brokerage agreement) has been paid for, or furnished by a foreign government entity. On June 10, 2024, the FCC released its *Second R&O* revising its previous requirements setting forth procedures for exercising reasonable diligence to determine whether such a disclosure is needed. The FCC addressed a ruling by the U.S. Court of Appeals for the District of Columbia Circuit that vacated one of the foreign sponsorship identification requirements established in a previous *R&O*. In its *Second R&O*, the FCC stated that its foreign sponsorship identification rules apply to leases of time including issue advertisements and paid public service announcements, but do not apply to sales of advertising for commercial goods and/or political candidate advertisements. When a lessee and station licensee enter into recurring leases for the same programming, the station licensee will be required to exercise its reasonable diligence obligations under the rule only once per year with respect to that particular lessee and that particular programming. The FCC grandfathered lease agreements already in effect but such leases will need to come into compliance either at the time of renewal or when the parties to the agreement enter into a new lease. The *Second R&O* is the subject of a Petition for Review before the U. S. Court of Appeals for the District of Columbia Circuit. Unless reversed by the Court, the rules would require the Company to upload the certifications to an affected station's OPIF whether or not the lessee has a connection to a foreign government. Before they become effective, the Office of Management and Budget ("OMB") must approve the new rules under the Paperwork Reduction Act. The OMB has not yet acted on the FCC's request for approval. The Company cannot predict whether such new rules will become effective, and if so, the form they might take.

Other FCC Requirements.

Low Power FM Radio. There exists a "low power radio service" on the FM band ("LPFM") in which the FCC authorizes the construction and operation of NCE FM stations with up to 100 watts ERP with antenna height above average terrain ("HAAT") at up to 30 meters (100 feet). This combination is calculated to produce a service area radius of approximately 3.5 miles. The FCC's rules will not permit any broadcaster or other media entity subject to the FCC's ownership rules to control or hold an attributable interest in an LPFM station or enter into related operating agreements with an LPFM licensee. Thus, absent a waiver, we could not own or program an LPFM station. LPFM stations are allocated throughout the FM broadcast band, (i.e., 88.1 to 107.9 MHz), although they must operate with an NCE format. The FCC has established allocation rules that require FM stations to be separated by specified distances to other stations on the same frequency, and stations on frequencies on the first, second and third channels adjacent to the center frequency. As required by the Local Community Radio Act of 2010, the FCC in 2012 modified its rules to maintain its existing minimum distance separation requirements for full-service FM stations, FM translator stations, and FM booster stations that broadcast radio reading services via an analog subcarrier frequency to avoid potential interference by LPFM stations; and when licensing new FM translator stations, FM booster stations, and LPFM stations, to ensure that: (i) licenses are available to FM translator stations, FM booster stations, and LPFM stations; (ii) such decisions are made based on the needs of the local community; and (iii) FM translator stations, FM booster stations, and LPFM stations remain equal in status and secondary to existing and modified full-service FM stations. By R&O, released April 23, 2020, the FCC modified the LPFM technical rules in four main ways: (1) expanding the permissible use of directional antennas; (2) expanding the definition of minor change applications for LPFM stations; (3) allowing LPFM stations to own FM boosters; and (4) permitting LPFM and Class D FM stations operating on the NCE FM reserved band (channels 201 to 220) to propose facilities short-spaced to television stations operating on channel 6 (TV6) with the consent of the potentially affected stations. The FCC also took other less significant actions affecting the LPFM service.

On January 5, 2012, the FCC released a Report to Congress on the impact that LPFM stations would have on full-service commercial FM stations. The FCC "found no statistically reliable evidence that low-power FM stations have a substantial or consistent economic impact on full-service commercial FM stations," and that "low-power FM stations generally do not have, and in the future are unlikely to have, a demonstrable economic impact on full-service commercial FM radio stations." Some LPFM stations that broadcast commercial announcements in violation of the law could have a negative economic impact on the Company's stations. On July 31, 2023, the FCC's Media Bureau announced a filing window for applications for LPFM new station construction permits. The filing window opened on Wednesday, December 6, 2023, and was extended to close on December 15, 2023. More than 1,000 LPFM applications were received during the filing window. Although rule-compliant LPFM stations compete for audience with the Company's full-power and FM translator stations, the Company cannot predict whether there will be future negative economic impact on its stations.

As part of the transition of television stations from analog to digital operations, the FCC sought comment in a 2014 NPRM on whether to allow low power television ("LPTV") stations (so-called "Franken FM" or "FM6" radio stations) on digital television channel 6 to continue to operate analog FM radio-type services on an ancillary or supplementary basis on 87.75 MHz at the lower end of the portion of the FM band reserved for NCE stations. On June 7, 2022 (MB Docket No. 03-185), the FCC released a Fifth NPRM seeking comment on whether FM6 operations serve the public interest and should be authorized to continue in any capacity. The FCC limited the scope of FM6 operations to only those LPTV channel 6 stations with "active" FM6 engineering special temporary authority on the release date of the Fifth NPRM. In its Fifth R&O, *Amendment of Parts 73 & 74 of the Commission's Rules to Establish Rules for Digital Low Power TV & TV Translator Stations*, FCC 23-58, released July 20, 2023, the FCC concluded that the public interest will be served by allowing the continued operation of existing analog FM6 LPTV radio stations subject to certain conditions. The FCC declined to adopt a proposal discussed in the Fifth NPRM that would allow new FM radio stations to be licensed on 82-88 MHz across the United States, for lack of record support. There are only 14 authorized FM6 stations. There is an FM6 station in the Norfolk, Virginia, radio market where the Company operates two commercial radio stations. Currently, the FM6 station has had no adverse impact, but the Company cannot predict whether the FM6 station in the future will have any adverse impact on the Company's stations in that market.

As a broadcaster, the Company is required to comply with the FCC rules implementing the Emergency Alert System ("EAS"). The Company's stations must transmit Presidential messages during national emergencies and may transmit local messages, such as severe weather alerts and AMBER (America's Missing: Broadcast Emergency Response) alerts. On January 7, 2021, the FCC's Enforcement Bureau issued an "Enforcement Advisory" which highlighted EAS participants' obligations, identified measures to improve the EAS, and warned that failure to comply with the EAS rules may subject a violator to sanctions including, but not limited to, substantial monetary forfeitures. Our stations are required periodically to file with the FCC forms reporting on the results of EAS tests. In September, 2022, the FCC adopted new EAS requirements directing EAS participants to check whether certain types of alerts are available in common alerting protocol ("CAP") format and, if so, to transmit the CAP version of the alert rather than the legacy-formatted version. The FCC also prescribed text that EAS participants must broadcast using plain language terms. In an NPRM adopted October 27, 2022, the FCC proposed to require EAS participants to report to the FCC compromises of EAS equipment, communications systems, and services. The FCC proposed to require EAS participants to annually certify to having a cybersecurity risk management plan in place and to employ sufficient security measures to ensure the confidentiality, integrity, and availability of their respective alerting systems. On January 8, 2025, the FCC released a "Notice of Apparent Liability" proposing a penalty of $369,190 against a television broadcaster for apparently violating the EAS Rules by failing to participate in three nationwide tests of the EAS and for submitting incorrect or misleading information in FCC filings.

Use of FM Boosters for Geo-Targeting. By NPRM released December 1, 2020, the FCC sought comment on whether to modify the FCC's rules governing the operation of FM booster stations by FM radio broadcasters in certain limited circumstances. Through its NPRM, the FCC sought comment regarding changes to the booster station rules that could enable FM broadcasters to use FM booster stations to air "geo-targeted" content (e.g., news, weather, and advertisements) independent of the signals of the booster's primary station within different portions of the primary station's protected service contour for a limited period of time during the broadcast hour. On April 2, 2024, the FCC released an *R&O* adopting changes to the Commission's rules (effective January 13, 2025 – See 89FR10068) that allow FM booster stations to originate programming on a limited basis. The Company has no plans at this time to deploy this technology.

Digital Audio Radio Satellite Service and Internet Radio.   In adopting its rules for the Digital Audio Radio Satellite Service ("DARS") in the 2310-2360 MHz frequency band, the FCC stated, "although healthy satellite DARS systems are likely to have some adverse impact on terrestrial radio audience size, revenues and profits, the record does not demonstrate that licensing satellite DARS would have such a strong adverse impact that it threatens the provision of local service." The FCC granted two nationwide licenses, one to XM Satellite Radio, which began broadcasting in May 2001, and a second to Sirius Satellite Radio, which began broadcasting in February 2002. The satellite radio systems provide multiple channels of audio programming in exchange for the payment of a subscription fee. The FCC approved the application of Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc. to transfer control of the licenses and authorizations held by the two companies to one company, which is now known as Sirius XM Radio, Inc. Various companies have introduced devices that permit the reception of audio programming streamed over the Internet on home computers and on portable receivers such as cell phones, in automobiles, and through so-called "smart speakers" like Amazon's Alexa service. A number of digital music providers have developed and are offering their product through the Internet. Terrestrial radio operators (including the Company) are also making their product available through the Internet. Due to interference generated by their electric motors, some manufacturers of all-electric vehicles do not market vehicles that can receive AM broadcasts over the air (although AM broadcasts can be heard over digital streaming services, such as Tunein Radio). In the U. S. Senate, in the 118th Congress, a Bill, S.1669 bill would have required the Department of Transportation to issue a rule requiring all new motor vehicles to have devices that can access AM broadcast stations installed as standard equipment, but Congress adjourned before the Bill could be acted upon. As noted above, the Company is licensee of AM radio stations. On February 5, 2025, the Senate Committee on Commerce, Science and Transportation passed S. 315, the AM Radio for Every Vehicle Act, out of Committee. On the same date, H.R. 979, a companion bill, was introduced in the house. The bill, if enacted, would ensure that AM radio receivers remain in new vehicles. The Company cannot predict whether a bill will be enacted into law. To date, the Company has not perceived negative economic impact from DARS or Internet-streamed audio on the Company's full-service stations and FM translators, possibly due, in part, to the possibility of confusion in the digital advertising market, but the Company cannot predict whether there will be future negative economic impact**.**

In-Band On-Channel "Hybrid Digital" Radio.   The FCC's rules permit radio stations to broadcast using in-band, on-channel (IBOC) technology that allows AM and FM stations to operate using the IBOC system developed by iBiquity Digital Corporation. This technology has become commonly known as "hybrid digital" or HD radio. Stations broadcast the same main channel program material in both analog and digital modes. HD radio technology permits "hybrid" operations, the simultaneous transmission of analog and digital signals with a single AM and FM channel. HD radio technology can provide near CD-quality sound on FM channels and FM quality on AM channels. HD radio technology also permits the transmission of up to four additional program streams over FM stations and one over AM stations (which streams do not count as separate radio stations under the multiple ownership rules.) At the present time, we are configured to broadcast in HD radio on 55 stations. In an *Order and NPRM*, the FCC proposed changes to its digital audio broadcasting technical rules that would permit additional FM stations to increase FM HD effective radiated power beyond the existing levels without the need for individual Commission authorization. In addition, the FCC proposed to allow digital FM stations to operate with asymmetric power on the digital sidebands. This would allow stations to operate with different power levels on the upper and lower digital sidebands, as a way to facilitate greater digital FM radio coverage without interfering with adjacent channel FM stations. A petition for reconsideration of the Order is pending. The Company cannot predict whether the proposed rules will be adopted. On October 28, 2020, the FCC released an R&O, in which it adopted rules (effective January 4, 2021) to allow AM radio stations to broadcast an all-digital signal using the HD Radio IBOC mode termed "MA3."   In adopting the new rules, the FCC said that a voluntary conversion to all-digital broadcasting will benefit many AM stations and their listeners by improving reception quality and listenable coverage in stations' service areas. At this time, the Company has not made a decision on whether to convert any of its AM radio stations to all-digital operation.

Use of FM Translators by AM Stations and Digital Program Streams. FM translator stations are relatively low power radio stations (maximum ERP: 250 Watts) that rebroadcast the programs of full-power AM and FM stations on a secondary basis, meaning they must terminate or modify their operation if they cause interference to a full-power station. The FCC permits AM stations to be rebroadcast on FM translator stations in order to improve reception of programs broadcast by AM stations. The Company intends to continue to use some of its existing FM translators in connection with some of its AM stations. The Company is using some of its existing FM translators to rebroadcast HD radio program streams generated by some of its FM stations, which is permitted by the FCC. In a 2015 R&O, *Revitalization of the AM Service,* the FCC announced an opportunity, restricted to AM licensees and permittees, to apply for and receive authorizations to relocate existing FM translator stations within 250 miles for the sole and limited purpose of enhancing their existing service to the public. To implement this policy, the FCC opened "filing windows," the last one closing October 31, 2016. Some of the Company's subsidiaries that are AM licensees, acquired FM translators during the filing window, and relocated them to their local markets to pair with some of the Company's AM broadcast stations. The FM translators so acquired were obligated to rebroadcast the related AM station for at least four years, not counting any periods of silence. The FCC later opened two windows for the filing of applications for construction permits for new FM translators, the final window closing January 31, 2018. In the filing windows, qualifying AM licensees could apply for one, and only one, new FM translator station, in the non-reserved FM band to be used solely to re-broadcast the licensee's AM signal to provide fill-in and/or nighttime service on a permanent basis. The Company filed applications in both windows and obtained some construction permits as a result. If the Company should decide that a subsidiary should sell or suspend operations of an AM station with such an FM construction permit or license, the subsidiary would also be required to concurrently sell or suspend operations of the FM translator. The FCC has adopted rules regarding FM translator interference (1) allowing FM translators to resolve interference issues by changing channels to any available same-band frequency using a minor modification application; (2) standardizing the information that must be compiled and submitted by a station claiming interference from an FM translator, including a required minimum number of listener complaints; (3) establishing interference complaint resolution procedures; and (4) establishing an outer contour limit (45 dBμ) for the affected station within which interference complaints will be considered actionable while providing for a process to waive that limit in special circumstances. Because FM translators are "secondary services," they could be displaced by full power stations.

Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Federal Trade Commission and the Department of Justice, the federal agencies responsible for enforcing the federal antitrust laws, may investigate certain acquisitions. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, an acquisition meeting certain size thresholds requires the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting period requirements before consummating the acquisition. Any decision by the Federal Trade Commission or the Department of Justice to challenge a proposed acquisition could affect our ability to consummate the acquisition or to consummate it on the proposed terms. We cannot predict whether the FCC will adopt rules that would restrict our ability to acquire additional stations.

Changes to Application and Assignment Procedures. FCC rules give Native American tribes a priority to obtain broadcast radio licenses in tribal communities. The rules provide an opportunity for tribes to establish new service specifically designed to offer programming that meets the needs of tribal citizens. In addition, the rules modify the FCC's radio application and assignment procedures, assisting qualified applicants to more rapidly introduce new radio service to the public. These modifications (1) prohibit an AM applicant that obtains a construction permit through a dispositive Section 307(b) preference from downgrading the service level that led to the dispositive preference; (2) require technical proposals for new or major change AM facilities filed with Form 175 (*i.e.*, FCC "short-form" Auction) applications to meet certain minimum technical standards to be eligible for further auction processing; and (3) give FCC operating bureaus authority to cap filing window applications. In 2011, the FCC released its Third R&O which limits eligibility for authorizations associated with allotments added to the FM Table of Allotments using the "Tribal Priority" to the tribes whom the Tribal Priority was intended to benefit. In October 2018, the FCC released a "Second Further Notice of Proposed Rulemaking" as part of its ongoing effort to assist AM broadcast stations in providing full-time service to their communities. The FCC sought comment on technical proposals to reduce nighttime interference afforded to wide-area "Class A" AM radio stations to enable more local AM stations to increase their nighttime service. The Company has no Class A AM radio stations, but has Class B, Class C and Class D AM radio stations, some of which might benefit if the FCC changes its rules as proposed. In 2018, the FCC issued a Notice of Inquiry on whether to issue an NPRM that could lead to creation of a new Class C4 FM station that would allow use of power of up to 12 kW ERP, but the matter remains pending before the FCC.

The Company pays for the use of music broadcast on its stations by obtaining licenses from organizations called performing rights organizations ("PRO") (*e.g.* Broadcast Music, Inc., American Society of Composers, Authors and Publishers SESAC, LLC, and Global Music Rights LLC), which, in turn pay composers, authors and publishers for their works. Federal law grants a performance right for sound recordings in favor of recording companies and performing artists for non-interactive digital transmissions and Internet radio. As a result, users of music, including the Company, are required to pay royalties for these uses through Sound Exchange, a non-profit performance rights organization. (Other PROs could be formed, which could increase the royalties we pay.) On January 30, 2025, the American Music Fairness Act was introduced in the 119th Congress. If signed into law, it would require terrestrial radio broadcasters to pay royalties (in addition to the royalties paid to the PROs) to American music creators when they play their songs. The Company cannot predict whether the bill will become law, and if so, what its impact may be on the Company.

In late 2018, Congress passed the "Music Modernization Act" which was signed into law by the President. The law (1) improves compensation to songwriters and streamlined how their music is licensed; (2) enables legacy artists (who recorded music before 1972) to be paid royalties when their music is played on digital radio; and (3) provides a consistent legal process for studio professionals, including record producers and engineers to receive royalties for their contributions to music that they help to create. The law creates a blanket license for digital music providers to make permanent downloads, limited downloads, and interactive streams, creates a collective ("Mechanical Rights Collective") to administer the blanket license, and makes various changes to royalty rate proceedings. This law could impose an additional financial burden on the Company, but the extent of the burden depends on how the fee payment requirement is structured.

Proposal to Mandate Broadcasters to Participate in the Disaster Information Reporting System ("DIRS") and Network Outage Reporting System ("NORS"). In a *Second R&O and Second FNPRM* released January 26, 2024, the FCC required cable systems, wireline, wireless, and interconnected Voice over Internet Protocol providers to report their infrastructure status information in the DIRS. In the *Second FNPRM* section of the document, the FCC proposed that broadcasters report in DIRS and the NORS their operational status each day when the FCC activates DIRS in the geographical areas in which they provide service. Implementation of DIRS and NORS by the Company could result in significant costs, but the Company cannot predict whether the rules will be adopted and if so, the form they may take.

Proposed Changes. The FCC has under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect us and the operation and ownership of our broadcast properties. The advent of the Trump Administration could have an effect on FCC requirements. Application processing rules adopted by the FCC might require us to apply for facilities modifications to our standard broadcast stations in future "window" periods for filing applications or result in the stations being "locked in" with their present facilities. The FCC is authorized to use auctions for the allocation of radio broadcast spectrum frequencies for commercial use. The implementation of this law could require us to bid for the use of certain frequencies.

Information About Our Executive Officers

Our current executive officers are:

Name	Age	Position
Christopher S. Forgy	64	President, Chief Executive Officer; Director
Samuel D. Bush	67	Executive Vice President, Treasurer and Chief Financial Officer
Catherine A. Bobinski	65	Senior Vice President/Finance, Chief Accounting Officer and Corporate Controller
Wayne Leland	60	Chief Operating Officer

Officers are elected annually by our Board of Directors and serve at the discretion of the Board. Set forth below is information with respect to our executive officers.

Mr. Forgy has been President and Chief Executive Officer since December 2022. He was previously our Senior Vice President of Operations from May 2018 until his appointment to President and Chief Executive Officer. He was President/General Manager of our Columbus, Ohio market from 2010 to 2018 and was Director of Sales of our Columbus, Ohio market from 1995 to 2006. He has been with Saga for over 20 years.

Mr. Bush was promoted to Executive Vice President in September 2024 and has been Chief Financial Officer and Treasurer since September 1997. Mr. Bush was Senior Vice President from 2002 to 2024 and he was Vice President from 1997 to 2002. From 1988 to 1997 he held various positions with the Media Finance Group at AT&T Capital Corporation, including senior vice president.

Ms. Bobinski has been Senior Vice President/Finance since March 2012 and Chief Accounting Officer and Corporate Controller since September 1991. She was Vice President from March 1999 to March 2012. Ms. Bobinski is a certified public accountant.

Mr. Leland was promoted to Chief Operating Officer in September 2024. Mr. Leland was Senior Vice President of Operations from January 2023 to 2024. He was President/General Manager of our Norfolk, Virginia market from 2011 to 2022. He has been with Saga for 11 years and has been in the broadcasting industry since 1986.

Item 1A. Risk Factors

The more prominent risks and uncertainties inherent in our business are described in more detail below. However, these are not the only risks and uncertainties we face. Our business may also face additional risks and uncertainties that are unknown to us at this time.

General Risks Related to the Economy

Continued Uncertain Financial and Economic Conditions may have an Adverse Impact on our Business, Results of Operations or Financial Condition

We derive revenues from the sale of advertising and expenditures by advertisers tend to be cyclical and are reflective of economic conditions. Periods of a slowing economy, recession or economic uncertainty may be accompanied by a decrease in advertising. Financial and economic conditions continue to be uncertain over the longer term and the continuation or worsening of such conditions, including prolonged or increased inflationary developments, could reduce consumer confidence and have an adverse effect on our business, results of operations and/or financial condition. If consumer confidence were to decline, this decline could negatively affect our advertising customers' businesses and their advertising budgets. In addition, volatile economic conditions could have a negative impact on our industry or the industries of our customers who advertise on our stations, resulting in reduced advertising sales. Furthermore, it may be possible that actions taken by any governmental or regulatory body for the purpose of stabilizing the economy or financial markets will not achieve their intended effect. In addition to any negative direct consequences to our business or results of operations arising from these financial and economic developments, some of these actions may adversely affect financial institutions, capital providers, advertisers or other consumers on whom we rely, including our access to future capital or financing arrangements necessary to support our business. Our inability to obtain financing in amounts and at times necessary could make it more difficult or impossible to meet our obligations or otherwise take actions in our best interests.

We May be Adversely Affected by the Effects of Inflation

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates, increased cost of labor and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operation and when the cost of inflation is incurred.

Our Business and Operations Could be Adversely Affected by Health Epidemics, Pandemics or Similar Outbreaks, Natural Disasters and Other Catastrophes, Impacting the Markets and Communities in which we and our Partners, Advertisers, and Users Operate

We face various risks related to health epidemics, pandemics, or similar outbreaks, natural disasters and other catastrophes that are beyond our control, which have materially and adversely affected our business and may continue to materially and adversely affect our results of operations, liquidity and financial condition. The extent of the impact of health epidemics, pandemics or similar outbreaks, natural disasters and other catastrophes in the future, on our business, including our ability to execute our near-term and long-term business strategies and initiatives in the expected time frame, will depend on numerous factors that we may not be able to accurately predict or assess, including the negative impact on the economy and economic activity, changes in advertising customers and consumer behavior, short and longer-term impact on the levels of consumer confidence; actions governments, businesses and individuals take in response to such outbreaks, and any resulting macroeconomic conditions; and how quickly economies recover after such outbreaks or pandemics subside.

The effects of health epidemics, pandemics or similar outbreaks, natural disasters and other catastrophes in the future, may also impact financial markets and corporate credit markets which could adversely impact our access to financing or the terms of any such financing. To the extent pandemics or outbreaks adversely affect our business and financial results, it may also have the effect of heightening many of the other risks described herein.

The Success of Our Business is Dependent Upon Advertising Revenues, which are Seasonal and Cyclical, and also Fluctuate as a Result of a Number of Factors, Some of Which are Beyond Our Control.

Our primary source of revenue is the sale of advertising. Our ability to sell advertising depends, among other things, on:

- economic conditions in the areas where our stations are located and in the nation as a whole;
- national and local demand for radio and digital advertising;
- the popularity of our programming;
- changes in the population demographics in the areas where our stations are located;
- local and national advertising price fluctuations, which can be affected by the availability of programming, the popularity of programming, and the relative supply of and demand for commercial advertising;
- the capability and effectiveness of our sales organization;
- our competitors' activities, including increased competition from other advertising-based mediums;
- decisions by advertisers to withdraw or delay planned advertising expenditures for any reason; and
- other factors beyond our control.

Our operations and revenues also tend to be seasonal in nature, with generally lower revenue generated in the first quarter of the year and generally higher revenue generated in the second and fourth quarters of the year. This seasonality causes and will likely continue to cause a variation in our quarterly operating results. Such variations could have a material effect on the timing of our cash flows. In addition, our revenues tend to fluctuate between years, consistent with, among other things, increased advertising expenditures in even-numbered years by political candidates, political parties and special interest groups.

We Depend on Key Stations

Historically our top five markets when combined represented 36% and 37% of our net operating revenue for the years ended December 31, 2024, and 2023, respectively. Accordingly, we may have greater exposure to adverse events or conditions that affect the economy in any of these markets, which could have a material adverse effect on our revenue, results of operations and financial condition.

Local, National and Global Economic Conditions May Affect our Advertising Revenue

Our financial results are dependent primarily on our ability to generate advertising revenue through rates charged to advertisers. The advertising rates a station is able to charge are affected by many factors, including the general strength of the local and national economies. Generally, advertising declines during periods of economic recession or downturns in the economy. Our revenue has been and is likely to be adversely affected during such periods, whether they occur on a global level, national level or in the geographic markets in which we operate. During such periods we may also be required to reduce our advertising rates in order to attract available advertisers. Such a decline in advertising rates could also have a material adverse effect on our revenue, results of operations and financial condition.

The ongoing supply chain and labor shortage issues could result in an adverse impact on our business due to our customer's reduction in advertising spending as their businesses are negatively impacted by low inventories, product delays, and labor shortages resulting in reduced revenue.

The Russia-Ukraine war and the conflict in Gaza have created not only great devastation but also a worldwide instability that could impact economies across the globe. While direct impacts to our business are limited, the indirect impacts to our customers could impact demand for advertising and other indirect impacts could arise. In addition, the impact of other current macro-economic factors on our business, including inflation, supply chain constraints and geopolitical events, is uncertain.

The US government has recently indicated its intent to adopt a new approach to trade policy including initiating or considering the imposition of tariffs on certain foreign goods. Changes in US trade policy could result in one or more of US trading partners adopting responsive trade policies making it more difficult or costly for US exports to those countries. These measures could also result in increased inflation and reduced US real gross domestic product and otherwise adversely impact the US economy. While tariffs have not had a material impact on our business, financial condition or results of operations to date, we cannot predict future trade policy or the terms of any new tariffs and retaliatory measures and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade policies has the potential to adversely impact the US and global economy and our customers' businesses. This in turn could adversely impact our business, financial condition and results of operations due to our customer's reduction in advertising spending as their businesses are negatively impacted by a decline in the US economy.

Risks Related to Our Financing

We May Have Substantial Indebtedness and Debt Service Requirements

At December 31, 2024, our long-term debt was approximately $5,000,000. We have previously borrowed and may borrow to finance acquisitions and for other corporate purposes. Because of our indebtedness, a portion of our cash flow from operations is required for debt service. Our leverage could make us vulnerable to an increase in interest rates, particularly related to the Secured Overnight Financing Rate ("SOFR") as outlined in our new credit facility amendment, a downturn in our operating performance, or a decline in general economic conditions. Our credit facility is subject to mandatory prepayment requirements, including but not limited to, certain sales of assets, certain insurance proceeds, certain debt issuances and certain sales of equity. Any outstanding balance under the credit facility will be due on the maturity date of December 19, 2027. We believe that cash flows from operations will be sufficient to meet our debt service requirements for interest and scheduled payments of principal under the credit facility in the future. However, if such cash flow is not sufficient, we may be required to sell additional equity securities, refinance our obligations or dispose of one or more of our properties in order to make such scheduled payments. We cannot be sure that we would be able to affect any such transactions on favorable terms, if at all.

Variable-Rate Indebtedness Exposes us to Interest Rate Risk, which could Cause Our Debt Service Obligations to Increase Significantly.

Certain of our secured indebtedness, including borrowings under our existing credit facility, is or is expected to be, as applicable, subject to variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable-rate indebtedness would increase and our net loss would increase, even though the amount borrowed under the facility remained the same. As of December 31, 2024, we had $5,000,000 outstanding variable-rate debt. An unfavorable movement in interest rates, primarily SOFR, could result in higher interest expense and cash payments for us. Although we may enter into interest rate hedges, involving the partial or full (i) exchange of floating for fixed-rate interest payments or (ii) obtaining an interest rate cap, to reduce interest rate volatility, we cannot provide assurance that we will enter into such arrangements or that they will successfully mitigate such interest rate volatility. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S treasury repo market, and the Federal Reserve Bank of New York has published the daily rate since 2018.

Our Debt Covenants Restrict our Financial and Operational Flexibility

Our credit facility contains a number of financial covenants which, among other things, require us to maintain specified financial ratios and impose certain limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, liens and encumbrances. Our ability to meet these financial ratios can be affected by operating performance or other events beyond our control, and we cannot assure you that we will meet those ratios. Certain events of default under our credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable and, therefore, could have a material adverse effect on our business. We have pledged substantially all of our assets (excluding our FCC licenses and certain other assets) in support of the credit facility and each of our subsidiaries has guaranteed the credit facility and has pledged substantially all of their assets (excluding their FCC licenses and certain other assets) in support of the credit facility.

Risks Related to the Radio Broadcasting Industry

Our Stations Must Compete for Advertising Revenues in Their Respective Markets

Radio broadcasting is a highly competitive business. Our stations compete for listeners and advertising revenues within their respective markets directly with other radio stations, as well as with other media, such as broadcast radio (as applicable), cable television and/or radio, satellite television and/or satellite radio systems, newspapers, magazines, direct mail, the Internet, coupons and billboard advertising. Audience ratings and market shares are subject to change, and any change in a particular market could have a material adverse effect on the revenue of our stations located in that market. While we already compete in some of our markets with other stations with similar programming formats, if another radio station in a market were to convert its programming format to a format similar to one of our stations, or if a new station were to adopt a comparable format or if an existing competitor were to strengthen its operations, our stations could experience a reduction in ratings and/or advertising revenue and could incur increased promotional and other expenses. Other radio broadcasting companies may enter into the markets in which we operate or may operate in the future. These companies may be larger and have more financial resources than we have. We cannot assure you that any of our stations will be able to maintain or increase their current audience ratings and advertising revenues.

We Depend on Key Personnel

Our business is partially dependent upon the performance of certain key individuals, particularly Christopher S. Forgy, our President and CEO. Although we have entered into employment and non-competition agreements with Mr. Forgy, which terminate on December 6, 2029, and certain other key personnel, including on-air personalities, we cannot be sure that such key personnel will remain with us. We can give no assurance that all or any of these employees will remain with us or will retain their audiences. Many of our key employees are at-will employees who are under no legal obligation to remain with us. Our competitors may choose to extend offers to any of these individuals on terms which we may be unwilling to meet. In addition, any or all of our key employees may decide to leave for a variety of personal or other reasons beyond our control. Furthermore, the popularity and audience loyalty of our key on-air personalities is highly sensitive to rapidly changing public tastes. A loss of such popularity or audience loyalty is beyond our control and could limit our ability to generate revenues.

Our Success Depends on our Ability to Identify and Integrate Acquired Stations

As part of our strategy, we have pursued and may continue to pursue acquisitions of additional radio stations, subject to the terms of our credit facility. Competitors may be able to outbid us for acquisitions. As a result of these and other factors, our ability to identify and consummate future acquisitions is uncertain.

Our consummation of all future acquisitions is subject to various conditions, including FCC and other regulatory approvals. The FCC must approve any transfer of control or assignment of broadcast licenses. Such acquisitions could be delayed by shutdowns of the U.S. Government. In addition, acquisitions may encounter intense scrutiny under federal and state antitrust laws. Our future acquisitions may be subject to notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and to a waiting period and possible review by the Department of Justice and the Federal Trade Commission. Any delays, injunctions, conditions or modifications by any of these federal agencies could have a negative effect on us and result in the abandonment of all or part of otherwise attractive acquisition opportunities. We cannot predict whether we will be successful in identifying future acquisition opportunities or what the consequences will be of any acquisitions.

Certain of our acquisitions may prove unprofitable and fail to generate anticipated cash flows. In addition, the success of any completed acquisition will depend on our ability to effectively integrate the acquired stations. The process of integrating acquired stations may involve numerous risks, including difficulties in the assimilation of operations, the diversion of management's attention from other business concerns, risk of entering new markets, and the potential loss of key employees of the acquired stations.

The Royalties We Pay to Copyright Owners Could Increase Significantly, and Proposed Legislation Could Require Radio Broadcasters to Pay Royalties to Record Labels and Recording Artists

We pay royalties to copyright owners of musical compositions (typically song composers and publishers) whenever we broadcast or stream musical compositions. These royalties are paid through ASCAP, BMI, SESAC, GMR and Sound Exchange. The rates at which we pay royalties to copyright owners are privately negotiated or set pursuant to a regulatory process. Increased royalty rates could significantly increase our expenses, which could adversely affect our business. There is no guarantee that the licenses and associated royalty rates that currently are available to us will be available to us in the future. In addition, legislation has been previously introduced in Congress that would require radio broadcasters to pay a performance royalty to record labels and performing artists for use of their recorded songs. The proposed legislation would add an additional layer of royalties to be paid directly to the record labels and artists. It is currently unknown what proposed legislation, if any, will become law, whether industry groups will enter into an agreement with respect to performance fees, and what significance this royalty would have on our results from operations, cash flows or financial position.

Risks Related to Regulation of Our Business

Future Impairment of our FCC Broadcasting Licenses Could Affect our Operating Results

As of December 31, 2024, our FCC broadcasting licenses represented 41% of our total assets. We are required to test our FCC broadcasting licenses for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that our FCC broadcasting licenses might be impaired which may result in future impairment losses. For further discussion, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates included with this Form 10-K.

Our Business is Subject to Extensive Federal Regulation

The broadcasting industry is subject to extensive federal regulation which, among other things, requires approval by the FCC of transfers, assignments and renewals of broadcasting licenses, limits the number of broadcasting properties that may be acquired within a specific market, and regulates programming and operations. For a detailed description of the material regulations applicable to our business, see "Federal Regulation of Radio Broadcasting" and "Other FCC Requirements" in Item 1 of this Form 10-K. Failure to comply with these regulations could, under certain circumstances and among other things, result in the denial of renewal or revocation of FCC licenses, shortened license renewal terms, monetary forfeitures or other penalties which would adversely affect our profitability. Changes in ownership requirements could limit our ability to own or acquire stations in certain markets.

New Federal Regulations or Fees Could Affect our Broadcasting Operations

There has been proposed legislation in the past and there could be again in the future that requires radio broadcasters to pay additional fees such as a spectrum fee for the use of the spectrum or a royalty fee to record labels and performing artists for use of their recorded music. Currently, we pay royalties to song composers, publishers, and performers indirectly through third parties. Any proposed legislation that becomes law could add an additional layer of royalties to be paid directly to the record labels and artists. These proposed royalties have been the subject of considerable debate and activity by the broadcast industry and other parties affected by the legislation. It is currently unknown what impact any potential required royalty payments would have on our results of operations, cash flows or financial position.

The FCC's Vigorous Enforcement of Indecency Rules Could Affect our Broadcasting Operations

Federal law regulates the broadcast of obscene, indecent or profane material. The FCC has increased its enforcement efforts relating to the regulation of indecency violations, and Congress has increased the penalties for broadcasting obscene, indecent or profane programming, and these penalties may potentially subject broadcasters to license revocation, renewal or qualification proceedings in the event that they broadcast such material. The FCC has expanded the scope of items considered indecent to include material that could be considered "blasphemy," "personally reviling epithets", "profanity" and vulgar or coarse words, amounting to a nuisance. Effective January 15, 2024, the maximum forfeiture penalty (after 2024 annual inflation adjustment) for an indecency violation is $508,373 per incident and $4,692,668 for a continuing violation arising from a single act or failure to act. In March 2015, the FCC issued a Notice of Apparent Liability for the then maximum forfeiture amount of $325,000 against a television station for violation of the indecency laws. In addition, the FCC's heightened focus on the indecency regulations against the broadcast industry may encourage third parties to oppose our license renewal applications or applications for consent to acquire broadcast stations. Because the FCC may investigate indecency complaints prior to notifying a licensee of the existence of a complaint, a licensee may not have knowledge of a complaint unless and until the complaint results in the issuance of a formal FCC letter of inquiry or notice of apparent liability for forfeiture. We may in the future become subject to inquiries or proceedings related to our stations' broadcast of obscene, indecent or profane material. To the extent that any inquiries or other proceedings result in the imposition of fines, a settlement with the FCC, revocation of any of our station licenses or denials of license renewal applications, our result of operations and business could be materially adversely affected.

We are Subject to a Series of Risks Regarding Scrutiny of Environmental, Social and Governance Matters

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their environmental, social, and governance ("ESG") practices. For example, various groups produce ESG scores or ratings based at least in part on a company's ESG disclosures, and certain market participants, including institutional investors, use such ratings to assess companies' ESG profiles. There are also increasing regulatory expectations for ESG matters. Various policymakers, including the SEC, have adopted (or are considering adopting) requirements to disclose certain climate-related or other ESG information, which may require additional costs to comply. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten the risk. Additionally, many of our customers, business partners, and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Risks Related to Technology and Cybersecurity

New Technologies May Affect our Broadcasting Operations

The FCC has and is considering ways to introduce new technologies to the broadcasting industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasters. We are unable to predict the effect such technologies may have on our broadcasting operations. The capital expenditures necessary to implement such technologies could be substantial.

Information Technology and Cybersecurity Failures or Data Security Breaches Could Harm Our Business

Any internal technology error or failure impacting systems hosted internally or externally, or any large-scale external interruption in technology infrastructure we depend on, such as power, telecommunications or the Internet, may disrupt our technology network. Any individual, sustained or repeated failure of technology could impact our customer service and result in increased costs or reduced revenues. Our technology systems and related data also may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. While we have in place, and continue to invest in, technology security initiatives and disaster recovery plans, these measures may not be adequate or implemented properly to prevent a business disruption and its adverse financial impact and consequences to our business' reputation.

In addition, as a part of our ordinary business operations, we may collect and store sensitive data, including personal information of our clients, listeners and employees. The secure operation of the networks and systems on which this type of information is stored, processed and maintained is critical to our business operations and strategy. Any compromise of our technology systems resulting from attacks by hackers or breaches due to employee error or malfeasance could result in the loss, disclosure, misappropriation of or access to clients', listeners', employees' or business partners' information. Any such loss, disclosure, misappropriation or access could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and damage our reputation, any or all of which could adversely affect our business.

To meet business objectives, the Company relies on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store sensitive data, including confidential research, business plans, financial information, intellectual property, and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity, and availability of the Company's sensitive data. The Company continually assesses these threats and makes investments to increase internal protection, detection, and response capabilities, as well as ensure the Company's third-party providers have required capabilities and controls, to address this risk.

In September 2021, one of our third-party service providers of a critical application used in our business, was the victim of a ransomware cyberattack. However, the Company's data was not breached in connection with this incident and the incident did not have a material impact on the Company's business or operations.

To date, the Company has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there remains the potential for the Company to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. The Company currently maintains cybersecurity insurance in the event of an information security or cyber incident; however, the coverage may not be sufficient to cover all financial losses nor may it be available in the future.

Risks Related to the Ownership of Our Stock

The Company is No Longer Controlled by our President, Chief Executive Officer and Chairman

Edward K. Christian, our founder and former President, Chief Executive Officer and Chairman, passed away on August 19, 2022. Mr. Christian held approximately 65% of the combined voting power of our Common Stock (based on Class B Common Stock generally being entitled to ten votes per share, with certain exceptions, but not including options to acquire Class B Common Stock). As a result, Mr. Christian was generally able to control the vote on most matters submitted to the vote of shareholders and, therefore, was able to direct our management and policies, except with respect to (i) the election of the two Class A directors, (ii) those matters where the shares of our Class B Common Stock are only entitled to one vote per share, and (iii) other matters requiring a class vote under the provisions of our certificate of incorporation, bylaws or applicable law. Upon Mr. Christian's passing on August 19, 2022, his Class B shares were transferred into an estate planning trust and that transfer resulted in an automatic conversion of each Class B share he held into one fully paid and non-assessable Class A Share. Those Class A Shares have the same voting rights as all other Class A Shares, and the estate has approximately 14.6% voting rights after the conversion of the shares from Class B Shares to Class A Shares. The Company's subsidiaries holding FCC licenses timely applied to the FCC for consent to transfer of control of the subsidiaries from Mr. Christian to the shareholders of the Company, and those applications were routinely approved by the FCC on December 20, 2023. As a result of the change in voting control, the Company has entered into a period of significant transition and is potentially more vulnerable to activist investors or hostile takeover attempts. If the Company is unable to manage this transition effectively, it may have an adverse impact on the Company and its shareholders.

We May Experience Volatility in the Market Price of our Common Stock

The market price of our common stock has fluctuated in the past and may continue to be volatile. In addition to stock market fluctuations due to economic or other factors, the volatility of our shares may be influenced by lower trading volume and concentrated ownership relative to many of our publicly-held competitors. Because several of our shareholders own significant portions of our outstanding shares, our stock is relatively less liquid and therefore more susceptible to price fluctuations than many other companies' shares. If these shareholders were to sell all or a portion of their holdings of our common stock, then the market price of our common stock could be negatively affected. Investors should be aware that they could experience short-term volatility in our stock if such shareholders decide to sell all or a portion of their holdings of our common stock at once or within a short period of time.

Our Management has Identified Certain Internal Control Deficiencies, which Management believes Constitute Material Weaknesses. Our Failure to Establish and Maintain an Effective System of Internal Controls could Result in Material Misstatements of our Financial Statements or cause us to Fail to Meet our Reporting Obligations or Fail to Prevent Fraud in which Case, our Shareholders could Lose Confidence in our Financial Reporting, which would Harm our Business and could Negatively Impact the Price of our Common Stock.

We review and update our internal controls, disclosure controls and procedures, and corporate governance policies as our Company continues to evolve. In addition, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("*SOX*") and management is required to report annually on our internal control over financial reporting.

Our management's evaluation of the effectiveness of our internal controls over financial reporting as of December 31, 2024 concluded that the Company has the following material weakness in its internal control over financial reporting: (i) *Ineffective Controls over Broadcast Revenue Reconciliations* – a lack of effectively designed and implemented monitoring controls over recorded broadcast revenue combined with a lack of segregation of duties within the Traffic Management system that did not restrict users' or monitor access privileges commensurate with their assigned authority and responsibility; and (ii) *Ineffective Controls over Digital Revenue Reconciliations* – a lack of effectively designed and implemented monitoring controls over recorded digital revenue, including procedures over the retention of documentation to ensure existence, completeness and accuracy of data used to support accounts related to revenue and accounts receivable in the financial statement close process.

These ineffective controls, individually or in the aggregate, could result in misstatements of accounts or disclosures that would results in a material misstatement of the interim or annual Consolidated Financial Statements that would not be prevented or detected.

Such shortcomings could have an adverse effect on our business and financial results. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulation concerning control and procedures could have a material effect on our business, results of operations and financial condition. Any of these events could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively affect the market price of our shares, increase the volatility of our stock price and adversely affect our ability to raise additional funding. The effect of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board and as executive officers.

The Company is planning to take steps to remediate this material weakness. However, we cannot assure you that any of the measures we implement to remedy any such deficiencies will effectively mitigate or remedy such deficiencies.

Our business could be negatively affected as a result of shareholder activism.

Shareholder activism, which could take many forms or arise in a variety of situations, including making public demands that we consider certain strategic alternatives for the Company, engaging in public campaigns to attempt to influence our corporate governance and/or our management, and commencing proxy contests to attempt to elect the activists' representatives or others to our Board, has increased in recent years.

While the Company welcomes shareholders' constructive input, the Company could be negatively affected as a result of shareholder activism, which could cause the Company to incur substantial costs and divert our attention and resources from our business and our ability to execute our strategic plans. Additionally, such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our associates, customers, service providers or other vendors and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.

The Company has been, and may continue to be, the subject of shareholder activism, and it is subject to the risks associated therewith.

We are a Smaller Reporting Company and Intend to Avail Ourselves of Certain Reduced Disclosure Requirements Applicable to Smaller Reporting Companies, which could make our Common Stock Less Attractive to Investors.

We are a smaller reporting company, as defined in the Exchange Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not applicable to smaller reporting companies, including reduced disclosure obligations regarding executive compensation. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We intend to take advantage of certain of these reporting exemptions until we are no longer a smaller reporting company. We will remain a smaller reporting company until the aggregate market value of our outstanding common stock held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $250 million or more.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

We have established processes and policies for assessing, identifying and managing material risks posed by cybersecurity threats. Our processes and policies are based upon the National Institute of Standards and Technology (NIST) Cybersecurity Framework and include a Cybersecurity Incident Response Plan ("CIRP"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management processes, policies and CIRP are focused on (1) developing organizational understanding to manage cybersecurity risks, (2) applying safeguards to protect our systems, (3) detecting the occurrence of a cybersecurity incident, (4) responding to a cybersecurity incident and (5) recovering from a cybersecurity incident. Where appropriate, these processes and policies are integrated into our overall risk management systems and processes. For instance, all of our employees with network access are required to complete information security and privacy training on an annual basis. We are continuously working to improve our information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to enhance our levels of protection. We have engaged independent consultants and other third-parties to assist us in establishing and improving our policies. Our processes and policies include the identification of those third-party relationships which have the greatest potential to expose us to cybersecurity threats and, upon identification, we conduct additional due diligence as a part of establishing those relationships. We also maintain insurance coverage for cybersecurity insurance as part of our overall insurance portfolio. For a description and additional information concerning material cybersecurity risks we face, see Item lA Risk Factors - Information Technology and Cybersecurity Failures or Data Security Breaches Could Harm Our Business.

Governance

Cybersecurity and risks related to our information technology and other computer resources are an important focus of our Board of Directors' risk oversight. The Board has created a Cybersecurity Sub Committee of our Audit Committee for oversight of cybersecurity and other information technology risks. Our Cybersecurity Sub Committee of our Audit Committee receives materials on a frequent basis to address the identification and status of information technology cybersecurity risks, and management, including our Chief Technology Officer (CTO), provides periodic updates to our Cybersecurity Sub Committee. The Sub Committee reports to the full Board regarding its activities. The full Board also receives briefings from management on our cyber risk management program.

The CTO is responsible for managing our information security team to ensure they are assessing and managing cybersecurity risks in accordance with our processes and procedures. Our CTO has over 25 years' experience managing enterprise information technology systems.

Our management team supervises efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

Pursuant to our CIRP, when a cybersecurity event has been identified through our detection processes, it is assessed in order to determine whether the event is a cybersecurity incident. Our CIRP designates the primary manager of a cybersecurity incident, describes the parties who should be informed about the incident and outlines the processes for containment, eradication, recovery and resolution of the incident. Depending on the severity and impact of a cybersecurity threat, members of our senior management team and Board of Directors are notified of an incident and kept informed of the mitigation and remediation of the incident.

Item 2. *Properties*

Our corporate headquarters is located in Grosse Pointe Farms, Michigan. The types of properties required to support each of our stations include offices, studios, and transmitter and antenna sites. A station's studios are generally housed with its offices in business districts. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage for our stations' broadcast signals.

As of December 31, 2024, the studios and offices of 25 of our 28 operating locations, including our corporate headquarters in Michigan, are located in facilities we own. The remaining studios and offices are located in leased facilities with lease terms that expire in 3.7 years to 6.9 years. We own or lease our transmitter and antenna sites, with lease terms that expire in less than 1 year to 66 years. We do not anticipate any difficulties in renewing those leases that expire within the next five years or in leasing other space, if required.

No one property is material to our overall operations. We believe that our properties are in good condition and suitable for our operations.

We own substantially all of the equipment used in our broadcasting business.

Item 3.   *Legal Proceedings*

The Company is subject to various outstanding claims which arise in the ordinary course of business, and to other legal proceedings. Management anticipates that any potential liability of the Company, which may arise out of or with respect to these matters, will not materially affect the Company's financial statements.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5.   *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Our Class A Common Stock trades on the NASDAQ Global Market of the NASDAQ Stock Market LLC under the ticker symbol SGA.

The closing price for our Class A Common Stock on March 25, 2025 as reported by the NASDAQ was $12.55. As of March 25, 2025, there were approximately 175 holders of record of our Class A Common Stock. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies.

Dividends

During 2024, the Company's Board of Directors has declared four quarterly cash dividends and a variable dividend on its Class A Common Stock. These dividends, totaling $1.60 per share and approximately $10.0 million were paid during 2024.

During 2023, the Company's Board of Directors declared four quarterly cash dividends and one special dividend on its Class A Common Stock. These dividends, totaling $3.00 per share and approximately $18.6 million were accrued or paid during 2023.

In December 2022, the Board of Directors adopted a new variable dividend policy for the allocation of cash flows aligned with the Company's goals of maintaining a strong balance sheet, increasing cash returns to shareholders, and continuing to grow the Company through strategic acquisitions.

The Company currently intends to declare regular quarterly cash dividends as well as variable dividends in accordance with the terms of its variable dividend policy. As previously reported, our Board adopted a variable dividend policy for the allocation of available cash aligned with the goals of maintaining a strong balance sheet, increasing cash returns to shareholders, and continuing to grow the Company through strategic acquisitions. The Company may also declare special dividends and implement stock buybacks in future periods. The declaration and payment of any future dividend, whether fixed, special, or based on the variable policy, or the implementation of any stock buyback program will remain at the full discretion of the Board and will depend on the Company's financial results, cash requirements, future expectations, and other pertinent factors.

Recent Sales of Unregistered Securities

Not applicable.

Issuer Purchases of Equity Securities

The following table summarizes our repurchases of our Class A Common Stock during the three months ended December 31, 2024. Shares repurchased during the quarter were from the retention of shares for the payment of withholding taxes related to the vesting of restricted stock.

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program [2]
October 1 - October 31, 2024	—	$ —	—	$ 17,965,746
November 1 - November 30, 2024	8,034	$ 13.99	—	$ 17,853,350
December 1 - December 31, 2024	13,116	$ 12.73	—	$ 17,686,383
Total	21,150	$ —	—	$ 17,686,383

[1] All shares were purchased other than through a publicly announced plan or program. The shares were forfeited to the Company for payment of tax withholding obligations related to the vesting of restricted stock.

[2] We have a Stock Buy-Back Program which allows us to purchase our Class A Common Stock. In February 2013, our Board of Directors authorized an increase in the amount committed to the Buy-Back Program from $60 million to approximately $75.8 million.

Performance Graph

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and are no longer required to provide a performance graph.

Item 6. [*Reserved*]

Item 7. _Management's Discussion and Analysis of Financial Condition and Results of Operations_

The following discussion should be read in conjunction with Item 1. Business and the consolidated financial statements and notes thereto of Saga Communications, Inc. and its subsidiaries contained elsewhere herein. The following discussion is presented on a consolidated basis. We serve twenty-eight radio markets (reporting units) that aggregate into one operating segment (Radio), which also qualifies as a reportable segment. We operate under one reportable business segment for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance. Corporate general and administrative expenses, interest expense, interest income, other (income) expense, and income tax provision are managed on a consolidated basis.

The discussion of our operating performance focuses on station operating income because we manage our stations primarily on station operating income. Operating performance is evaluated for each individual market.

We use certain financial measures that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP) to assess our financial performance. For example, we evaluate the performance of our markets based on "station operating income" (operating income plus corporate general and administrative expenses, depreciation and amortization, other operating (income) expenses, and impairment of intangible assets). Station operating income is generally recognized by the broadcasting industry as a measure of performance, is used by analysts who report on the performance of the broadcasting industry, and it serves as an indicator of the market value of a group of stations. In addition, we use it to evaluate individual stations, market-level performance, overall operations and as a primary measure for incentive based compensation of executives and other members of management. Station operating income is not necessarily indicative of amounts that may be available to us for debt service requirements, other commitments, reinvestment or other discretionary uses. Station operating income is not a measure of liquidity or of performance in accordance with GAAP, and should be viewed as a supplement to, and not a substitute for, our results of operations presented on a GAAP basis.

General

We are a media company primarily engaged in acquiring, developing and operating broadcast properties including opportunities complimentary to our core radio business including digital, e-commerce and non-traditional revenue initiatives. We actively seek and explore opportunities for expansion through the acquisition of additional broadcast properties. We review acquisition opportunities on an ongoing basis.

Revision of Previously Issued Consolidated Financial Statements

In connection with our review of certain digital expenses, we noted we had previously reported revenue net of expenses to third-party providers under the agent treatment, when in fact we were operating as the principal and should have been reporting the gross revenue and the expenses as part of station operating expense. As a result, our revenue and station operating expense for the years ended December 31, 2024 and 2023 were understated by approximately $2.6 million and $2.7 million, respectively with no impact on operating income, the provision for income taxes, net income, earnings per share, cash flows or retained earnings. In addition, we noted that our quarterly financial data for the first three quarters of the year ended December 31, 2024 and for each quarter of the year ended December 31, 2023 that our revenue and station operating expenses were understated. There was no impact on our Consolidated Balance Sheets as of December 31, 2024 and 2023, to our Consolidated Statements of Stockholders' Equity as of December 31, 2024 and 2023 or to our Consolidated Statement of Cash Flows for the years ended December 31, 2024 and 2023. In accordance with Staff Accounting Bulletin ("SAB") No. 99 Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, we evaluated the error as part of our year-end financial reporting process for the year ended December 31, 2024 and took into consideration the impact for the interim periods of the three months ended March 31, 2024, three and six months ended June 30, 2024, three and nine months ended September 30, 2024. We determined that the impact was not material to our results of operations or financial position for any prior annual or interim period. Included in our annual reporting on Form 10-K for the year ended December 31, 2024 the impacts to the net revenue and station operating expenses amounts on the Consolidated Statement of Income previously reported for each of the years ended December 31, 2024 and 2023 and interim periods ended March 31, 2024 and 2023, June 30, 2024 and 2023 and September 30, 2024 and 2023 were presented.

Adjustments made as a result of and in connection with these revisions are more fully discussed in Note 2, *Revisions of Previously Issued Consolidated Financial Statements.* Our discussion and analysis of financial condition and results of operations have been amended to consider the effects of the revision as it relates to the years ended December 31, 2024 and 2023.

Radio Stations

Our radio stations' primary source of revenue is from the sale of advertising for broadcast on our stations. Depending on the format of a particular radio station, there are a predetermined number of advertisements available to be broadcast each hour.

Most advertising contracts are short-term and generally run for a few weeks only. The majority of our revenue is generated from local advertising, which is sold primarily by each radio market's sales staff. For the years ended December 31, 2024 and 2023, approximately 88% and 90%, respectively, of our radio stations' gross revenue was from local advertising. To generate national advertising sales, we engage independent advertising sales representative firms that specialize in national sales for each of our broadcast markets.

Our revenue varies throughout the year. Advertising expenditures, our primary source of revenue, generally have been lowest during the winter months, which include the first quarter of each year. Political revenue was significantly higher in 2024 due to the increased number of national, state, and local elections in most of our markets as compared to 2023. Our gross political revenue for the years ended December 31, 2024 and 2023 was $3,263,000 and $944,000, respectively. We expect political revenue in 2025 to decrease from 2024 levels as a result of less elections in 2025 at the local, state and national levels.

Our net operating revenue, station operating expense and operating income vary from market to market based upon the market's rank or size which is based upon population and the available radio advertising revenue in that particular market.

The broadcasting industry and advertising in general is influenced by the state of the overall economy, including unemployment rates, inflation, energy prices and consumer interest rates. Our stations broadcast primarily in small to midsize markets. Historically, these markets have been more stable than major metropolitan markets during downturns in advertising spending, but may not experience increases in such spending as significant as those in major metropolitan markets in periods of economic improvement.

Our financial results are dependent on a number of factors, the most significant of which is our ability to generate advertising revenue through rates charged to advertisers. The rates a station is able to charge are, in large part, based on a station's ability to attract audiences in the demographic groups targeted by its advertisers. In a number of our markets, this is measured by periodic reports generated by independent national rating services. In the remainder of our markets it is measured by the results advertisers obtain through the actual running of an advertising schedule. Advertisers measure these results based on increased demand for their goods or services and/or actual revenues generated from such demand. Various factors affect the rate a station can charge, including the general strength of the local and national economies, population growth, ability to provide popular programming, local market competition, target marketing capability of radio compared to other advertising media, and signal strength.

When we acquire and/or begin to operate a station or group of stations we generally increase programming and advertising and promotion expenses to increase our share of our target demographic audience. Our strategy sometimes requires levels of spending commensurate with the revenue levels we plan on achieving in two to five years. During periods of economic downturns, or when the level of advertising spending is flat or down across the industry, this strategy may result in the appearance that our cost of operations are increasing at a faster rate than our growth in revenues, until such time as we achieve our targeted levels of revenue for the acquired station or group of stations.

The number of advertisements that can be broadcast without jeopardizing listening levels (and the resulting ratings) is limited in part by the format of a particular radio station. Our stations strive to maximize revenue by constantly managing the number of commercials available for sale and by adjusting prices based upon local market conditions and ratings. While there may be shifts from time to time in the number of advertisements broadcast during a particular time of the day, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year. Any change in our revenue, with the exception of those instances where stations are acquired or sold, is generally the result of inventory sell out ratios and pricing adjustments, which are made to ensure that the station efficiently utilizes available inventory.

Our radio stations employ a variety of programming formats. We periodically perform market research, including music evaluations, focus groups and strategic vulnerability studies. Because reaching a large and demographically attractive audience is crucial to a station's financial success, we endeavor to develop strong listener loyalty. Our stations also employ audience promotions to further develop and secure a loyal following. We believe that the diversification of formats on our radio stations helps to insulate us from the effects of changes in musical tastes of the public on any particular format.

The primary operating expenses involved in owning and operating radio stations are employee salaries and related benefit costs, sales commissions, programming expenses, depreciation, and advertising and promotion expenses.

The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of new media technologies and services. These new technologies and media are gaining advertising share against radio and other traditional media.

We continue to execute Saga's digital strategy focused on the consumer as opposed to the product oriented, low margin, high attrition offerings that many third-party providers deliver. There has been a significant increase in digital ad spending. According to eMarketer 2024, excluding political, there was approximately $421 billion spent on advertising in the U.S. They estimate digital advertising to be approximately $309 billion of the total spend. The Radio Advertising Bureau recently released a report that radio surpassed the $2 billion mark in digital sales. This represents 0.67% of eMarketer's estimated digital advertising spend leaving a lot of room for growth. Saga's "Blended Advertising" process focuses on providing our customers with simple digital advertising solutions (SEM, SEO, Targeted Display among others) that are easy to understand and buy in conjunction with radio. These are the same local advertisers that studies show say they trust radio account executives the most for market knowledge and advice but aren't currently buying digital from us. Our digital strategy focuses on the consumer journey as they Click, Visit, Call and Search. Our Radio Station's get the advertiser wanted and our digital platform gets the advertiser found and chosen.

During the years ended December 31, 2024 and 2023, our Charleston, South Carolina; Columbus, Ohio; Des Moines, Iowa; Milwaukee, Wisconsin; and Norfolk, Virginia markets, when combined, represented approximately 36% and 37%, respectively, of our consolidated net operating revenue. An adverse change in any of these radio markets or relative market position in those markets could have a significant impact on our operating results as a whole.

The following tables describe the percentage of our consolidated net operating revenue represented by each of these markets:

	Percentage of Consolidated Net Operating Revenue for the Years Ended December 31,	
	2024	2023
Market:		
Charleston, South Carolina	6 %	6 %
Columbus, Ohio	8 %	9 %
Des Moines, Iowa	5 %	5 %
Milwaukee, Wisconsin	12 %	11 %
Norfolk, Virginia	5 %	6 %

During the years ended December 31, 2024 and 2023, the radio stations in our five largest markets when combined, represented approximately 37% and 40%, respectively, of our consolidated station operating income. The following tables describe the percentage of our consolidated station operating income represented by each of these markets:

Market:	Percentage of Consolidated Station Operating Income(*) for the Years Ended December 31,	
	2024	2023
Charleston, South Carolina.	7 %	5 %
Columbus, Ohio.	5 %	10 %
Des Moines, Iowa	3 %	4 %
Milwaukee, Wisconsin	17 %	12 %
Norfolk, Virginia.	5 %	9 %

(*) Operating income plus corporate general and administrative expenses, depreciation and amortization, other operating (income) expenses, and impairment of intangible assets.

Results of Operations

The following tables summarize our results of operations for the two years ended years ended December 31, 2024 and 2023.

Consolidated Results of Operations

	Years Ended December 31,		2024 vs. 2023	
	2024	2023	$ Increase (Decrease)	% Increase (Decrease)
	(In thousands, except %'s and per share information)			
Net operating revenue	$ 112,919	$ 115,504	$ (2,585)	(2.2)%
Station operating expense	96,905	92,930	3,975	4.3 %
Corporate general and administrative	12,611	10,966	1,645	15.0 %
Other operating expense (income), net	1,048	120	928	N/M
Operating income	2,355	11,488	(9,133)	(79.5)%
Interest expense	348	173	175	101.2 %
Interest income	(1,047)	(1,441)	394	N/M
Other income	(1,516)	(119)	(1,397)	N/M
Income before income tax expense.	4,570	12,875	(8,305)	(64.5)%
Income tax provision	1,110	3,375	(2,265)	(67.1)%
Net income	$ 3,460	$ 9,500	$ (6,040)	(63.6)%
Earnings per share (diluted)	$ 0.55	$ 1.55	$ (1.00)	(64.5)%

N/M = Not Meaningful

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For the year ended December 31, 2024, consolidated net operating revenue was $112,919,000 compared with $115,504,000 for the year ended December 31, 2023, a decrease of $2,585,000 or 2.2%. We had an increase of approximately $1,760,000 that was attributable to stations that we did not own or operate for the entire comparable period, offset by a decrease of $4,345,000 generated by stations we owned or operated for the comparable period in 2023 ("same station"). The decrease in same station revenue in 2024 was due to decreases in gross local revenues of $8,868,000 partially offset by increases in gross political revenue of $2,308,000 and gross interactive or digital revenue of $1,745,000 and a decrease in agency commission of $439,000 from 2023. The most significant decreases in gross local revenue occurred in our Clarksville, Tennessee; Columbus, Ohio; Des Moines, Iowa; and Milwaukee, Wisconsin; markets partially offset by increases at our Asheville, North Carolina and Charlottesville, Virginia. The decrease in our agency commissions is due to the decrease in local agency revenue. The gross political revenue increased due to an increase in the number of national, state and local elections. The increase in gross interactive results is primarily due to an increase in our streaming and website advertising revenue.

Station operating expense was $96,905,000 for the year ended December 31, 2024, compared with $92,930,000 for the year ended December 31, 2023, an increase of $3,975,000 or 4.3%. We had an increase of approximately $1,883,000 that was attributable to stations that we did not own or operate for the comparable period combined with an increase of $2,092,000 generated by stations we owned or operated for the comparable period in 2023. The increase in same station operating expenses was primarily a result of increases in compensation-related expenses, bad debt expenses, interactive fulfillment and content expenses, sales rating survey expenses and advertising and promotion expenses of $1,061,000, $582,000, $283,000, $249,000, and $135,000, respectively, partially offset by decreases in music licensing expenses and barter expenses of $120,000 and $103,000, respectively from 2023.

We had operating income for the year ended December 31, 2024 of $2,355,000 compared to $11,488,000 for the year ended December 31, 2023, a decrease of $9,133,000. The decrease was a result of the decrease in net operating revenue and the increase in station operating expense, described above, combined with an increase in our corporate general and administrative expenses of $1,645,000 and an increase in other operating expense of $928,000. The increase in corporate general and administrative expenses was primarily attributable to increases in stock-based compensation, expense related to the income tax obligation relating to the transfer of a split dollar life insurance policy to our former CEO, Ed Christian's estate, computer software and cybersecurity expenses, compensation-related expenses and travel-related expenses of $835,000, $500,000, $385,000, $334,000, and $79,000, respectively, partially offset by a decrease in insurance-related expenses of $561,000. In 2024, we recorded a loss on the sale of fixed assets and intangible assets of $1,048,000 compared to a loss on the sale of fixed assets of $120,000 in 2023. The loss on sales of fixed assets and intangible assets recorded in other operating expense in 2024 primarily relates to the sale of WYSE-AM, W275CP translator and W248CM translator located in our Asheville, North Carolina market and the relinquishment of our FCC license for KBAI-AM located in our Bellingham, Washington market described in footnote 10 (Acquisitions and Dispositions).

We generated net income of $3,460,000 ($0.55 per share on a fully diluted basis) during the year ended December 31, 2024, compared to $9,500,000 ($1.55 per share on a fully diluted basis) for the year ended December 31, 2023, a decrease of $6,040,000. The decrease in net income is due to the decrease of operating income, described above, an increase in interest expense of $175,000, and a decrease in interest income of $394,000 partially offset by an increase in other income of $1,397,000 and a decrease in income taxes of $2,265,000. The increase in interest expense is due to an increase in debt outstanding. The decrease in interest income is related to the decrease in the amount of short-term investment accounts. The increase in other income is due to the $1,133,000 received related to the sale of an investment in BMI and $384,000 in insurance proceeds received as a result of weather-related damages. The gain on sale of investment and gain on insurance claims are recorded in other (income) expense, net in the Company's Consolidated Statement of Income. The decrease in our income tax expense is due to lower income before income tax expense for the comparable period.

Liquidity and Capital Resources

Debt Arrangements and Debt Service Requirements

On December 19, 2022, we entered into a Third Amendment to our Credit Facility, (the "Third Amendment"), which extended the maturity date to December 19, 2027, reduced the lenders to JPMorgan Chase Bank, N.A., and the Huntington National Bank (collectively, the "Lenders"), established an interest rate equal to the secured overnight financing rate ("SOFR") as administered by the SOFR Administrator (currently established as the Federal Reserve Bank of New York) as the interest base and increased the basis points.

We have pledged substantially all of our assets (excluding our FCC licenses and certain other assets) in support of the Credit Facility and each of our subsidiaries has guaranteed the Credit Facility and has pledged substantially all of their assets (excluding their FCC licenses and certain other assets) in support of the Credit Facility.

Approximately $266,000 of debt issuance costs related to the Credit Facility were capitalized and are being amortized over the life of the Credit Facility. These debt issuance costs are included in other assets, net in the consolidated balance sheets. As a result of the Second Amendment, the Company incurred an additional $120,000 of transaction fees related to the Credit Facility that were capitalized. As a result of the Third Amendment, the Company incurred an additional $161,000 of transaction fees related to the Credit Facility that were capitalized. The cumulative transaction fees are being amortized over the remaining life of the Credit Facility.

Interest rates under the Credit Facility are payable, at our option, at alternatives equal to SOFR (4.49% at December 31, 2024), plus 1% to 2% or the base rate plus 0% to 1%. The spread over SOFR and the base rate vary from time to time, depending upon our financial leverage. Letters of credit issued under the Credit Facility will be subject to a participation fee (which is equal to the interest rate applicable to Eurocurrency Loans, as defined in the Credit Agreement) payable to each of the Lenders and a fronting fee equal to 0.25% per annum payable to the issuing bank. Under the Third Amendment, we now pay quarterly commitment fees of 0.25% per annum on the unused portion of the Credit Facility. We previously paid quarterly commitment fees of 0.2% to 0.3% per annum on the unused portion of the Credit Facility.

The Credit Facility contains a number of financial covenants (all of which we were in compliance with at December 31, 2024) which, among other things, require us to maintain specified financial ratios and impose certain limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, liens and encumbrances.

We had $5,000,000 debt outstanding at December 31, 2024 and no debt outstanding at December 31, 2023.

We had approximately $45 million and $50 million unused borrowing capacity under the Revolving Credit Facility at December 31, 2024 and 2023, respectively.

Sources and Uses of Cash

During the years ended December 31, 2024 and 2023, we had net cash flows from operating activities of $13,772,000 and $15,379,000, respectively. We believe that cash flow from operations will be sufficient to meet any quarterly debt service requirements for interest and scheduled payments of principal under the Credit Facility if we borrow in the future. However, if such cash flow is not sufficient, we may be required to sell additional equity securities, refinance our obligations or dispose of one or more of our properties in order to make such scheduled payments. There can be no assurance that we would be able to effect any such transactions on favorable terms, if at all.

In February 2013, our Board of Directors authorized an increase to our Stock Buy-Back Program (the "Buy-Back Program") to allow us to purchase up to $75.8 million of our Class A Common Stock. From the Buy-Back Program's inception in 1998 through December 31, 2024, we have repurchased 2.2 million shares of our Class A Common Stock for $58.1 million. During the year ended December 31, 2024, approximately 21,865 shares were retained for payment of withholding taxes for $290,344 related to the vesting of restricted stock. We halted the directions for any additional buybacks under our plan in 2020. We continue to monitor economic conditions to determine if and when it makes sense to make additional buybacks under our plan.

Our capital expenditures, exclusive of acquisitions, for the year ended December 31, 2024 were $3,767,000 ($4,356,000 in 2023). We anticipate capital expenditures in 2025 to be approximately $4.0 million to $4.5 million, which we expect to finance through funds generated from operations.

On February 13, 2024, we entered into an agreement to purchase the assets of WKOA (FM), WKHY (FM), WASK (FM), WXXB (FM), WASK (AM) and W269DJ from Neuhoff Communications, Inc. serving the Greater Lafayette, Indiana radio market for $5.3 million, subject to certain purchase price adjustments. The Company closed on this transaction on May 31, 2024, using funds from operations and borrowings under our credit agreement, of $5,832,000, which included the purchase price of $5,300,000, the purchase of $499,000 in accounts receivable and transactional costs of approximately $121,000 offset by $88,000 in certain closing adjustments.

During 2024, the Company's Board of Directors has declared four quarterly cash dividends and a variable dividend on its Class A Common Stock. These dividends, totaling $1.60 per share and approximately $10.0 million were paid during 2024.

During 2023, the Company's Board of Directors declared four quarterly cash dividends and one special dividend on its Class A Common Stock. These dividends, totaling $3.00 per share and approximately $18.6 million were accrued or paid during 2023.

During 2024, we used the proceeds from our U.S. Treasury Bills to purchase additional U.S. Treasury Bills when they were up for redemption at various times through the year. We redeemed $21.7 million in U.S. Treasury Bills and purchased an additional $19.7 million in U.S. Treasury Bills. At December 2024, we have recorded $8.9 million of held-to-maturity U.S. Treasury Bills at amortized cost basis that have a fair market value of $8.9 million. Our held-to-maturity U.S. Treasury Bills all have original maturity dates ranging from March 2025 to June 2025.

We anticipate that any future acquisitions of radio stations and dividend payments will be financed through funds generated from operations, borrowings under the Credit Agreement, additional debt or equity financing, or a combination thereof. However, there can be no assurances that any such financing will be available on acceptable terms, if at all.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require us to make estimates, judgments and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses and related disclosures and contingencies. We evaluate estimates used in preparation of our financial statements on a continual basis, including estimates related to the following:

Purchase Accounting: We account for our acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values as of the acquisition date. The excess of consideration paid over the estimated fair values of the net assets acquired is recorded as goodwill. Determining the fair values of the net assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items.

Broadcast Licenses and Goodwill: As of December 31, 2024, we have recorded approximately $91,497,000 in broadcast licenses and $19,229,000 in goodwill, which represents 50% of our total assets. In assessing the recoverability of these assets, we must conduct impairment testing and charge to operations an impairment expense only in the periods in which the carrying value of these assets is more than their fair value. We conduct the impairment testing of broadcast licenses and goodwill annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

There was no impairment of broadcast licenses or goodwill in 2024 or 2023.

We believe our estimate of the value of our broadcast licenses is a critical accounting estimate as the value is significant in relation to our total assets, and our estimate of the value uses assumptions that incorporate variables based on past experiences and judgments about future operating performance of our stations. These variables include but are not limited to: (1) the forecast growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) terminal values. Changes in our estimates of the fair value of these assets could result in material future period write-downs in the carrying value of our broadcast licenses. For illustrative purposes only, during our 2024 impairment test had the fair values of each of our broadcasting licenses been lower by 10% we would have recorded an additional broadcast license impairment of approximately $108,000; had the fair values of each of our broadcasting licenses been lower by 20%, we would have recorded an additional broadcast license impairment of approximately $335,000; and had the fair value of our broadcasting licenses been lower by 30%, we would have recorded an additional broadcast license impairment of approximately $714,000.

Additionally, our estimate of the value of our goodwill is a critical accounting estimate and our estimate of the value uses assumptions that incorporate variables based on past experiences and judgments about future operating performance. We believe we have made reasonable estimates and assumptions to calculate the estimated fair value of our goodwill, however, these estimates and assumptions are highly judgmental in nature. Our estimated fair value of our goodwill exceeds our carrying value by 22%. Actual results can be materially different from estimate and assumptions. If actual market conditions are less favorable than those projected by the industry or by us, of if events occur or circumstances changes that would reduce the estimated fair value of our goodwill below the carrying value, we may recognize future impairment charges, the amount of which may be material. For illustrative purposes only, if the discount rate increased by 1.0%, the estimated fair value of our goodwill would only exceed our carrying value by 13%.

Tax Provisions: Our estimates of income taxes and the significant items giving rise to the deferred tax assets and liabilities are shown in the notes to our consolidated financial statements and reflect our assessment of actual future taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of these estimates. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of our tax returns by federal, state or foreign tax authorities. We use our judgment to determine whether it is more likely than not that our deferred tax assets will be realized. Deferred tax assets are reduced by valuation allowances if the Company believes it is more than likely than not that some portion or the entire asset will not be realized.

Market Risk and Risk Management Policies

Our earnings are affected by changes in short-term interest rates as a result of our long-term debt arrangements. If we had borrowings against our long-term debt arrangements, in the event of an adverse change in interest rates, management may take actions to mitigate our exposure.

Inflation

The impact of inflation on our operations has not been significant to date. We are however, starting to see the effects of higher inflation starting to impact costs of most goods and services. There can be no assurance that a high rate of inflation in the future would not have an adverse effect on our operations.

Recent Accounting Pronouncements

Recent accounting pronouncements are described in Note 1 to the accompanying financial statements.

Item 7A.   *Quantitative and Qualitative Disclosures About Market Risk.*

Information appearing under the caption "Market Risk and Risk Management Policies" in Item 7 is hereby incorporated by reference.

Item 8.   *Financial Statements and Supplementary Data*

The financial statements attached hereto are filed as part of this annual report.

Item 9.   *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A.   *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "Exchange Act"). The term "disclosures controls and procedures" as defined and amended by the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Based upon the evaluation performed as of December 31 2024, as a result of the material weakness in internal control over financial reporting described below in Management's Report on Internal Control Over Financial Reporting, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures over financial reporting were not effective as of such date.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework as set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation, management concluded that our Company did not maintain effective internal control over financial reporting as of December 31, 2024 due to the material weakness described below.

Material Weaknesses in Internal Control Over Financial Reporting

Management has determined that the Company has the following material weakness in its internal control over financial reporting:

Ineffective Controls over Broadcast Revenue Reconciliations – a lack of effectively designed and implemented monitoring controls over recorded broadcast revenue combined with a lack of segregation of duties within the Traffic Management system that did not restrict or monitor users' access privileges commensurate with their assigned authority and responsibility.

Ineffective Controls over Digital Revenue Reconciliations – a lack of effectively designed and implemented monitoring controls over recorded digital revenue, including procedures over the retention of documentation to ensure existence, completeness and accuracy of data used to support accounts related to revenue and accounts receivable in the financial statement close process.

These ineffective controls, individually or in the aggregate, could result in misstatements of accounts or disclosures that would results in a material misstatement of the interim or annual Consolidated Financial Statements that would not be prevented or detected.

Remediation Plans

Management is actively engaged in the implementation of remediation plans to address the controls contributing to the material weakness. The remediation actions include, but are not limited to, the following:

Ineffective Controls over Broadcast Revenue Reconciliations – Enhance the monitoring controls over revenue reconciliation procedures, re-assess user access privileges and ensure that certain users conflict of duties within the system are appropriately mitigated through such monitoring controls.

Ineffective Controls over Digital Revenue Reconciliations – Evaluate and enhance design and implementation of digital process-level controls over the existence, completeness and accuracy of data included in various reports provided from third party providers that support our digital revenue accounts. Ensure retention of revenue reconciliation documentation and review by management.

We believe these measures will effectively remediate the control deficiencies, but management is assessing the need for any additional steps to remediate the underlying causes that give rise to this material weakness. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. There is no assurance that additional remediation steps will not be necessary. Our internal control over financial reporting as of December 31, 2024 has been audited by Crowe LLP, an independent registered public accounting firm, as stated in its report which appears below.

Notwithstanding the identified material weakness, Management believes the Consolidated Financial Statements included in this Form 10-K fairly present, in all material respects, our results of operations and cash flows for the year ended December 31, 2024 and our financial condition as of such date, in accordance with U.S. GAAP.

Changes in Internal Control Over Financial Reporting

Except as set forth above, there were no changes in our internal controls over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. *Other Information*

None.

Items 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed not later than 120 days after the end of the Company's fiscal year. See also Item 1. Business — Information About Our Executive Officers.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed not later than 120 days after the end of the Company's fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed not later than 120 days after the end of the Company's fiscal year.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference from the information contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed not later than 120 days after the end of the Company's fiscal year.

Item 14. *Principal Accountant Fees and Services*

The information required by this item is incorporated by reference to the information contained in our Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed not later than 120 days after the end of the Company's fiscal year.

PART IV

Item 15.   ***Exhibits and Financial Statement Schedules***

(a)   *1. Financial Statements*

The following consolidated financial statements attached hereto are filed as part of this annual report:

2. Financial Statement Schedules

Schedule II Valuation and Qualifying Accounts is disclosed in Note 1 to the Consolidated Financial Statements attached hereto and filed as part of this annual report. All other schedules for which provision are made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

The Exhibits filed in response to Item 601 of Regulation S-K are listed in the Exhibit Index, which is incorporated herein by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and the Board of Directors of Saga Communications, Inc.
Grosse Pointe Farms, Michigan

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Saga Communications, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, because of the effects of the material weakness discussed in the following paragraph, the Company has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's report.

- Material weakness in controls over the reconciliation process and review of local market IT access for broadcasting revenue and certain digital revenue streams prior to invoicing customers and recognizing revenue.

We considered this material weakness identified above in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 financial statements, and our opinion on Internal Control over Financial Reporting does not affect our opinion on the financial statements.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Evaluation

As disclosed in Note 4 to the consolidated financial statements, the Company's consolidated goodwill balance was $19.2 million as of December 31, 2024. Management performs an annual quantitative impairment test during the fourth quarter of each year, or more frequently when it is determined that events and circumstances indicate that it is more likely than not that goodwill is impaired. The Company has one reporting unit for goodwill impairment testing purposes. Impairment of goodwill is assessed by comparing the estimated fair value of the reporting unit to its carrying value. Fair value is estimated by management using an income approach. Management's cash flow projections for its goodwill impairment testing included significant judgments and assumptions relating to projected revenues and projected revenue growth rates, projected operating margins, projected general and administrative expenses and the discount rate.

We considered auditing the evaluation of goodwill for impairment to be a critical audit matter because it involved a high degree of subjectivity in evaluating management's estimates, judgments, and significant assumptions, as well as significant audit effort due to complexity in the aggregation and evaluation of significant amounts of data and the use of valuation specialists.

Our audit procedures related to the evaluation of goodwill for impairment included the following:

- Testing the effectiveness of management's internal controls including controls addressing:

  o Management's review and approval of the inputs into the valuation model, including the relevance and reliability of external data used and the completeness and accuracy of internal data used.

- o Management's review and approval of the significant assumptions used within the valuation model including projected revenues, projected revenue growth rates, projected operating margins, projected general and administrative expenses and the discount rate.

- Substantively testing management's process, including:

  - o Evaluated the appropriateness of the valuation model used and recalculated the valuation model.
  - o Tested inputs into the valuation model, including the relevance and reliability of external data used and the completeness and accuracy of internal data used.
  - o Evaluated the significant assumptions used by management, including projected revenues and projected revenue growth rates, projected operating margins, projected general and administrative expenses and the discount rate. This involved evaluating whether the significant assumptions used by management were reasonable considering (i) the current and past performance of the Company, (ii) relevant external market and industry data, and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit.
  - o Utilized valuation specialists to assist in evaluating the methodology of and certain assumptions applied in the valuation model.

/s/ Crowe LLP

We have served as the Company's auditor since 2024

Fort Lauderdale, Florida
March 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Saga Communications, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Saga Communications, Inc. (the "Company") as of December 31, 2023, and the related consolidated statements of income, shareholders' equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of Saga Communications, Inc. at December 31, 2023, and the consolidated results of its operations and its cash flows for the year ended December 31, 2023, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We served as the Company's auditor from 2015 through 2023.

/s/ UHY LLP

Sterling Heights, Michigan

March 15, 2024, except for the effects of the tables reflecting the impact of the revisions for the year ended December 31, 2023, discussed in Note 2 (not presented herein) to the consolidated financial statements appearing under Item 8 of the Company's annual report (Form 10-K) as to which the date is March 31, 2025.

Saga Communications, Inc.

Consolidated Balance Sheets
(In thousands, except par value)

	December 31,	
	2024	**2023**
	(In thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 18,860	$ 29,582
Short-term investments	8,927	10,595
Accounts receivable, less allowance of $1,071 ($618 in 2023)	15,941	17,173
Prepaid expenses and other current assets	2,606	2,451
Barter transactions	752	843
Total current assets	47,086	60,644
Property and equipment	151,553	148,265
Less accumulated depreciation	99,646	96,860
Net property and equipment	51,907	51,405
Other assets:		
Broadcast licenses	91,497	90,240
Goodwill	19,229	19,236
Other intangibles, right of use assets, deferred costs and investments, net of accumulated amortization of $16,257 ($15,984 in 2023)	12,006	10,688
Total assets	$ 221,725	$ 232,213
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 3,080	$ 2,802
Accrued expenses:		
Accrued payroll and payroll taxes	5,542	5,318
Dividend payable	—	12,505
Other accrued expenses	7,006	6,480
Barter transactions	930	924
Total current liabilities	16,558	28,029
Deferred income taxes	26,007	26,122
Long-term debt	5,000	—
Other liabilities	8,238	7,513
Total liabilities	55,803	61,664
Commitments and contingencies (Note 11, 13 and 15)	—	—
Shareholders' equity:		
Preferred stock, 1,500 shares authorized, none issued and outstanding	—	—
Common stock:		
Class A common stock, $.01 par value, 35,000 shares authorized, 8,183 issued (8,007 in 2023)	82	80
Additional paid-in capital	74,334	72,593
Retained earnings	128,216	134,771
Treasury stock (1,764 shares in 2024 and 1,754 shares in 2023, at cost)	(36,710)	(36,895)
Total shareholders' equity	165,922	170,549
Total liabilities and shareholders' equity	$ 221,725	$ 232,213

See accompanying notes.

Saga Communications, Inc.

Consolidated Statements of Income

	Years Ended December 31,			
	2024		**2023**	
	(In thousands, except per share data)			
Net operating revenue	$	112,919	$	115,504
Operating expenses:				
Station operating expense		96,905		92,930
Corporate general and administrative		12,611		10,966
Other operating expense (income), net		1,048		120
		110,564		104,016
Operating income		2,355		11,488
Other (income) expenses:				
Interest expense		348		173
Interest income		(1,047)		(1,441)
Other income		(1,516)		(119)
Income before income tax expense		4,570		12,875
Income tax (benefit) expense:				
Current		1,225		2,990
Deferred		(115)		385
		1,110		3,375
Net income	$	3,460	$	9,500
Earnings per share:				
Basic	$	0.55	$	1.55
Diluted	$	0.55	$	1.55
Weighted average common shares		6,075		6,045
Weighted average common and common equivalent shares		6,075		6,045
Dividends declared per share	$	1.60	$	3.00

See accompanying notes.

Saga Communications, Inc.

Consolidated Statements of Shareholders' Equity
Years ended December 31, 2024 and 2023

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
					(In thousands)			
Balance at January 1, 2023	7,867	$ 78	—	$ —	$ 71,664	$ 143,896	$ (37,109)	$ 178,529
Net income	—	—	—	—	—	9,500	—	9,500
Issuance of restricted stock	140	2	—	—	(2)	—	—	—
Dividends declared per common share . .	—	—	—	—	—	(18,625)	—	(18,625)
Compensation expense related to restricted stock awards.	—	—	—	—	1,116	—	—	1,116
Purchase of shares held in treasury	—	—	—	—	—	—	(227)	(227)
401(k) plan contribution	—	—	—	—	(185)	—	441	256
Balance at December 31, 2023	8,007	$ 80	—	$ —	$ 72,593	$ 134,771	$ (36,895)	$ 170,549
Net income	—	—	—	—	—	3,460	—	3,460
Issuance of restricted stock	177	2	—	—	(2)	—	—	—
Forfeiture of restricted stock	(1)	—	—	—	—	—	—	—
Dividends declared per common share . .	—	—	—	—	—	(10,015)	—	(10,015)
Compensation expense related to restricted stock awards.	—	—	—	—	1,950	—	—	1,950
Purchase of shares held in treasury	—	—	—	—	—	—	(290)	(290)
401(k) plan contribution	—	—	—	—	(207)	—	475	268
Balance at December 31, 2024	8,183	$ 82	—	$ —	$ 74,334	$ 128,216	$ (36,710)	$ 165,922

See accompanying notes.

Saga Communications, Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Cash flows from operating activities:		
Net income	$ 3,460	$ 9,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,283	5,055
Deferred income tax (benefit) expense	(115)	385
Amortization of deferred costs	36	36
Compensation expense related to restricted stock awards	1,950	1,116
Provision for credit losses	983	—
Loss on sale of assets, net	1,048	120
(Gain) on insurance claims	(383)	—
Other (gain), net	(1,133)	(119)
Barter (revenue) expense, net	89	50
Deferred and other compensation	(230)	(100)
Changes in assets and liabilities, net of business acquisition:		
Decrease (increase) in receivables and prepaid expenses	1,263	(1,303)
Increase in accounts payable, accrued expenses, and other liabilities	1,521	639
Total adjustments	10,312	5,879
Net cash provided by operating activities	13,772	15,379
Cash flows from investing activities:		
Purchase of short-term investments	(19,660)	(20,728)
Redemption of short-term investments	20,728	20,723
Acquisition of property and equipment (Capital Expenditures)	(3,767)	(4,356)
Acquisition of broadcast properties	(5,711)	—
Proceeds from sale and disposal of assets	203	1,747
Proceeds from redemption of investments and other	1,526	—
Other investing activities	(3)	117
Net cash used in investing activities	(6,684)	(2,497)
Cash flows from financing activities:		
Proceeds from long-term debt	5,000	—
Cash dividends paid	(22,520)	(19,875)
Purchase of treasury shares	(290)	(227)
Net cash used in financing activities	(17,810)	(20,102)
Net decrease in cash and cash equivalents	(10,722)	(7,220)
Cash and cash equivalents, beginning of period	29,582	36,802
Cash and cash equivalents, end of period	$ 18,860	$ 29,582

See accompanying notes.

Saga Communications, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

Saga Communications, Inc. is a media company whose business is devoted to acquiring, developing and operating broadcast properties including opportunities complimentary to our core radio business including digital, e-commerce and non-traditional revenue initiatives. We currently own or operated eighty-two FM, thirty-one AM radio stations and seventy-nine metro signals, serving twenty-eight markets throughout the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Saga Communications, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our accounting estimates require the use of judgment as future events and the effect of these events cannot be predicted with certainty. The accounting estimates may change as new events occur, as more experience is acquired and as more information is obtained. We evaluate and update assumptions and estimates on an ongoing basis and may use outside experts to assist in the our evaluation, as considered necessary. Actual results may differ from estimates provided and there may be changes to those estimates in the future periods.

Concentration of Risk

Certain cash deposits with financial institutions may at times exceed FDIC insurance limits.

Our top five markets when combined represented 36% and 37% of our net operating revenue for the years ended years ended December 31, 2024 and 2023, respectively.

We sell advertising to local and national companies throughout the United States. We perform ongoing credit evaluations of our customers and generally do not require collateral. We maintain an allowance for credit losses at a level which we believe is sufficient to cover potential credit losses.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and time deposits with original maturities of three months or less. We did not have any time deposits at December 31, 2024 and 2023.

Financial Instruments

We account for marketable securities in accordance with ASC 320, "*Investments – Debt Securities,*" which require that certain debt securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading securities, and depending upon the classification, value the security at amortized cost or fair market value. At December 31, 2024 and 2023, we have recorded $8.9 million and $10.6 million, respectively, of held-to-maturity U.S. Treasury Bills at amortized cost basis that have a fair market value of $8.9 million and $10.6 million respectively. Our held-to-maturity U.S. Treasury Bills all have original maturity dates ranging from March 2025 to June 2025.

1. Summary of Significant Accounting Policies (Continued)

Our financial instruments are comprised of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and long-term debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The carrying value of long-term debt approximates fair value as it carries interest rates that either fluctuate with the secured overnight financing rate ("SOFR"), prime rate or have been reset at the prevailing market rate at December 31, 2024.

Allowance for Credit Losses

A provision for credit losses is recorded based on our judgment of the collectability of receivables. Amounts are written off when determined to be fully uncollectible. Delinquent accounts are based on contractual terms. The activity in the allowance for credit losses during the year ended December 31, 2024 and 2023 were as follows:

Year Ended	Balance at Beginning of Period	Charged to Costs and Expenses	Allowance From Acquisitions	Write Off of Uncollectible Accounts, Net of Recoveries	Balance at End of Period
			(in thousands)		
December 31, 2024	$ 618	$ 983	$ 18	$ (548)	$ 1,071
December 31, 2023	$ 519	$ 397	$ —	$ (298)	$ 618

Barter Transactions

Our radio stations trade air time for goods and services used principally for promotional, sales and other business activities. An asset and a liability are recorded at the fair market value of goods or services received. Barter revenue is recorded when commercials are broadcast, and barter expense is recorded when goods or services received are used.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. When property and equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. Depreciation is provided using the straight-line method based on the estimated useful life of the assets. We review our property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If the assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. We did not record any impairment of property and equipment during 2024 and 2023.

1. Summary of Significant Accounting Policies (Continued)

Property and equipment consisted of the following:

	Estimated Useful Life	December 31, 2024	2023
		(In thousands)	
Land and land improvements	—	$ 15,524	$ 15,239
Buildings	31.5 years	41,292	40,460
Towers and antennae	7-15 years	27,969	27,145
Equipment	3-15 years	55,647	54,747
Furniture, fixtures and leasehold improvements	7-20 years	8,314	7,907
Vehicles	5 years	2,807	2,767
		151,553	148,265
Accumulated depreciation		(99,646)	(96,860)
Net property and equipment		$ 51,907	$ 51,405

Depreciation expense for the years ended December 31, 2024 and 2023, was $5,013,000 and $5,013,000, respectively.

Intangible Assets

Intangible assets deemed to have indefinite useful lives, which include broadcast licenses and goodwill, are not amortized and are subject to impairment tests which are conducted as of October 1 of each year, or more frequently if impairment indicators arise.

We have 113 broadcast licenses serving 28 markets, which require renewal over the period of 2027-2030. In determining that the Company's broadcast licenses qualified as indefinite-lived intangible assets, management considered a variety of factors including our broadcast licenses may be renewed indefinitely at little cost; our broadcast licenses are essential to our business and we intend to renew our licenses indefinitely; we have never been denied the renewal of an FCC broadcast license nor do we believe that there will be any compelling challenge to the renewal of our broadcast licenses; and we do not believe that the technology used in broadcasting will be replaced by another technology in the foreseeable future. The weighted-average period before the next renewal of the Company's FCC licenses is 4.1 years.

Separable intangible assets that have finite lives are amortized over their useful lives using the straight-line method. Favorable lease agreements are amortized over the leases length, ranging from one to twenty-six years. Other intangibles are amortized over one to fifteen years. Customer relationships are amortized over three years.

Deferred Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the Credit Facility. During the years ended December 31, 2024 and 2023, we recognized interest expense related to the amortization of debt issuance costs of $36,000 and $36,000, respectively.

At December 31, 2024 and 2023 the net book value of debt issuance costs related to our line of credit was $94,000, and $130,000, respectively, and was presented in other intangibles, deferred costs and investments in our Consolidated Balance Sheets.

1. Summary of Significant Accounting Policies (Continued)

Leases

We determine whether a contract is or contains a lease at inception. The lease liabilities and right-of-use assets are recorded on the balance sheet for all leases with an expected term of at least one year, based on the present value of the lease payments using (1) the rate implicit in the lease or (2) our incremental borrowing rate ("IBR"). Our IBR is defined as the rate of interest we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. We follow the accounting guidance for leases, which includes the recognition of lease expense for leases on a straight-line basis over the lease term. See Note 13 – Commitments and Contingencies for more information on Leases.

Common Stock

Our founder and former Chairman, President, and CEO, Edward K. Christian, passed away on August 19, 2022. As of the date of his passing, Mr. Christian, who was also our principal shareholder, held approximately 65% of the combined voting power of the Company's Common Stock based on our Class B Common Stock (together with the Class A Common Stock, collectively, the "Common Stock") generally being entitled to ten votes per share. As a result, Mr. Christian was generally able to control the vote on most matters submitted to the vote of shareholders and, therefore, was able to direct our management and policies, except with respect to (i) the election of two Class A directors, (ii) those matters where the shares of our Class B Common Stock were only entitled to one vote per share, and (iii) other matters requiring a class vote under the provisions of our certificate of incorporation, bylaws or applicable law. Mr. Christian's passing resulted in the conversion of his Class B Shares into Class A Shares that were transferred to an estate planning trust that now owns approximately 14.6% of the common stock outstanding. As a result, we no longer have any shares of Class B Common Stock issued or outstanding.

Treasury Stock

In March 2013, our Board of Directors authorized an increase in the amount committed to our Stock Buy-Back Program (the "Buy-Back Program") from $60 million to $75.8 million. The Buy-Back Program allows us to repurchase our Class A Common Stock. As of December 31, 2024, we had remaining authorization of $17.7 million for future repurchases of our Class A Common Stock.

Repurchases of shares of our Common Stock are recorded as Treasury stock and result in a reduction of Shareholders' equity. During 2024 and 2023, we acquired 21,865 shares at an average price of $13.28 per share and 11,274 shares at an average price of $20.12 per share, respectively.

Revenue Recognition

Revenue from the sale of commercial broadcast time to advertisers is recognized when commercials are broadcast. Revenue is reported net of advertising agency commissions. Agency commissions, when applicable are based on a stated percentage applied to gross billing. All revenue is recognized in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 116, and The Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*.

1. Summary of Significant Accounting Policies (Continued)

Local Marketing Agreements

We have entered into Time Brokerage Agreements ("TBAs") or Local Marketing Agreements ("LMAs") in certain markets. In a typical TBA/LMA, the FCC licensee of a station makes available, for a fee, blocks of air time on its station to another party that supplies programming to be broadcast during that air time and sells its own commercial advertising announcements during the time periods specified. Revenue and expenses related to TBAs/LMAs are included in the accompanying Consolidated Statements of Income. Assets and liabilities related to the TBAs/LMAs are included in the accompanying Consolidated Balance Sheets.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. Such costs amounted to $1,595,000 and $1,705,000 for the years ended years ended December 31, 2024 and 2023, respectively.

Income Taxes

The provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is primarily dependent upon the generation of future taxable income. Our effective tax rate is higher than the federal statutory rate as a result of the inclusion of state taxes in the income tax amount offset by a permanent benefit difference primarily relating to executive compensation and the transfer of a split dollar life insurance policy to the estate of our former CEO that resulted in a permanent difference between book and taxable income.

Dividends

The Company currently intends to declare regular quarterly cash dividends, we well as variable dividends in accordance with the terms of our variable dividend policy. The Company may also declare special dividends in future periods. The declaration and payment of any future dividend, whether fixed, special or based on the variable policy will remain at the full discretion of the Board and will depend on the Company's financial results, cash requirements, future expectations and other pertinent factors.

During 2024, the Company's Board of Directors has declared four quarterly cash dividends and a variable dividend on its Class A Common Stock. These dividends totaling $1.60 per share and approximately $10.0 million were paid during 2024.

During 2023, the Company's Board of Directors declared four quarterly cash dividends and one special dividend on its Class A Common Stock. These dividends totaling $3.00 per share and approximately $18.6 million were accrued or paid during 2023.

Stock-Based Compensation

Stock-based compensation cost for stock option awards is estimated on the date of grant using a Black-Scholes valuation model and is expensed on a straight-line method over the vesting period of the options. Stock-based compensation expense is recognized net of estimated forfeitures. The fair value of restricted stock awards is determined based on the closing market price of our Class A Common Stock on the grant date and is adjusted at each reporting date based on the amount of shares ultimately expected to vest. See Note 8 — Stock-Based Compensation for further details regarding the expense calculated under the fair value based method.

Saga Communications, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies (Continued)

Segments

We serve twenty-eight radio markets (reporting units) that aggregate into one operating segment (Radio), which also qualifies as a reportable segment. We operate under one reportable business segment for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance. The Company's Chief Executive Officer is our Chief Operating Decision Maker ("CODM") and evaluates the results of the radio operating segment and makes operating and capital investment decisions based at the Company level. Furthermore, technological enhancements and system integration decisions are reached at the Company level and applied to all markets rather than to specific or individual markets to ensure that each market has the same tools and opportunities as every other market. Managers at the market level do not report to the CODM and instead report to other senior management, who are responsible for the operational oversight of radio markets and for communication of results to the CODM. In 2024, we adopted ASU 2023-07, which requires expanded disclosure of significant segment expenses and other segment items on an annual and interim basis. The CODM is regularly provided with financial information consistent with the Consolidated Statement of Income presented within. Specifically, the CODM utilizes consolidated operating income as profitability measures for purposes of marking operating decisions and assessing financial performance. Further, the CODM reviews and utilizes station operating expense and corporate general and administrative expenses at the consolidated level to manage the Company's operations. As a result of the adoption of ASU 2023-07, we have expanded our disclosures to include significant expenses within our station operating expense line on our Consolidated Statement of Income below. Other segment items included in the consolidated net income are interest expense, interest income, other (income) expenses, net and income tax (benefit) expense, which are reflected in the Consolidated Statement of Income. We continually review our operating segment classification to align with operational changes in our business and may make changes as necessary.

Significant departmental expenses included in station operating expense for the years ended December 31, 2024 and December 31, 2023 are as follows:

	Years Ended December 31,	
	2024	**2023**
	(In thousands, except per share data)	
Programming and Technical	$ 29,926	$ 28,301
Station General and Administrative	28,080	27,636
Selling	23,472	23,042
Interactive	6,615	5,483
Other [1]	8,812	8,468
Station Operating Expense	$ 96,905	$ 92,930

[1] Other includes production and news departments, advertising and promotional expense and station depreciation and amortization.

Earnings Per Share

Earnings per share is calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security. We have participating securities related to restricted stock units, granted under our Second Amended and Restated 2005 Incentive Compensation Plan and our 2023 Incentive Compensation Plan, that earn dividends on an equal basis with common shares. In applying the two-class method, earnings are allocated to both common shares and participating securities.

1. Summary of Significant Accounting Policies (Continued)

The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,	
	2024	2023
	(In thousands, except per share data)	
Numerator:		
Net income	$ 3,460	$ 9,500
Less: Income allocated to unvested participating securities	111	149
Net income available to common shareholders	$ 3,349	$ 9,351
Denominator:		
Denominator for basic earnings per share — weighted average shares	6,075	6,045
Effect of dilutive securities:		
Common stock equivalents	—	—
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	6,075	6,045
Earnings per share:		
Basic	$ 0.55	$ 1.55
Diluted	$ 0.55	$ 1.55

There were no stock options outstanding that had an antidilutive effect on our earnings per share calculation for the years ended years ended December 31, 2024 and 2023, respectively. The actual effect of these shares, if any, on the diluted earnings per share calculation will vary significantly depending on fluctuations in the stock price.

Recent Accounting Pronouncements

New Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires expanded disclosure of significant segment expenses and other segment items on an annual and interim basis. ASU 2023-07 is effective for us for annual periods beginning after January 1, 2024 and interim periods beginning after January 1, 2025. The Company adopted this standard in the fourth quarter of 2024. The adoption of ASU-2023-07 did not have a significant impact on the Company's financial results and operations but did add incremental financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires expanded disclosure of our income rate reconciliation and income taxes paid. ASU 2023-09 is effective for us for annual periods beginning after January 1, 2025. We are currently evaluating the impact ASU 2023-09 will have on our financial statement disclosures.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (DISE)" ("ASU 2024-03"), which requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses on an annual and interim basis. In January 2024, the FASB issued ASU 2025-01 clarifying the effective date for ASU-2024-03. ASU 2024-03 is effective for us for annual periods beginning January 1, 2027 and interim periods beginning after January 1, 2028. We are currently evaluating the impact ASU 2024-03 will have on our financial statement disclosures.

2. Revision of Previously Issued Consolidated Financial Statements

The Company previously presented certain interactive or digital revenue net of expenses to third-party providers. After further review of the principal versus agent guidance in ASC 606, the Company determined it was acting as the principal and therefore should be presenting that digital revenue gross and including the expenses to third-party providers in station operating expense. Included in the adjustments below is the reclassification of these expenses out of net revenue and into station operating expense for the years ended December 31, 2024 and 2023 and the quarterly and year to date information for each quarter in 2023 and for the first three quarters in 2024.

In order to assess materiality with respect to the adjustments, the Company considered Staff Accounting Bulletin ("SAB") 99, Materiality and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements, and determined that the impact of the adjustments on prior period consolidated financial statements was immaterial. These reclassifications, both individually and in the aggregate, had no impact to previously reported retained earnings, operating income (loss), income (loss) before income tax expense, net income (loss), earnings (loss) per share, cash flows from operations, investing or financing activities, or the timing of cash payments for income taxes.

The impact of the adjustments on our Consolidated Statements of Income for the nine months ended September 30, 2024 and the year ended December 31, 2023 and previously reported interim periods within those periods is as follows:

	Three Months Ended March 31, 2024			Three Months Ended March 31, 2023		
	(Unaudited) (in thousands)					
	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised
Net operating revenue	$ 24,664	$ 630	$ 25,294	$ 25,304	$ 608	$ 25,912
Station operating expenses	22,981	630	23,611	21,703	608	22,311
Corporate G&A	3,129	—	3,129	2,616	—	2,616
Other operating expense, net	971	—	971	80	—	80
Operating income (loss)	$ (2,417)	$ —	$ (2,417)	$ 905	$ —	$ 905

	Three Months Ended June 30, 2024			Three Months Ended June 30, 2023		
	(Unaudited) (in thousands)					
	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised
Net operating revenue	$ 28,742	$ 974	$ 29,716	$ 29,175	$ 792	$ 29,967
Station operating expenses	23,544	974	24,518	22,407	792	23,199
Corporate G&A	3,049	—	3,049	2,472	—	2,472
Other operating expense, net	6	—	6	—	—	—
Operating income	$ 2,143	$ —	$ 2,143	$ 4,296	$ —	$ 4,296

	Six Months Ended June 30, 2024			Six Months Ended June 30, 2023		
	(Unaudited) (in thousands)					
	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised
Net operating revenue	$ 53,406	$ 1,604	$ 55,010	$ 54,479	$ 1,400	$ 55,879
Station operating expenses	46,525	1,604	48,129	44,110	1,400	45,510
Corporate G&A	6,178	—	6,178	5,088	—	5,088
Other operating expense, net	977	—	977	80	—	80
Operating income (loss)	$ (274)	$ —	$ (274)	$ 5,201	$ —	$ 5,201

2. Revision of Previously Issued Consolidated Financial Statements (Continued)

	Three Months Ended September 30, 2024			Three Months Ended September 30, 2023		
	(Unaudited) (in thousands)					
	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised
Net operating revenue	$ 28,118	$ 576	$ 28,694	$ 29,149	$ 707	$ 29,856
Station operating expenses	23,458	576	24,034	22,760	707	23,467
Corporate G&A	2,966	—	2,966	2,852	—	2,852
Other operating expense, net	49	—	49	45	—	45
Operating income	$ 1,645	$ —	$ 1,645	$ 3,492	$ —	$ 3,492

	Nine Months Ended September 30, 2024			Nine Months Ended September 30, 2023		
	(Unaudited) (in thousands)					
	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised	As Previously Reported on Form 10-Q	Digital Expense Reclassification	As Revised
Net operating revenue	$ 81,524	$ 2,180	$ 83,704	$ 83,628	$ 2,107	$ 85,735
Station operating expenses	69,983	2,180	72,163	66,870	2,107	68,977
Corporate G&A	9,144	—	9,144	7,940	—	7,940
Other operating expense, net	1,026	—	1,026	125	—	125
Operating income	$ 1,371	$ —	$ 1,371	$ 8,693	$ —	$ 8,693

	Twelve Months Ended December 31, 2023		
	(in thousands)		
	As Previously Reported on Form 10-K	Digital Expense Reclassification	As Revised
Net operating revenue	$ 112,773	$ 2,731	$ 115,504
Station operating expenses	90,199	2,731	92,930
Corporate G&A	10,966	—	10,966
Other operating expense (income), net	120	—	120
Operating income (loss)	$ 11,488	$ —	$ 11,488

3. Revenue

Nature of goods and services

The following is a description of principal activities from which we generate our revenue:

Broadcast Advertising Revenue

Our primary source of revenue is from the sale of advertising for broadcast on our stations. We recognize revenue from the sale of advertising as performance obligations are satisfied upon airing of the advertising; therefore, revenue is recognized at a point in time when each advertising spot is transmitted. Agency commissions are calculated based on a stated percentage applied to gross billing revenue for our advertising inventory placed by agency and are reported as a reduction of advertising revenue.

3. **Revenue (Continued)**

Interactive Advertising Revenue

We recognize revenue from our digital initiatives across multiple platforms such as targeted display advertising, search engine management, search engine optimization, online promotions, advertising on our online news sites and websites and digital audio streams, mobile messaging, email marketing and other e-commerce. Revenue is recorded when each specific performance obligation in the digital advertising campaign takes place, typically within a one month period. Digital audio stream revenue is recognized when the commercial spots have streamed. Third-party products such as targeted display advertising are recognized over time as digital items are used for advertising content and impression targets are met each month. The Company assesses each digital order to determine if the Company is operating as the principal or an agent. The Company currently operates as the principal for interactive revenue.

Other Revenue

Other revenue includes revenue from concerts, promotional events, tower rent and other miscellaneous items. Revenue is generally recognized when the event is completed, as the promotional events are completed or as each performance obligation is satisfied.

Disaggregation of Revenue

The following table presents revenues disaggregated by revenue source:

	Years Ended December 31,	
	2024	**2023**
	(in thousands)	
Types of Revenue		
Broadcast Advertising Revenue, net	$ 89,740	$ 94,228
Digital Advertising Revenue	14,221	12,354
Other Revenue	8,958	8,922
Net Revenue	$ 112,919	$ 115,504

Contract Liabilities

Payments from our advertisers are generally due within 30 days although certain advertisers are required to pay in advance. When an advertiser pays for the services in advance of the performance obligations these prepayments are contract liabilities. Typical contract liabilities relate to prepayments for advertising spots not yet run; prepayments from sponsors for events that have not yet been held; and gift cards sold on our websites used to finance a broadcast advertising campaign. Generally all contract liabilities are expected to be recognized within one year and are included in accounts payable in the Company's Consolidated Financial Statements and are immaterial.

Transaction Price Allocated to the Remaining Performance Obligations

As the majority of our contracts are one year or less, we have utilized the optional exemption under ASC 606-10-50-14 and will not disclose information about the remaining performance obligations for contracts which have original expected durations of one year or less.

4. **Broadcast Licenses, Goodwill and Other Intangible Assets**

We evaluate our FCC licenses for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We operate our broadcast licenses in each market as a single asset and determine the fair value by relying on a discounted cash flow approach assuming a start-up scenario in which the only

4. Broadcast Licenses, Goodwill and Other Intangible Assets (Continued)

assets held by an investor are broadcast licenses. The fair value calculation contains assumptions incorporating variables that are based on past experiences and judgments about future operating performance using industry normalized information for an average station within a market. These variables include, but are not limited to: (1) the forecasted growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) the estimated available advertising revenue within the market and the related market share and profit margin of an average station within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) terminal values. If the carrying amount of FCC licenses is greater than their estimated fair value in a given market, the carrying amount of FCC licenses in that market is reduced to its estimated fair value.

We also evaluate goodwill for impairment annually, or more frequently if certain circumstances are present. The Company has one reporting unit for purposes of goodwill impairment testing. In 2024, the income approach was used and it is based upon a discounted cash flow analysis incorporating significant assumptions such as projected revenues including a projected long-term growth rate, projected operating margins, projected general and administrative expenses, and a discount rate appropriate for the industry.   In 2023, we utilized the market approach. Under each approach, if the fair value of our reporting unit is less than the carrying amount, the Company will recognize an impairment charge for the amount by which the carrying amount exceeds our reporting unit's fair value. The loss recognized will not exceed the total amount of goodwill allocated to our reporting unit.

We evaluate amortizable intangible assets for recoverability when circumstances indicate impairment may have occurred, using an undiscounted cash flow methodology. If the future undiscounted cash flows for the intangible asset are less than net book value, then the net book value is reduced to the estimated fair value. Amortizable intangible assets are included in other intangibles, deferred costs and investments in the consolidated balance sheets.

Broadcast Licenses

We have recorded the changes to broadcast licenses for the years ended December 31, 2024 and 2023 as follows:

	Total
	(in thousands)
Balance at January 1, 2023	$ 90,307
Disposals	(67)
Balance at December 31, 2023	$ 90,240
Acquisitions	2,150
Disposals	(893)
Balance at December 31, 2024	$ 91,497

2024 Impairment Test

We completed our impairment annual impairment test of broadcast licenses during the fourth quarter of 2024 and determined that the fair value of the broadcast licenses was greater than the carrying value recorded for each of our markets and, accordingly, no impairment was recorded.

The following table reflects certain key estimates and assumptions used in the impairment tests during the fourth quarter ended 2024 and the fourth quarter of 2023. The ranges for operating profit margin and market long-term revenue growth rates vary by market. In general, when comparing between 2024 and 2023: (1) the market specific operating profit margin range remained relatively consistent; (2) the market long-term revenue growth rates decreased slightly; (3)

4. Broadcast Licenses, Goodwill and Other Intangible Assets (Continued)

the discount rate decreased from 2023; and (4) current year revenue projections decreased with amounts previously projected for 2024.

	Fourth Quarter 2024	Fourth Quarter 2023
Discount rates	9.0 %	10 %
Operating profit margin ranges	17.8% - 36.4 %	17.8% - 36.4 %
Market long-term revenue growth rates	0.5% - 1.5 %	1.0% - 2.0 %

If actual market conditions are less favorable than those estimated by us or if events occur or circumstances change that would reduce the fair value of our broadcast licenses below the carrying value, we may be required to recognize additional impairment charges in future periods. Such a charge could have a material effect on our consolidated financial statements. We will continue to monitor potential triggering events and perform the appropriate analysis when deemed necessary.

2023 Impairment Test

During the fourth quarter of 2023, we completed our annual impairment test of broadcast and determined that the fair value of the broadcast licenses was greater than the carrying value recorded for each of our markets and, accordingly, no impairment was recorded.

Goodwill

During the fourth quarter of 2024 and 2023, the Company performed its annual impairment test of goodwill in accordance with ASC 350 and determined that the fair value was in excess of its carrying value and, accordingly, no impairment was recorded.

The following table reflects certain key estimates and assumptions used in the impairment tests during the fourth quarter ended 2024:

Discount rate	9.0 %
Operating profit margin ranges	19.7% - 27.0 %
Long-term revenue growth rate	1.2 %

If actual market conditions are less favorable than those estimated by us or if events occur or circumstances change that would reduce the fair value of our broadcast licenses below the carrying value, we may be required to recognize additional impairment charges in future periods. Such a charge could have a material effect on our consolidated financial statements. We will continue to monitor potential triggering events and perform the appropriate analysis when deemed necessary.

4. Broadcast Licenses, Goodwill and Other Intangible Assets (Continued)

We have recorded the changes to goodwill for each of the years ended December 31, 2024 and 2023 as follows:

	Total
	(in thousands)
Balance at January 1, 2023	$ 19,236
Acquisitions	—
Balance at December 31, 2023	$ 19,236
Acquisitions	76
Disposals	(83)
Balance at December 31, 2024	$ 19,229

Other Intangible Assets

We have recorded amortizable intangible assets at December 31, 2024 as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
		(In thousands)	
Non-competition agreements	$ 3,861	$ 3,861	$ —
Favorable lease agreements	5,965	5,679	286
Customer relationships	5,560	4,860	700
Other intangibles	2,001	1,857	144
Total amortizable intangible assets	$ 17,387	$ 16,257	$ 1,130

We have recorded amortizable intangible assets at December 31, 2023 as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Amount
		(In thousands)	
Non-competition agreements	$ 3,861	$ 3,861	$ —
Favorable lease agreements	5,965	5,652	313
Customer relationships	4,660	4,660	—
Other intangibles	1,844	1,811	33
Total amortizable intangible assets	$ 16,330	$ 15,984	$ 346

Aggregate amortization expense for these intangible assets for the years ended years ended December 31, 2024 and 2023, was $270,000 and $42,000, respectively. Our estimated annual amortization expense for the years ending December 31, 2025, 2026, 2027, 2028 and 2029 is $389,000, $388,000, $133,000, $31,000 and $26,000, respectively.

5. **Long-Term Debt**

Long-term debt consisted of the following:

	December 31, 2024	December 31, 2023
	(In thousands)	
Revolving credit facility	$ 5,000	$ —
Amounts payable within one year	—	—
	$ 5,000	$ —

Future maturities of long-term debt are as follows:

Year Ending December 31,	Amount
	(In thousands)
2025	$ —
2026	—
2027	5,000
2028	—
2029	—
Thereafter	—
	$ 5,000

On December 19, 2022, we entered into a Third Amendment to our Credit Facility, (the "Third Amendment"), which extended the maturity date to December 19, 2027, reduced the lenders to JPMorgan Chase Bank, N.A., and the Huntington National Bank (collectively, the "Lenders"), established an interest rate equal to the secured overnight financing rate ("SOFR") as administered by the SOFR Administrator (currently established as the Federal Reserve Bank of New York) as the interest base and increased the basis points.

We have pledged substantially all of our assets (excluding our FCC licenses and certain other assets) in support of the Credit Facility and each of our subsidiaries has guaranteed the Credit Facility and has pledged substantially all of their assets (excluding their FCC licenses and certain other assets) in support of the Credit Facility.

Approximately $266,000 of debt issuance costs related to the Credit Facility were capitalized and are being amortized over the life of the Credit Facility. These debt issuance costs are included in other assets, net in the consolidated balance sheets. As a result of the Second Amendment, we incurred an additional $120,000 of transaction fees related to the Credit Facility that were capitalized. As a result of the Third Amendment, the Company incurred an additional $161,000 of transaction fees related to the Credit Facility that were capitalized. The cumulative transaction fees are being amortized over the remaining life of the Credit Facility.

Interest rates under the Credit Facility are payable, at our option, at alternatives equal to SOFR (4.49% at December 31, 2024), plus 1% to 2% or the base rate plus 0% to 1%. The spread over SOFR and the base rate vary from time to time, depending upon our financial leverage. Letters of credit issued under the Credit Facility will be subject to a participation fee (which is equal to the interest rate applicable to Eurocurrency Loans, as defined in the Credit Agreement) payable to each of the Lenders and a fronting fee equal to 0.25% per annum payable to the issuing bank. Under the Third Amendment, we now pay quarterly commitment fees of 0.25% per annum on the unused portion of the

5. Long-Term Debt (Continued)

Credit Facility. We previously paid quarterly commitment fees of 0.2% to 0.3% per annum on the unused portion of the Revolving Credit Facility.

The Credit Facility contains a number of financial covenants (all of which we were in compliance with at December 31, 2024) which, among other things, require us to maintain specified financial ratios and impose certain limitations on us with respect to investments, additional indebtedness, dividends, distributions, guarantees, liens and encumbrances.

We had approximately $45 million and $50 million unused borrowing capacity under the Revolving Credit Facility at December 31, 2024 and 2023, respectively.

6. Supplemental Cash Flow Information

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Cash paid during the period for:		
Interest	$ 315	$ 100
Income taxes	$ 1,608	$ 2,790
Non-cash transactions:		
Barter revenue	$ 2,442	$ 2,402
Barter expense	$ 2,531	$ 2,452
Acquisition of property and equipment	$ —	$ 55
Use of treasury shares for 401(k) match	$ 268	$ 256

7. Income Taxes

An income tax expense of $1,110,000 was recorded for the year ended December 31, 2024 compared to income tax expense of $3,375,000 for the year ended December 31, 2023. The effective tax rate was approximately 24.3% for the year ended December 31, 2024 compared to 26.2% for the year ended December 31, 2023. The 2024 year to date tax rate was impacted by the transfer of a split dollar life insurance policy in the fourth quarter valued at $1 million to the estate of our previous CEO in accordance with his employment agreement that was a permanent benefit difference between our book and taxable income.

7. Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
	2024	2023
	(In thousands)	
Deferred tax liabilities:		
Property and equipment	$ 3,852	$ 3,976
Intangible assets	23,377	23,006
Right of use assets	1,803	1,815
Prepaid expenses	470	490
Total deferred tax liabilities	29,502	29,287
Deferred tax assets:		
Allowance for credit losses	194	81
Compensation	1,259	1,107
Lease liability	1,890	1,907
Other accrued liabilities	152	70
	3,495	3,165
Less: valuation allowance	—	—
Total net deferred tax assets	3,495	3,165
Net deferred tax liabilities	$ 26,007	$ 26,122
Current portion of deferred tax assets	$ 628	$ 279
Non-current portion of deferred tax liabilities	(26,635)	(26,401)
Net deferred tax liabilities	$ (26,007)	$ (26,122)

Deferred tax assets are required to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. At December 31, 2024 and December 31, 2023, we do not have a valuation allowance for net deferred tax assets.

At December 31, 2024 and 2023, net deferred tax liabilities include a deferred tax asset of $3,495,000 and $3,165,000, respectively, relating to deferred compensation, stock-based compensation expense, accrued compensation, lease liabilities, the allowance for credit losses, and other accrued expenses.

The significant components of the provision for income taxes are as follows:

	Years Ended December 31,	
	2024	2023
	(In thousands)	
Current:		
Federal	$ 940	$ 2,240
State	285	750
Total current	1,225	2,990
Total deferred	(115)	385
Total Income Tax Provision	$ 1,110	$ 3,375

7. Income Taxes (Continued)

The reconciliation of income tax at the U.S. federal statutory tax rates to income tax expense (benefit) is as follows:

	Years Ended December 31,	
	2024	**2023**
	(In thousands)	
Tax expense (benefit) at U.S. statutory rates.	$ 951	$ 2,694
State tax expense, net of federal benefit	270	637
Tax benefit on executive compensation.	(134)	44
Tax expense on deficit from restricted stock vesting	167	52
Tax benefit from dividends paid on restricted stock.	(144)	(52)
	$ 1,110	$ 3,375

The 2024 effective tax rate exceeds the federal statutory rate primarily due to the inclusion of state taxes in the income tax amount offset by a permanent benefit difference primarily relating to executive compensation and the transfer of a split dollar life insurance policy to the estate of our former CEO that resulted in a permanent difference between book and taxable income. The 2023 effective tax rates exceed the federal statutory rate primarily due to non-deductible compensation related expenses and state income taxes.

The Company files income taxes in the U.S. federal jurisdiction, and in various state and local jurisdictions. The Company is no longer subject to U.S. federal examinations by the Internal Revenue Service (IRS) for years prior to 2021. The Company is subject to examination for income and non-income tax filings in various states and are currently undergoing an examination of our U.S. Federal Income tax return for 2022.

As of December 31, 2024, and 2023 there were no accrued balances recorded related to uncertain tax positions.

We classify income tax-related interest and penalties that are related to income tax liabilities as a component of income tax expense. For the year ended December 31, 2024 and 2023, we had $2,000 and $-, respectively, in tax-related interest and penalties and had $0 accrued at December 31, 2024 and 2023.

Saga Communications, Inc.

Notes to Consolidated Financial Statements

8. Stock-Based Compensation

2005 Incentive Compensation Plan

On May 13, 2019 our shareholders approved an amendment to the Second Amended and Restated Saga Communications, Inc. 2005 Incentive Compensation Plan (as amended, "The Second Restated 2005 Plan"). This plan was first approved in 2005, and subsequently re-approved in 2010 and 2013. The amendment to the Second Restated 2005 Plan (i) extended the date for making awards to September 6, 2023 and (ii) increased the number of authorized shares under the Plan by 90,000 shares of Class B Common Stock. The Second Restated 2005 Plan allowed for the granting of restricted stock, restricted stock units, incentive stock options, nonqualified stock options, and performance awards to eligible employees and non-employee directors.

The number of shares of Common Stock that was allowed to be issued under the Second Restated 2005 Plan may not exceed 370,000 shares of Class B Common Stock, 990,000 shares of Class A Common Stock of which up to 620,000 shares of Class A Common Stock were to be issued pursuant to incentive stock options and 370,000 Class A Common Stock were to be issued upon conversion of Class B Common Stock. Awards denominated in Class A Common Stock were to be granted to any employee or director under the Second Restated 2005 Plan. Upon the passing of Mr. Christian, we no longer have any holders of Class B Common Stock, as those awards denominated in Class B Common Stock were only able to be granted to Mr. Christian. Stock options granted under the Second Restated 2005 Plan were to be for terms not exceeding ten years from the date of grant and could not be exercised at a price which was less than 100% of the fair market value of shares at the date of grant.

2023 Incentive Compensation Plan

On May 8, 2023 our shareholders approved the 2023 Incentive Compensation Plan (the "2023 Plan"). The 2023 Plan replaces the Second Restated 2005 Plan. The Board of Directors does not intend to make any further awards under the Second Restated 2005 Plan. However, each outstanding award under the Second Restated 2005 Plan will remain outstanding under the Second Restated 2005 Plan and will continue to be governed under its terms and any applicable award agreement. The 2023 Plan allows for the granting of restricted stock, restricted stock units, incentive stock options, nonqualified stock options, and performance awards, including cash to eligible employees and non-employee directors of the Company and its subsidiaries. The number of shares of Common Stock that may be issued under the 2023 Plan may not exceed 600,000 shares of Class A Common Stock.

Stock-Based Compensation

Our stock-based compensation expense is measured and recognized for all stock-based awards to employees using the estimated fair value of the award. Compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award. For these awards, we have recognized compensation expense using a straight-line amortization method. Accounting guidance requires that stock-based compensation expense be based on awards that are ultimately expected to vest; therefore stock-based compensation has been adjusted for estimated forfeitures. When estimating forfeitures, we consider voluntary termination behaviors as well as trends of actual option forfeitures.

All stock options were fully vested and expensed at December 31, 2012, therefore there was no compensation expense related to stock options for the years ended December 31, 2024 and 2023. We calculated the fair value of each option award on the date of grant using the Black-Scholes option pricing model. The estimated expected volatility, expected term of options and estimated annual forfeiture rate were determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant.

8. Stock-Based Compensation (Continued)

There were no options granted during 2024 and 2023 and there were no stock options outstanding as of December 31, 2024.

The following summarizes the restricted stock transactions for the year ended December 31:

	Shares		Weighted Average Grant Date Fair Value
Outstanding at January 1, 2023	91,120	$	27.15
Granted	139,633		20.41
Vested	(37,224)		26.74
Forfeited/canceled/expired	—		—
Outstanding at December 31, 2023	193,529	$	22.36
Granted	177,634		11.86
Vested	(85,321)		22.94
Forfeited/canceled/expired	(1,040)		23.07
Non-vested and outstanding at December 31, 2024	284,802	$	15.64
Weighted average remaining contractual life (in years)	2.3		

The weighted average grant date fair value of restricted stock that granted during 2024 and 2023 was $2,107,000 and $2,850,000, respectively. The net value of unrecognized compensation cost related to unvested restricted stock awards aggregated $4,264,000 and $4,132,000 at December 31, 2024 and 2023, respectively.

For the years ended December 31, 2024 and 2023 we had $1,950,000 and $1,116,000, respectively, of total compensation expense related to restricted stock-based arrangements. The expense is included in corporate general and administrative expenses in our results of operations. The associated tax benefit recognized for the years ended December 31, 2024 and 2023 was $513,000 and $294,000, respectively.

9. **Employee Benefit Plans**

401(k) Plan

We have a defined contribution pension plan ("401(k) Plan") that covers substantially all employees. Employees can elect to have a portion of their wages withheld and contributed to the plan. The 401(k) Plan also allows us to make a discretionary contribution. Total administrative expense under the 401(k) Plan was $1,000 and $0 in 2024 and 2023, respectively. The Company's discretionary contribution to the plan was approximately $291,000 and $268,000 for the years ended December 31, 2024 and 2023, respectively.

Deferred Compensation Plan

In 1999 we established a Nonqualified Deferred Compensation Plan which allows officers and certain management employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred and any earnings thereon. Deferred compensation expense for the years ended December 31, 2024 and 2023 was $332,000 and $226,000, respectively. We invest in company-owned life insurance policies to assist in funding these programs. The cash surrender values of these policies are in a rabbi trust and are recorded as our assets.

Split Dollar Officer Life Insurance

We provide split dollar insurance benefits to certain executive officers and record an asset equal to the cumulative premiums paid on the related policies, as we will fully recover these premiums under the terms of the plan. We retain a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

10. **Acquisitions and Dispositions**

The consolidated statements of income include the operating results of the acquired stations from their respective dates of acquisition. All acquisitions were accounted for as purchases and, accordingly, the total purchase consideration was allocated to the acquired assets and assumed liabilities based on their estimated fair values as of the acquisition dates. The excess of the consideration paid over the estimated fair value of net assets acquired have been recorded as goodwill. The Company accounts for acquisition under the provisions of FASB ASC Topic 805, *Business Combinations*.

Management assigned fair values to the acquired property and equipment through a combination of cost and market approaches based upon each specific asset's replacement cost, with a provision for depreciation, and to the acquired intangibles, primarily an FCC license, based on the Greenfield valuation methodology, a discounted cash flow approach.

10. Acquisitions and Dispositions (Continued)

2024 Acquisitions and Dispositions

On February 13, 2024, we entered into an agreement to purchase the assets of WKOA (FM), WKHY (FM), WASK (FM), WXXB (FM), WASK (AM) and W269DJ from Neuhoff Communications, Inc. serving the Greater Lafayette, Indiana radio market for $5.3 million, subject to certain purchase price adjustments. The Company closed on this transaction on May 31, 2024, using funds from operations and borrowings under our credit agreement, of $5,832,000, which included the purchase price of $5,300,000, the purchase of $499,000 in accounts receivable and transactional costs of approximately $121,000 offset by $88,000 in certain closing adjustments. Management attributes the goodwill recognized in the acquisition to the power of the existing brands in Lafayette, Indiana as well as synergies and growth opportunities expected through the combination with the Company's existing stations. The $76,000 allocated to goodwill is deductible for tax purposes. The fair value of the property and equipment was estimated using cost and market approaches. The fair value of the FCC license was estimated using the discounted cash flow method. Goodwill was equal to the amount the purchase price exceeded the values allocated to the tangible and identifiable intangible assets. The Company finalized the fair value of the FCC license and goodwill during the fourth quarter of 2024 from the initial estimated after final determination of key assumptions used in the discounted cash flow analysis. The key assumptions used in the discounted cash flow analysis for the fair value of the FCC license were as follows:

Discount rate	9.5 %
Operating profit margin ranges	27.5 %
Market long-term revenue growth rates	0.5 %

On May 31, 2024, we closed on an agreement to sell WNDN-FM located in our Ocala-Gainesville, Florida market to Suncoast Radio, Inc. for $150,000. We recorded a $20,000 loss on the sale in our other operating (income) expense, net line on our Consolidated Statement of Operations.

On March 29, 2024, we closed on an agreement to sell WYSE-AM, W275CP translator and W248CM translator located in our Asheville, North Carolina market to EZ Radio LLC for $10,000. We recorded a $147,000 loss on the sale in our other operating (income) expense, net line item on our Consolidated Statement of Operations.

On March 22, 2024, we submitted a request to the FCC to cancel our FCC license for KBAI-AM located in our Bellingham, Washington market. We recorded an $800,000 loss on the disposal in our other operating (income) expense, net line item on our Consolidated Statement of Operations.

2023 Dispositions

On February 28, 2023, we closed on an agreement to sell WPVQ-AM located in our Greenfield, Massachusetts market to Hampden Communications Corp for $2,000. We recorded a $43,000 loss on the sale in our other operating (income) expense, net line item on our Consolidated Statement of Operations.

On March 20, 2023, we submitted a request to the FCC to cancel our FCC license for WHMQ-AM located in our Greenfield, Massachusetts market. We recorded a $22,000 loss on the disposal in our other operating (income) expense, net line items in our Consolidated Statement of Operations.

Saga Communications, Inc.

Notes to Consolidated Financial Statements

10. Acquisitions and Dispositions (Continued)

Condensed Consolidated Balance Sheet of 2024 and 2023 Acquisitions:

The following condensed balance sheets represent the estimated fair value assigned to the related assets and liabilities of the 2024 and 2023 acquisitions at their respective acquisition dates. The allocation of the purchase price for the 2024 acquisition is final at December 31, 2024.

Condensed Consolidated Balance Sheet of 2024 and 2023 Acquisitions

| | Acquisitions in | |
| | 2024 | 2023 |
	(In thousands)	
Assets Acquired:		
Current assets	$ 534	$ —
Property and equipment	2,035	—
Other assets:		
Broadcast licenses	2,150	—
Goodwill	76	—
Other intangibles, deferred costs and investments	1,044	—
Total other assets	3,270	—
Total assets acquired	5,839	—
Liabilities Assumed:		
Current liabilities	128	—
Total liabilities assumed	128	—
Net assets acquired	$ 5,711	$ —

10. Acquisitions and Dispositions (Continued)

Pro Forma Results of Operations for Acquisitions (Unaudited)

The following unaudited pro forma results of our operations for the years ended December 31, 2024 and 2023 assume the 2024 acquisitions occurred as of January 1, 2023. The pro forma results give effect to certain adjustments, including depreciation, amortization of intangible assets, increased interest expense on acquisition debt and related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to indicate the results of operations that would actually have occurred had the combinations been in effect on the dates indicated or which may occur in the future.

	Years Ended December 31,	
	2024	**2023**
	(In thousands, except per share data)	
Pro forma Consolidated Results of Operations		
Net operating revenue	$ 114,087	$ 118,764
Station operating expense	98,049	95,688
Corporate general and administrative	12,611	10,966
Other operating expense (income), net	1,048	120
Operating income	2,379	11,990
Interest expense	479	488
Interest income	(1,047)	(1,441)
Other income, net	(1,516)	(119)
Income before income tax expense	4,463	13,062
Income tax expense (benefit)		
Current	1,200	3,015
Deferred	(119)	389
	1,081	3,404
Net income	$ 3,382	$ 9,658
Earnings per share:		
Basic	$ 0.54	$ 1.57
Diluted	$ 0.54	$ 1.57

11. Related Party Transactions

Mr. Christian's Employment Agreement

On January 25, 2022, we entered into a third amendment (the "2022 Amendment") to the employment agreement with Edward K. Christian dated June 1, 2011 (the "2011 employment agreement"), which had previously been amended on February 12, 2016 (the "2016 amendment") and on February 26, 2019 (the "2019 amendment"). The 2011 employment agreement, as amended by the 2016 amendment, the 2019 amendment, and the 2022 amendment, is referred to herein as the "amended 2011 employment agreement." The 2022 amendment extended Mr. Christian's employment with the Company from March 31, 2025 to March 31, 2027 and made certain changes to the 2011 employment agreement to cause it to be compliant with Section 409A of the Internal Revenue Code. Pursuant to the amended 2011 employment agreement, we paid Mr. Christian a salary at the rate of $860,000 per year, adjusted as discussed in the next paragraph below. Mr. Christian was permitted to defer any or all of his annual salary. Additionally, the Company was authorized to pay for Mr. Christian's tax preparation services on an annual basis, the amount of which was subject to income tax as additional compensation.

11. Related Party Transactions (Continued)

Pursuant to the 2011 employment agreement, commencing on June 1, 2012, and each anniversary thereafter, the Compensation Committee was required to determine in its discretion the amount of any increase in Mr. Christian's then existing annual salary; provided, however, that such increase would not be less than the greater of 3% or a cost of living increase based on the consumer price index. Pursuant to the 2016 amendment, the amended 2011 employment agreement provided that such increase in Mr. Christian's then existing salary would not be less than the greater of 4% or a cost of living increase based on the consumer price index.

The amended 2011 employment agreement also provided that Mr. Christian was eligible for equity awards under the 2005 Incentive Compensation Plan as shall be approved by the Compensation Committee and bonuses in such amounts as shall be determined pursuant to the terms of the CEO Plan or as otherwise determined by the Compensation Committee in its discretion based on the performance of the Company and the accomplishments of objectives established by the Compensation Committee in consultation with Mr. Christian.

Under the amended 2011 employment agreement, Mr. Christian was eligible to participate, in accordance with their terms, in all medical and health plans, life insurance, profit sharing, 401(k) Plan, pension, and such other employment benefits as are maintained by the Company or its affiliates for other key employees performing services. During the term of the employment agreement, the Company was required to maintain all existing policies of insurance on Mr. Christian's life, including the existing split dollar policy. The Company was also required to pay for Mr. Christian to participate in an executive medical plan and to maintain its existing medical reimbursement policy. Mr. Christian was also furnished with an automobile and other fringe benefits as have been afforded him in the past or as are consistent with his position. In addition, the Company agreed to maintain an office for Mr. Christian in Sarasota County, Florida. The 2016 amendment increased the paid vacation time awarded to Mr. Christian on the anniversary date of the 2011 employment agreement from four weeks to six weeks of paid vacation.

11.   Related Party Transactions (Continued)

Payments Under the Principal Shareholder Employment Agreement

The amended 2011 employment agreement terminated upon Mr. Christian's death on August 19, 2022. As a result of his passing the Company was required to make several payments to his estate as outlined in his employment agreement, and described above. In accordance with ASC 712-10-25, *Nonretirement Postemployment Benefits*, we accrued all necessary expenses as of September 30, 2022. As a result of our contractual obligations under the Mr. Christian's agreement, Mr. Christian's estate was the beneficiary of a gross amount of approximately $5.8 million in cash, common stock and a life insurance policy of which $3.9 million was recorded upon his passing in the third quarter of 2022, and $1.9 million had been accrued for in previous periods. The estate was the beneficiary of a lump-sum payment of his current base salary plus accrued unused vacation time totaling $1.9 million which was paid in October 2022. Mr. Christian's estate was also provided with a prorated bonus that Mr. Christian earned of approximately $633,000 which was paid in March 2023. Mr. Christian had approximately $65,000 withheld as deferred compensation that was paid to the estate in January 2023. Additionally, under the agreement, any award previously granted under the Company's 2005 Incentive Compensation Plan were immediately vested and provided to the estate. At the date of Mr. Christian's passing, he had approximately 55,000 shares of unvested restricted stock that immediately vested at a price of $24.80 for a total of $1.4 million in common stock received by the estate. Mr. Christian's estate is now the beneficiary of the Split Dollar life insurance policy that had a cash surrender value of approximately $1,029,000 at the time of transfer. Under the agreement, the Company is responsible to pay the estate's income tax obligation relating to the transfer of the life insurance policy and as such, recorded $500,000 in the fourth quarter of 2024 when the transfer of the policy occurred. Lastly, under the agreement, the Company shall continue to pay for the healthcare coverage and life insurance premiums for Mr. Christian's spouse for ten years which totals approximately $800,000.

Mr. Forgy's Employment Agreement

On November 16, 2022, we entered into an employment agreement with Christopher S. Forgy, who was appointed as our President and CEO effective December 7, 2022. Mr. Forgy's employment agreement had an initial term of three years, and in December 2024, pursuant to the agreement, we and Mr. Forgy mutually agreed to extend the term for the additional two years (the "renewal period"). Under the agreement, Mr. Forgy's base salary is set at $670,000 for the first year and will increase 4% annually.

Mr. Forgy will have the opportunity to earn an annual performance bonus under the CEO Plan. His bonus in any fiscal year will be in a minimum of 35% and a maximum of 100% of his annual base salary as of January 1 of the fiscal year, and will be based on his performance and the achievement of performance goals established by the Compensation Committee within the first 90 days of the fiscal year. The Board may instead grant Mr. Forgy a discretionary bonus in the case of a financial, national or global occurrence, or a generally difficult year. Mr. Forgy was granted a $245,000 discretionary bonus for the 2023 fiscal year and a $243,950 discretionary bonus for the 2024 fiscal year. Mr. Forgy is also eligible for equity awards under the 2023 Incentive Compensation Plan, or any successor equity incentive plan, in accordance with the provisions of that plan that apply to the CEO.

Mr. Forgy will continue to participate in our employee benefit plans, including the medical reimbursement plan, 401(k) plan, deferred compensation plan, and other health and welfare benefit plans. He will be entitled to five weeks of paid vacation days per calendar year. The Company will furnish him with an automobile, pay the initiation fee and monthly dues for a non-golf country club membership and provide Mr. Forgy with a split dollar life insurance agreement with premiums payable by the Company.

Either the Company or Mr. Forgy may terminate the employment term for any reason generally with 30 days advance notice. If Mr. Forgy's employment is terminated by us for cause, if he resigns without good reason, or if his employment terminates by reason of death or disability, he will receive any accrued but unpaid base salary and any benefits under the Company's benefit plans (the "accrued amounts.")

11. Related Party Transactions (Continued)

If Mr. Forgy's employment is terminated by us without cause or if he resigns for good reason, he will receive the accrued amounts; continuation of his base salary for the longer of 18 months or the remainder of the three year initial term or the two-year renewal period, as applicable; any awarded but unpaid annual bonus with respect to any completed fiscal year preceding the termination date; immediate and full vesting of any unvested shares of restricted stock then held by Mr. Forgy; and payment or reimbursement of COBRA premiums for Mr. Forgy and his spouse for up to 18 months.

Mr. Forgy agreed that, for a period of 12 months after the termination of his employment, he will not (i) solicit business of the type performed by the Company anywhere in the United States; (ii) solicit from any person who has purchased services from the Company during the three years preceding his termination for business of the type performed by the Company in the United States, or in any other location; or (iii) offer employment to any person employed by the Company, or entice any such person to leave employment with the Company. The employment agreement also contains customary confidentiality and non-disparagement covenants.

Change in Control Agreements

In December 2007, Samuel D. Bush, Senior Vice President and Chief Financial Officer, and Catherine Bobinski, Senior Vice President/Finance, Chief Accounting Officer and Corporate Controller, entered into Change in Control Agreements. In September 2018, Christopher S. Forgy, Senior Vice President of Operations entered into a Change in Control Agreement. In July 2020, Eric Christian, Chief Marketing Officer entered into a Change in Control Agreement. Eric Christian is the son of Edward K. Christian, our former President, CEO and Chairman. A change in control is defined to mean the occurrence of (a) any person or group becoming the beneficial owner, directly or indirectly, of more than 30% of the combined voting power of the Company's then outstanding securities and Mr. Christian ceasing to be Chairman and CEO of the Company; (b) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which results in the voting securities of the Company outstanding immediately prior thereto continuing to represent more than 50% of the combined voting securities of the Company or such surviving entity; or (c) the approval of the shareholders of the Company of a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of its assets.

11. Related Party Transactions (Continued)

If there is a change in control, the Company shall pay a lump sum payment within 45 days of 1.5 times the average of the executive's last three full calendar years of such executive's base salary and any annual cash bonus paid. In the event that such payment constitutes a "parachute payment" within the meaning of Section 280G subject to an excise tax imposed by Section 4999 of the Internal Revenue Code, the Company shall pay the executive an additional amount so that the executive will receive the entire amount of the lump sum payment before deduction for federal, state and local income tax and payroll tax. In the event of a change in control (other than the approval of plan of liquidation), the Company or the surviving entity may require as a condition to receipt of payment that the executive continue in employment for a period of up to six months after consummation of the change in control. During such six months, executive will continue to earn his pre-existing salary and benefits. In such case, the executive shall be paid the lump sum payment upon completion of the continued employment. If, however, the executive fails to remain employed during this period of continued employment for any reason other than (a) termination without cause by the Company or the surviving entity, (b) death, (c) disability or (d) breach of the agreement by the Company or the surviving entity, then executive shall not be paid the lump sum payment. In addition, if the executive's employment is terminated by the Company without cause within six months prior to the consummation of a change in control, then the executive shall be paid the lump sum payment within 45 days of such change in control.

Other Related Party Transactions

Effective June 19, 2019, we employed Eric Christian, son of Edward K. Christian, our President, CEO and Chairman at the time, as our Director of Solution Architecture. Eric Christian was promoted to Vice President of Digital Solutions in July 2020 and was subsequently promoted to Chief Marketing Officer in February 2023. The Board of Directors approved the employment of Eric Christian and subsequent promotions. As previously disclosed, Edward K. Chrisian passed away in August 2022 which resulted in the conversion of his Class B Shares into Class A Shares that were transferred to an estate planning trust, of which Edward K. Christian's surviving spouse, and Eric Christian's mother is the trustee of. The estate owns approximately 14.6% of the Common Stock outstanding. We also employed Sera Christian, granddaughter of the trustee of the Edward K. Christian estate.

12. Common Stock

As previously disclosed, the passing of our founder and former Chairman, President and CEO Edward K. Christian, and the resultant transfer of his Class B shares into an estate planning trust resulted in an automatic conversion of each Class B share he held into one fully paid and non-assessable Class A share. We no longer have any shares of Class B Common Stock issued or outstanding, nor will there be any issued in the future.

Dividends. Shareholders are entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available for such purpose. However, no dividend may be declared or paid in cash or property on any share of any class of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of common stock. In the case of any stock dividend, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock).

Voting Rights. Holders of shares of Common Stock vote as a single class on all matters submitted to a vote of the shareholders, with each share of Class A Common Stock entitled to one vote. Prior to Mr. Christian's passing, each share of Class B Common Stock was entitled to ten votes, except (i) in the election for directors, (ii) with respect to any "going private" transaction between the Company and the Class B shareholder, and (iii) as otherwise provided by law.

12. Common Stock (Continued)

Prior to Mr. Christian's passing, in the election of directors, the holders of Class A Common Stock, voting as a separate class, were entitled to elect twenty-five percent, or two, of our at the time eight directors. The holders of the Common Stock, voting as a single class with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes, were entitled to elect the remaining directors. The Board of Directors consisted of seven members at December 31, 2024. Currently, our Board of Directors consists of seven members. Holders of Common Stock are not entitled to cumulative voting in the election of directors.

The holders of the Common Stock vote as a single class with respect to any proposed "going private" transaction with each share of each class of Common Stock entitled to one vote per share.

Under Florida law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences and limitations of the shares of such class of common stock.

Liquidation Rights. Upon our liquidation, dissolution, or winding-up, the holders of Class A Common Stock are entitled to share ratably in accordance with the number of shares held in all assets available for distribution after payment in full of creditors.

13. Commitments and Contingencies

Leases

We lease certain land, buildings and equipment for use in our operations. We recognize lease expense for these leases on a straight-line basis over the lease term and combine lease and non-lease components for all leases. Right-of-use ("ROU") assets and lease liabilities are recorded on the balance sheet for all leases with an expected term of at least one year. Some leases include one or more options to renew. The exercise of lease renewal options is generally at our discretion. The depreciable lives of ROU assets are limited to the expected lease term. Our lease agreements do not contain any residual value guarantees or material restrictive covenants. As of December 31, 2024, we do not have any non-cancellable operating lease commitments that have not yet commenced.

ROU assets are classified within other intangibles, deferred costs and investments, net on the consolidated balance sheet while current lease liabilities are classified within other accrued expenses and long-term lease liabilities are classified within other liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet. ROU assets were $6.9 million and $7.0 million at December 31, 2024 and 2023, respectively. Lease liabilities were $7.3 million and $7.3 million at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, we recorded additional ROU assets under operating leases of $1,558,000, which is a non-cash transaction. Payments on lease liabilities during the year ended December 31, 2024 and 2023 totaled $1,883,000 and $1,826,000, respectively.

Lease expense includes cost for leases with terms in excess of one year. For the years ended December 31, 2024 and 2023, our total lease expense was $1,915,000 and $1,864,000, respectively. Short-term lease costs are de minimus.

13. Commitments and Contingencies (Continued)

We have no financing leases and minimum annual rental commitments under non-cancellable operating leases consisted of the following at December 31, 2024 (in thousands):

Years Ending December 31,		
2025	$	1,892
2026		1,805
2027		1,622
2028		1,200
2029		730
Thereafter		1,463
Total lease payments *(a)*		8,712
Less: Interest *(b)*		1,444
Present value of lease liabilities *(c)*	$	7,268

(a) *Lease payments include options to extend lease terms that are reasonably certain of being exercised. There were no legally binding minimum lease payments for leases signed but not yet commenced at December 31, 2024.*
(b) *Our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our discount rate for such leases to determine the present value of lease payments at the lease commencement date.*
(c) *The weighted average remaining lease term and weighted average discount rate used in calculating our lease liabilities were 6.2 years and 5.8%, respectively, at December 31, 2024.*

Performance Fees and Royalties

We incur fees from performing rights organizations ("PRO") to license our public performance of the musical works contained in each PRO's repertory. The Radio Music Licensing Committee ("RMLC"), of which we are a represented participant, (1) entered into an Interim License Agreement with American Society of Composers, Authors and Publishers that was effective January 1, 2022 and will remain in effect until the date on which the parties reached agreement as to, or there is court determination of, new interim or final fees, terms, and conditions of a new license for the five year period commencing on January 1, 2022 and concluding on December 31, 2026; (2) entered into an Interim License Agreement with Broadcast Music, Inc. that was effective January 1, 2022 and will remain in effect until the date on which the parties reached agreement as to, or there is court determination of, new interim or final fees, terms, and conditions of a new license for the five year period commencing on January 1, 2022 and concluding on December 31, 2026; (3) reached an agreement with the Society of European Stage Authors and Composers after arbitration in November 2024 that is retroactive to January 2023 for a blanket fee from 2023-26 and (4) in February 2022, RMLC and Global Music Rights ("GMR") announced that the conditions of their agreement to settle the GMR-RMLC antitrust and/or unfair competition litigations had been reached and we have entered into an agreement with GMR.

To secure the rights to stream music content over the Internet, we also must obtain performance rights licenses and pay public performance royalties to copyright owners of sound recordings (typically, performing artists and record companies). We pay the applicable royalty rates to SoundExchange, the organization designated by the Copyright Royalty Board ("CRB") to collect and distribute royalties under these statutory licenses. From time to time, SoundExchange notifies us that certain calendar years are subject to routine audits of our royalty payments. The results of such audits could result in higher royalty payments for the subject years. There is no guarantee that the licenses and associated royalty rates that currently are available to us will be available to us in the future. In addition, Congress may consider and adopt legislation that would require us to pay royalties to sound recording copyright owners for broadcasting those recordings on our terrestrial radio stations.

13. Commitments and Contingencies (Continued)

Contingencies

In 2003, in connection with our acquisition of one FM radio station, WJZK-FM serving the Columbus, Ohio market, we entered into an agreement whereby we would pay the seller up to an additional $1,000,000 if we obtain approval from the FCC for a city of license change.

14. Fair Value Measurements

As defined in ASC Topic 820, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs in which there is little or no market data available, which requires management to develop its own assumptions in pricing the asset or liability.

Our assets and liabilities disclosed at fair value are summarized below ($000's omitted):

		Fair Value	
Financial Instrument	**Fair Value Hierarchy**	**December 31, 2024**	**December 31, 2023**
Cash and cash equivalents	Level 1	$ 18,860	$ 29,582
Short-term investments	Level 1	$ 8,927	$ 10,595
Accounts receivable, net of allowance	Level 1	$ 15,941	$ 17,173
Revolving Credit Facility	Level 2	$ 5,000	$ —

Our financial instruments are comprised of cash and cash equivalents, short-term investments and long-term debt. The carrying value of cash and cash equivalents, short-term investments and accounts receivable approximate fair value due to their short maturities. The fair value of cash and cash equivalents, and short-term investments derived from quoted market prices and are considered a level 1. Interest on the Credit Facility is at a variable rate, and as such the debt obligation outstanding approximates fair value and is considered a level 2.

Non-Recurring Fair Value Measurements

We have certain assets that are measured at fair value on a non-recurring basis under the circumstances and events described in Note 4 — Broadcast Licenses, Goodwill and Other Intangibles, and are adjusted to fair value only when the carrying values are more than the fair values.

During the fourth quarter of 2024, we reviewed the fair value of the assets that are measured at fair value on a non-recurring basis and concluded that these assets were not impaired as the fair value of these assets equaled or exceeded their carrying values.

14. Fair Value Measurements (Continued)

During the fourth quarter of 2023, we reviewed the fair value of the assets that are measured at fair value on a non-recurring basis and concluded that these assets were not impaired as the fair value of these assets equaled or exceeded their carrying values.

Additionally, we measured Property, Plant and Equipment and Broadcast License at fair value on a non-recurring basis under the circumstances and events described in Note 10 – Acquisitions and Dispositions for our Lafayette, Indiana market purchase during 2024.

15. Litigation

The Company is subject to various outstanding claims which arise in the ordinary course of business and to other legal proceedings. Management anticipates that any potential liability of the Company, which may arise out of or with respect to these matters, will not materially affect the Company's financial statements.

16. Other Income

During the third and fourth quarters of 2024, we had weather-related damages. The Company's insurance policy provides coverage for repairs and replacements. As a part of the insurance settlement during the third quarter of 2024, the Company received cash proceeds of $383,000, resulting in a gain of $383,000, which is recorded in other (income) expense, net, in the Company's Consolidated Statements of Income.

During the second quarter of 2024, the Company received $1,133,000 related to the sale of an investment in Broadcast Music, Inc. ("BMI") and recorded a gain of $1,133,000. The gain on sale of investment is recorded in other (income) expense, net in the Company's Consolidated Statement of Operations.

In 2012, Congress mandated that the FCC conduct an incentive auction of broadcast television spectrum as set forth in the Middle Class Tax Relief and Job Creation Act of 2012 ("Spectrum Act"). The Spectrum Act authorized the FCC to conduct incentive auctions in which licensees could voluntarily relinquish their spectrum usage rights in order to permit the assignment by auction of new initial licenses subject to flexible use service rules, in exchange for a portion of the resulting auction proceeds. The Spectrum Act appropriated $1.75 billion to the TV Broadcaster Relocation Fund ("Reimbursement Fund") for costs reasonably incurred by Full Power and Class A broadcast television licensees reassigned to new channels ("repack"), as well as Multichannel Video Programming Distributors ("MVPDs") that incurred costs related to continuing to carry the signals of reassigned broadcast stations. The 2018 Reimbursement Expansion Act appropriated $1 billion in additional funds for the Reimbursement Fund and expanded eligible entities for reimbursement to include FM stations affected by the repack. During the first quarter of 2023, we received approximately $115,000 in reimbursement for our FM stations. This reimbursement was recorded in other (income) expense, net in the Company's Consolidated Statement of Operations. We do not anticipate receiving any additional reimbursements related to this.

17. Subsequent Events

On February 5, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.25 per share on its Class A Common Stock. This dividend, totaling approximately $1,600,000, was paid on March 7, 2025 to shareholders of record on February 18, 2025.

Exhibit No.	Location	Description
3.1	22	Articles of Incorporation of Saga Communications Reincorporation, Inc.
3.2	22	Bylaws, as amended April 16, 2020.
4	14	Description of the Company's Securities
10.1	1	Summary of Executive Insured Medical Reimbursement Plan.
10.2	2	Saga Communications, Inc. 2003 Employee Stock Option Plan.
10.3	5	Chief Executive Officer Annual Incentive Plan.
10.4	3	Second Amended and Restated Saga Communications, Inc. 2005 Incentive Compensation Plan
10.5	7	Form of Stock Option Agreement under the Second Amended and Restated Saga Communications, Inc. 2005 Incentive Compensation Plan.
10.6	7	Form of Restricted Stock Option Agreement under the Second Amended and Restated Saga Communications, Inc. 2005 Incentive Compensation Plan.
10.7	6	Employment Agreement of Edward K. Christian dated as of June 17, 2011.
10.8	4	Change in Control Agreement of Samuel D. Bush dated as of December 28, 2007.
10.9	9	Change in Control Agreement of Catherine A. Bobinski dated as of December 28, 2007.
10.10	8	Amendment to Employment Agreement of Edward K. Christian dated as of February 12, 2016.
10.11	10	Amendment to the Second Amendment and Restated Saga Communications, Inc. 2005 Incentive Compensation Plan as of April 16, 2018.
10.12	11	Letter of Employment for Christopher S. Forgy, Senior Vice President / Operations effective May 28, 2018.
10.13	12	Change in Control Agreement of Christopher Forgy dated as of September 28, 2018.
10.14	13	Amendment to Employment Agreement of Edward K. Christian dated as of February 26, 2019.
10.15	15	Change in Control Agreement of Eric Christian dated as of July 6, 2020.
10.16	16	Third Amendment to Employment Agreement dated January 25, 2022 between Saga Communications, Inc, and Edward K. Christian.
10.17	17	Employment Agreement of Christopher Forgy dated as of November 16, 2022.
10.18	17	Letter of Employment of Wayne Leland dated as of November 16, 2022.
10.19	18	Third Amendment to Credit Agreement dated December 19, 2022 between the Company and JPMorgan Chase Bank, N.A., and The Huntington National Bank.
10.20	19	Saga Communications, Inc. 2023 Incentive Compensation Plan
10.21	20	Form of Restricted Stock Option Agreement for Employees under the Saga Communications, Inc. 2023 Incentive Compensation Plan
10.22	20	Form of Restricted Stock Option Agreement for Directors under the Saga Communications, Inc. 2023 Incentive Compensation Plan
10.23	*	Saga Communications, Inc. 2005 Deferred Compensation Plan Effective December 1998
10.24	*	Amendment to the Saga Communications, Inc. 2005 Deferred Compensation Plan Effective January 2009
10.25	*	Trust for Saga Communications, Inc. 2005 Deferred Compensation Plan April 2007
10.26	*	Nonqualified Deferred Compensation Plan Trust Agreement Effective December 2024
19	*	Saga Communications, Inc. Insider Trading Policy
21	*	Subsidiaries.
23.1	*	Consent of Crowe LLP.
23.2		Consent of UHY LLP.
31.1	*	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	*	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 and Rule 13-14(b) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	21	Saga Communications, Inc. Policy for Recovery of Erroneously Awarded Compensation
101.INS	*	Inline XBRL Instance Document
101.SCH	*	Inline XBRL Taxonomy Extension Schema Document
101.CAL	*	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104		Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

* Filed herewith.

1 Exhibit filed with the Company's Registration Statement on Form S-1 (File No. 33-47238) filed on December 10, 1992 and incorporated by reference herein.

2 Exhibit filed with the Company's Registration Statement on From 8-A (File No. 333-107686) filed on August 5, 2003 and incorporated by reference herein.

3 Exhibit filed as Appendix A to the Company's Consent Solicitation (Filed No: 001-11588) filed on September 17, 2013 and incorporated by reference herein.

4 Exhibit filed with the Company's Form 8-K filed on January 4, 2008 and incorporated by reference herein.

5 Exhibit filed with the Company's Proxy Statement for the 2020 Annual Meeting of Stockholders and incorporated by reference herein.

6 Exhibit filed with the Company's Form 10-Q for the quarter ended June 30, 2011 and incorporated by reference herein.

7 Exhibit filed with the Company's Form 8-K filed on October 16, 2013 and incorporated by reference herein.

8 Exhibit filed with the Company's Form 8-K/A filed on April 8, 2016 and incorporated by reference herein.

9 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2015 and incorporated by reference herein.

10 Exhibit filed as Appendix A to the Corporation's Definitive Proxy Statement (File No. 001-11588) filed on April 16, 2018 and incorporated by reference herein.

11 Exhibit filed with the Company's Form 10-Q for the quarter ended June 30, 2018 and incorporated by reference herein.

12 Exhibit filed with the Company's Form 8-K filed on September 28, 2018 and incorporated by reference herein.

13 Exhibit filed with the Company's Form 8-K filed on March 1, 2019 and incorporated by reference herein.

14 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2019 and incorporated by reference herein.

15 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2020 and incorporated by reference herein.

16 Exhibit filed with the Company's Form 8-K filed on January 27, 2022 and incorporated by reference herein.

17 Exhibits filed with the Company's Form 8-K filed on November 16, 2022 and incorporated by reference herein.

18 Exhibit filed with the Company's Form 10-K for the year ended December 31, 2022 and incorporated by reference herein.

19 Exhibit filed with the Company's Form S-8 filed on August 10, 2023 and incorporated by reference herein.

20 Exhibits filed with the Company's Form 10-Q for the quarter ended September 30, 2023 and incorporated by reference herein.

21 Exhibit filed with the Company's Form 10-K filed on March 15, 2024 and incorporated by reference herein.

22 Exhibit filed with the Company's Form 8-K filed on May 20, 2020 and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2025.

SAGA COMMUNICATIONS, INC.

By: /s/   Christopher S. Forgy
Christopher S. Forgy
President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 31, 2025.

Signatures

/s/ Christopher S. Forgy Christopher S. Forgy	President, Chief Executive Officer and Director
/s/ Samuel D. Bush Samuel D. Bush	Executive Vice President, Chief Financial Officer and Treasurer
/s/ Catherine A. Bobinski Catherine A. Bobinski	Senior Vice President/Finance, Chief Accounting Officer and Corporate Controller
/s/ Clarke R. Brown, Jr. Clarke R. Brown, Jr.	Director
/s/ Timothy J. Clarke Timothy J. Clarke	Director
/s/ Roy F. Coppedge III Roy F. Coppedge	Director
/s/ Warren Lada Warren Lada	Chairman of the Board and Director
/s/ Marcia K. Lobaito Marcia K. Lobaito	Director
/s/ Michael W. Schechter Michael W. Schechter	Director

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Shareholder Information

AUDITORS
Crowe LLP, Fort Lauderdale, FL

TRANSFER AGENT
Computershare, Canton, MA

PUBLICATIONS

The Company's Annual Report Form 10-K and Quarterly Reports to Shareholders are available free of charge to shareholders. Inquiries are welcome by letter or telephone to Samuel D. Bush, Executive Vice President, Treasurer and CFO, at the Saga Corporate Office.

Shareholders whose stock is held in street name are encouraged to write to the company to have their names placed on the financial mailing list, enabling them to receive annual and interim reports without delay.

You may find more information about us at our Internet website located at *www.sagacom.com. Our Annual report on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports are available free of charge on our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.*

ANNUAL MEETING

The Annual Meeting of Shareholders will be held virtually on Friday, May 2, 2025 at 11:00 am Eastern Daylight Time. Please refer to the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders for access information.

This Annual Report contains certain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are based upon current expectations and involve certain risks and uncertainties. Words such as "will," "may," "believes," "expects," "anticipates," "guidance," and similar expressions are intended to identify forward-looking statements. The material risks facing our business are described in the reports Saga periodically files with the U.S. Securities and Exchange Commission, including in particular Item 1A of our Annual Report on Form 10-K. Readers should note that forward-looking statements may be impacted by several factors, including global, national and local economic changes and changes in the radio broadcast industry in general as well as Saga's actual performance. Actual results may vary materially from those described herein and Saga undertakes no obligation to update any information contained herein that constitutes a forward-looking statement.

CORPORATE OFFICERS

Christopher S. Forgy
President and Chief Executive Officer
Samuel D. Bush
Executive Vice President, Treasurer and Chief Financial Officer
Wayne P. Leland
Senior Vice President and Chief Operating Officer
Catherine A. Bobinski
Senior Vice President – Finance, Chief Accounting Officer and Corporate Controller
Pat Paxton
Senior Vice President/Content
Eric Christian
Chief Marketing Officer
Katherine Semivan
Vice President, Corporate Secretary
Annette Calcaterra
Vice President/Human Resources
Angela Parks
Vice President/Facilities
Tom Atkins
Vice President/Engineering
Tracy Cleeton
Chief Technology Officer

BOARD OF DIRECTORS

Warren S. Lada
Chairman of the Board and Former Chief Operating Officer of Saga Communications, Inc.
Christopher S. Forgy
President and Chief Executive Officer
Clarke R. Brown Jr.
Former President – Radio Division, Jefferson – Pilot Communications
Timothy J. Clarke
Former President and Owner, Clarke Advertising & Public Relations, Inc.
Roy F. Coppedge III
Founder & Former Managing Director, BV Investment Partners
Marcia K. Lobaito
Former SVP/Business Affairs, Corporate Secretary Saga Communications, Inc.
Michael Schechter
Partner, TowerView, LLC



73 Kercheval Avenue
Grosse Pointe Farms, MI 48236
www.sagacom.com